The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, and we are not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-211371

SUBJECT TO COMPLETION. DATED FEBRUARY 7, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated May 13, 2016)

5,000,000 Class A Units

Representing Limited Liability Company Interests

Oaktree Capital Group, LLC

This prospectus supplement relates to 5,000,000 Class A units representing limited liability company interests. We intend to use the net proceeds from this offering to acquire interests in our business from certain of our directors, current and former employees and other investors, including certain senior executives and other members of our senior management. Accordingly, we will not retain any proceeds from the sale of Class A units in this offering.

Our Class A units are listed on the New York Stock Exchange under the symbol “OAK.” The last reported sale price of the Class A units on February 6, 2018 was $45.85 per unit.

Investing in our Class  A units involves risks. Please see “Risk Factors” beginning on page S-26 of this prospectus supplement and page 4 of the accompanying prospectus and in the documents incorporated by reference for a discussion of risk factors you should consider before investing in our Class A units.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Class A Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Aggregate proceeds, before expenses, to us	$	$
Aggregate proceeds we will use to acquire interests in our business from our directors, employees and other investors	$	$

To the extent that the underwriters sell more than 5,000,000 Class A units, the underwriters have the option to purchase up to 750,000 additional Class A units from us, at the public offering price less the underwriting discount, for 30 days after the date of this prospectus supplement (the “underwriters’ option”). We intend to use any proceeds that we receive from the exercise of the underwriters’ option to acquire interests in our business from certain of our directors, current and former employees and other investors, including certain senior executives and other members of our senior management.

The underwriters expect to deliver the Class A units against payment in New York, New York on February     , 2018.

Morgan Stanley

Prospectus Supplement dated February     , 2018.

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under “Where You Can Find More Information and Incorporation by Reference.”

Information incorporated by reference after the date of this prospectus supplement is considered a part of this prospectus supplement and may add, update or change information contained in this prospectus supplement. Any information in such subsequent filings that is inconsistent with this prospectus supplement and the accompanying prospectus will supersede the information in this prospectus supplement and the accompanying prospectus.

This prospectus supplement, the accompanying prospectus and any free writing prospectus that we prepare or authorize contain and/or incorporate by reference information you should consider when making an investment decision. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any such free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, unless the context otherwise requires:

“Oaktree,” “OCG,” “we,” “us,” “our” or “our company” refers to Oaktree Capital Group, LLC and, where applicable, its subsidiaries and affiliates.

“Oaktree Operating Group,” or “Operating Group,” refers collectively to the entities in which we have a minority economic interest and indirect control that either (i) act as or control the general partners and investment advisers of our funds or (ii) hold interests in other entities or investments generating income for us.

“OCGH” refers to Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, which holds an interest in the Oaktree Operating Group and all of our Class B units.

“OCGH unitholders” refers collectively to our senior executives, current and former employees and certain other investors who hold interests in the Oaktree Operating Group through OCGH.

“2007 Private Offering” refers to the sale completed on May 25, 2007 of 23,000,000 of our Class A units to qualified institutional buyers (as defined in the Securities Act) in a transaction exempt from the registration requirements of the Securities Act. Prior to our initial public offering, these Class A units traded on a private over-the-counter market developed by Goldman, Sachs & Co. for Tradeable Unregistered Equity Securities.

“assets under management,” or “AUM,” generally refers to the assets we manage and equals the NAV (as defined below) of the assets we manage, the leverage on which management fees are charged and the undrawn capital that we are entitled to call from investors in our funds pursuant to their capital commitments. For our CLOs, AUM represents the aggregate par value of collateral assets

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and principal cash, and for our publicly-traded BDCs, gross assets (including assets acquired with leverage), net of cash. Our AUM amounts include AUM for which we charge no management fees. Our definition of AUM is not based on any definition contained in our operating agreement or the agreements governing the funds that we manage. Our calculation of AUM and the two AUM-related metrics described below may not be directly comparable to the AUM metrics of other investment managers.

•	“management fee-generating assets under management,” or “management fee-generating AUM,” is a forward-looking metric and reflects the beginning AUM on which we will earn management fees in the following quarter. Our closed-end funds typically pay management fees based on committed capital, drawn capital or cost basis during the investment period, without regard to changes in NAV, and during the liquidation period on the lesser of (a) total funded capital or (b) the cost basis of assets remaining in the fund. The annual management fee rate generally remains unchanged from the investment period through the liquidation period. Our open-end and evergreen funds typically pay management fees based on their NAV, our CLOs pay management fees based on the aggregate par value of collateral assets and principal cash, as defined in the applicable CLO indentures, and our publicly-traded BDCs pay management fees based on gross assets (including assets acquired with leverage), net of cash. As compared with AUM, management fee-generating AUM generally excludes the following:

•	Differences between AUM and either committed capital or cost basis for most closed-end funds, other than for closed-end funds that pay management fees based on NAV and leverage, as applicable;

•	Undrawn capital commitments to closed-end funds that have not yet commenced their investment periods;

•	Undrawn capital commitments to funds for which management fees are based on drawn capital, NAV or cost basis;

•	Oaktree’s general partner investments in management fee-generating funds; and

•	Funds that are no longer paying management fees and co-investments that pay no management fees.

•	“incentive-creating assets under management,” or “incentive-creating AUM,” refers to the AUM that may eventually produce incentive income. It generally represents the NAV of our funds for which we are entitled to receive an incentive allocation, excluding CLOs and investments made by us and our employees and directors (which are not subject to an incentive allocation), and gross assets (including assets acquired with leverage), net of cash, for our publicly-traded BDCs. With respect to BDCs, only the incentive fee on capital gains can be generated from incentive-creating AUM. All funds for which we are entitled to receive an incentive allocation are included in incentive-creating AUM, regardless of whether or not they are currently above their preferred return or high-water mark and therefore generating incentives. Incentive-creating AUM does not include undrawn capital commitments.

“consolidated funds” refers to the funds and CLOs that Oaktree is required to consolidate as of the applicable reporting date.

“funds” refers to investment funds and, where applicable, CLOs and separate accounts that are managed by us or our subsidiaries.

“initial public offering” refers to the listing of our Class A units on the New York Stock Exchange whereby Oaktree sold 7,888,864 Class A units and selling unitholders sold 954,159 Class A units.

S-iii

“Intermediate Holding Companies” collectively refers to the subsidiaries wholly owned by us.

“May 2007 Restructuring” refers to the series of transactions that occurred immediately prior to the 2007 Private Offering whereby OCGH contributed our business to the Oaktree Operating Group in exchange for limited partnership interests in each Oaktree Operating Group entity, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The May 2007 Restructuring and The 2007 Private Offering—The May 2007 Restructuring” in our annual report on Form 10-K for the year ended December 31, 2013.

“net asset value,” or “NAV,” refers to the value of all the assets of a fund (including cash and accrued interest and dividends) less all liabilities of the fund (including accrued expenses and any reserves established by us, in our discretion, for contingent liabilities) without reduction for accrued incentives (fund level) because they are reflected in the partners’ capital of the fund.

“senior executives” refers collectively to Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone.

“underwriters” refers collectively to the underwriter or underwriters named in the first table under “Underwriting.” If only one underwriter is named in that table, then “underwriters” refers to that one underwriter.

This prospectus supplement and the accompanying prospectus and their contents do not constitute and should not be construed as an offer of securities of any Oaktree funds or an offer of Class A units in any jurisdiction where the offer or sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, and other information with the U.S. Securities and Exchange Commission (the “SEC”). You can inspect and copy these reports and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the complete registration statement and all of the exhibits thereto, are also available through the SEC’s website at http://www.sec.gov. Our internet address is www.oaktreecapital.com. We are not incorporating the contents of our website into this prospectus supplement or the accompanying prospectus (apart from those documents that are referenced below).

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring to those documents. We hereby incorporate by reference the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 1, 2017 (our “Annual Report”);

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017;

•	Our Current Reports on Form 8-K filed on October 28, 2016, March 1, 2017, April 27, 2017 (item 5.02 only), November 9, 2017 and November 17, 2017;

S-iv

•	The description of our Class A units contained in our Registration Statement on Form 8-A, filed with the SEC on April 9, 2012, including all amendments and reports filed for the purpose of updating such description; and

•	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and before the termination of the offering.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Oaktree Capital Group, LLC

333 South Grand Avenue 28th Floor

Los Angeles, CA 90071

Attention: Investor Relations

Telephone: (213) 830-6483

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, which reflect our current views with respect to, among other things, our future results of operations and financial performance. In some cases, you can identify forward-looking statements by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity, including, but not limited to, changes in our anticipated revenue and income, which are inherently volatile; changes in the value of our investments; the pace of our raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of our existing funds; the amount and timing of distributions on our Class A units; changes in our operating or other expenses; the degree to which we encounter competition; and general political, economic and market conditions. The factors described in the section titled “Risk Factors” herein, and listed in the item captioned “Risk Factors” in our Annual Report incorporated by reference herein, describe risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in our forward-looking statements.

Forward-looking statements contained in this prospectus supplement speak only as of the date of this prospectus supplement. Except as required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

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MARKET AND INDUSTRY DATA

The documents incorporated and deemed to be incorporated by reference herein include or may include, and any free writing prospectus that may be provided to you in connection with this offering may include, market and industry data and forecasts that are derived from independent reports, publicly available information, various industry publications, other published industry sources and our internal data, estimates and forecasts. Independent reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. We have not commissioned, nor are we affiliated with, any of the sources cited herein.

Our internal data, estimates and forecasts are based upon information obtained from investors in our funds, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

S-vi

SUMMARY

This is only a summary and may not contain all the information that is important to you. You should carefully read both this prospectus supplement and the accompanying prospectus and any other offering materials, together with the additional information described under “Where You Can Find More Information and Incorporation by Reference.”

Our Company

Oaktree is a leader among global investment managers specializing in alternative investments, with $100.2 billion in assets under management (“AUM”) as of December 31, 2017. Our mission is to deliver superior investment results with risk under control and to conduct our business with the highest integrity. We emphasize an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Over more than three decades, we have developed a large and growing client base through our ability to identify and capitalize on opportunities for attractive investment returns in less efficient markets.

We manage assets on behalf of many of the most significant institutional investors in the world. Our clientele includes 75 of the 100 largest U.S. pension plans, 38 of the 50 primary state retirement plans in the United States, over 400 corporations and/or their pension funds, over 350 endowments and foundations globally, and over 15 sovereign wealth funds. As measured by AUM, approximately 75% of our clients are invested in two or more different investment strategies, and 38% are invested in four or more. Headquartered in Los Angeles, we serve these clients with over 900 employees and offices in 18 cities worldwide.

Our business is comprised of one segment, our investment management business, which consists of the investment management services that we provide to our clients. Our revenue flows from the management fees and incentive income generated by the funds that we manage, as well as the investment income earned from the investments we make in our funds, third-party funds and other companies. The management fees that we receive are based on the contractual terms of the relevant fund and are typically calculated as a fixed percentage of the capital commitments (as adjusted for distributions during a fund’s liquidation period), drawn capital, cost basis or NAV of the particular fund. Incentive income represents our share (typically 20%) of the investors’ profits in most of the closed-end and evergreen funds. Investment income reflects the investment return on a mark-to-market basis and our equity participation on the amounts that we invest in Oaktree and third-party funds, as well as in CLOs and other companies

Oaktree Capital Group, LLC is a Delaware limited liability company that was formed on April 13, 2007. Before 2007, our business was operated through our predecessor, Oaktree Capital Management, LLC, which was formed in 1995. Our principal executive offices are located at 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071, and our telephone number is (213) 830-6300.

Organizational Structure

Oaktree Capital Group, LLC is owned by its Class A and Class B unitholders. Oaktree Capital Group Holdings GP, LLC acts as our manager and is the general partner of Oaktree Capital Group Holdings, L.P., which owns 100% of our outstanding Class B units. OCGH is owned by the OCGH unitholders. Our operations are conducted through a group of operating entities collectively referred to as the “Oaktree Operating Group.” OCGH has a direct economic interest in the Oaktree Operating Group and we have an indirect economic interest in the Oaktree Operating Group. We collectively refer to the interests in the Oaktree Operating Group as the “Oaktree Operating Group units.” An Oaktree Operating Group unit is not a separate legal interest but represents one limited partnership interest in each of the Oaktree Operating Group entities.

Class A units are entitled to one vote per unit. Class B units are entitled to ten votes per unit. However, if the Oaktree control condition (as defined below) is no longer satisfied, our Class B units will be entitled to only one vote per unit. Holders of our Class A units and Class B units generally vote together as a single class on the limited set of matters on which our unitholders have a vote. Such matters, which must be approved by a majority (or, in the case of election of directors when the Oaktree control condition is no longer satisfied, a plurality) of the votes entitled to be cast by all Class A units and Class B units present in person or represented by proxy at a meeting of unitholders, include a proposed sale of all or substantially all of our assets, certain mergers and consolidations, certain amendments to our operating agreement and an election by our board of directors to dissolve the company. The Class B units do not represent an economic interest in Oaktree Capital Group, LLC. The number of Class B units held by OCGH, however, increases or decreases with corresponding changes in OCGH’s economic interest in the Oaktree Operating Group.

Our operating agreement provides that so long as our senior executives, or their successors or affiliated entities (other than us or our subsidiaries), including OCGH, collectively hold, directly or indirectly, at least 10% of the aggregate outstanding Oaktree Operating Group units, our manager, Oaktree Capital Group Holdings GP, LLC, which is 100% owned and controlled by our senior executives, will be entitled to designate all the members of our board of directors. We refer to this ownership condition as the “Oaktree control condition.” Holders of our Class A units and Class B units have no right to elect our manager. So long as the Oaktree control condition is satisfied, our manager will control the membership of our board of directors, which will manage all of our operations and activities and will have discretion over significant corporate actions, such as the issuance of securities, payment of distributions, sale of assets, making certain amendments to our operating agreement and other matters. Please see “Description of Units” in the accompanying prospectus.

The diagram below depicts our organizational structure as of February 5, 2018 after the consummation of this offering and the application of proceeds (assuming no exercise of the underwriters’ option).

(1)	Holds 100% of the Class B units and, after giving effect to this offering and the application of proceeds, 0.01% of the Class A units, which together represent 92.4% of the total combined voting power of our outstanding Class A and Class B units. The Class B units have no economic interest in us. The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC, which is controlled by our senior executives. Oaktree Capital Group Holdings GP, LLC also acts as our manager and in that capacity has the authority to designate all the members of our board of directors for so long as the Oaktree control condition is satisfied.

(2)	The percent economic interest represents the applicable number of Class A units as a percentage of the Oaktree Operating Group units after the completion of this offering. After giving effect to this offering and the application of proceeds, as of February 5, 2018 there are 156,266,685 Oaktree Operating Group units outstanding.

(3)	The percent economic interest in Oaktree Operating Group represents the aggregate number of Oaktree Operating Group units held, directly or indirectly, as a percentage of the total number of Oaktree Operating Group units outstanding after the completion of this offering and the application of proceeds.

(4)	Oaktree Capital Group, LLC holds 1,000 shares of non-voting Class A common stock of Oaktree AIF Holdings, Inc., which are entitled to receive 100% of any dividends. Oaktree Capital Group Holdings, L.P. holds 100 shares of voting Class B common stock of Oaktree AIF Holdings, Inc., which do not participate in dividends or otherwise represent an economic interest in Oaktree AIF Holdings, Inc.

(5)	Owned indirectly by Oaktree Holdings, LLC through an entity not reflected in this diagram that is treated as a partnership for U.S. federal income tax purposes. Through this entity, each of Oaktree Holdings, Inc. and Oaktree Holdings, Ltd. owns a less than 1% indirect interest in Oaktree Capital I, L.P.

The Offering

Class A units being offered by us	5,000,000 units (or 5,750,000 units assuming exercise in full of the underwriters’ option).

Underwriters’ option	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 750,000 additional Class A units from us at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount, per unit to the extent that the underwriters sell more than 5,000,000 Class A units.

Units to be outstanding after this offering and the application of proceeds	69,605,465 Class A units (or 70,355,465 Class A units assuming exercise in full of the underwriters’ option)

86,682,408 Class B units (or 85,932,408 Class B units assuming exercise in full of the underwriters’ option)

Use of proceeds

We estimate that our proceeds from this offering net of underwriting commissions and discounts will be approximately $229.3 million (or $263.6 million assuming exercise in full of the underwriters’ option), assuming a price net of underwriting commissions and discounts equal to $45.85 per Class A unit, which is the last reported sale price of the Class A units on the New York Stock Exchange on February 6, 2018.

We intend to use the net proceeds to acquire OCGH units, which represent economic interests in the Oaktree Operating Group, from certain OCGH unitholders, including certain of our directors, current and former employees and other investors, including certain senior executives and other members of our senior management. We will acquire the OCGH units pursuant to an exchange agreement, as described under “Certain Relationships and Related Transactions, and Director Independence—Exchange Agreement” in our Annual Report. Accordingly, we will not retain any of the proceeds from this offering. Please see “Principal Unitholders” for information regarding the net proceeds of this offering that will be paid to certain of our directors and executive officers. Please see also “Use of Proceeds.”

Voting rights

Class A units are entitled to one vote per unit.

Class B units are entitled to ten votes per unit; however, if the Oaktree control condition is no longer satisfied, our Class B units will be entitled to only one vote per unit.

Holders of our Class A units and Class B units generally vote together as a single class on the limited set of matters on which our unitholders have a vote. As a Class A unitholder, you will have only limited voting rights on matters affecting our businesses and will have no right to elect our manager, which is owned and controlled by our senior executives and is entitled to designate all the members of our board of directors. Moreover, our senior executives, through their control of OCGH, will hold approximately 93% of the total combined voting power of our units entitled to vote immediately after the offering and the application of proceeds, and thus are able to exercise control over all matters requiring unitholder approval. Please see “Description of Units” in the accompanying prospectus.

Distribution policy	We intend to make distributions to our Class A unitholders quarterly, following the respective quarter end. We intend to distribute substantially all of the excess of our share of distributable earnings, net of income taxes, as determined by our board of directors after taking into account factors it deems relevant, such as, but not limited to, working capital levels; known or anticipated cash needs; business and investment opportunities; general economic and business conditions; our obligations under our debt instruments or other agreements; our compliance with applicable laws; the level and character of taxable income that flows through to our Class A unitholders; the availability and terms of outside financing; the possible repurchase of our Class A units in open market transactions; in privately negotiated transactions or otherwise; the possible repurchase of OCGH units; providing for future distributions to our Class A unitholders and OCGH unitholders; and growing our capital base. We are not currently restricted by any contract from making distributions to our unitholders, although certain of our subsidiaries are bound by credit agreements that contain certain restricted payment and/or other covenants, which may have the effect of limiting the amount of distributions that we receive from our subsidiaries. In addition, we are not permitted to make a distribution under Section 18-607 of the Delaware Limited Liability Company Act if, after giving effect to the distribution, our liabilities would exceed the fair value of our assets. The declaration, payment and determination of the amount of equity distributions, if any, is at the sole discretion of our board of directors, which may change our distribution policy at any time. Please see “Cash Distribution Policy” for a further discussion of our distribution policy and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment and Operating Metrics—Distributable Earnings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Analysis—Distributable Earnings” in our Annual Report for a description of distributable earnings and additional information.

Exchange agreement	Subject to certain restrictions, including the approval of our board of directors, each OCGH unitholder has the right to (or may be required to) exchange his or her vested OCGH units pursuant to the terms of an exchange agreement. The exchange agreement provides that such OCGH units will be exchanged for, at the option of our board of directors, Class A units, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing; and we will cancel a corresponding number of Class B units. Please see “Certain Relationships and Related Transactions, and Director Independence—Exchange Agreement” in our Annual Report.

Tax receivable agreement	Subject to certain restrictions, including the approval of our board of directors, each OCGH unitholder has the right to (or may be required to) exchange his or her OCGH units for, at the option of our board of directors, Class A units, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing. Our Intermediate Holding Companies will deliver, at the option of our board of directors, Class A units on a one-for-one basis, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing in exchange for the applicable OCGH unitholder’s OCGH units pursuant to the exchange agreement. These exchanges, including our purchase of Oaktree Operating Group units in connection with the 2007 Private Offering and our purchase of OCGH units in connection with our initial public offering in April 2012 and our follow-on offerings in May 2013, March 2014 and March 2015 and this offering, resulted in, and are expected to result in, as applicable, increases in the tax basis of the tangible and intangible assets of the Oaktree Operating Group. These increases in tax basis have increased and will increase (for tax purposes) depreciation and amortization deductions and reduce gain on sales of assets, and therefore reduce the taxes of two of our Intermediate Holding Companies, Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. entered into a tax receivable agreement with the OCGH unitholders that provides for the payment by Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. to the OCGH unitholders of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. actually realizes (or is deemed to realize in the case of an early termination payment by Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. or a change of control) as a result of these increases in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we expect that remaining payments under the tax receivable agreement will aggregate $176.3 million through 2037 with respect to the 2007 Private Offering, our initial public offering in 2012 and our follow-on offerings in May 2013, March 2014 and March 2015. In addition, we expect that payments under the tax receivable agreement in respect of this offering will aggregate $34.0 million (or $39.1 million assuming exercise in full of the underwriters’ option) over the period ending in approximately 2040, assuming an offering price of $45.85 per Class A unit, which is the last reported sale price of the Class A units on the New York Stock Exchange on February 6, 2018. Please see “Certain Relationships and Related Transactions, and Director Independence—Tax Receivable Agreement” in our Annual Report.

Risk factors	Please see “Risk Factors” beginning on page S-26 and in the documents incorporated by reference for a discussion of risks you should carefully consider before deciding to invest in our Class A units.

New York Stock Exchange symbol	“OAK”

The number of Class A units and Class B units that will be outstanding after this offering is based on 64,605,465 Class A units and 91,682,408 Class B units outstanding as of September 30, 2017 and excludes:

•	86,682,408 Class A units issuable upon exchange of 86,682,408 OCGH units (or, assuming exercise in full of the underwriters’ option, 85,932,408 Class A units issuable upon exchange of 85,932,408 OCGH units) as of September 30, 2017 that will be held by certain of our existing owners after giving effect to this offering and the application of proceeds, which are entitled, subject to vesting and minimum retained ownership requirements and transfer restrictions, to be exchanged for, at the option of our board of directors, our Class A units on a one-for-one basis, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing;

•	11,792,338 Class A units or OCGH units that may be issued from time to time under the 2011 Oaktree Capital Group, LLC Equity Incentive Plan (the “2011 Plan”) as of September 30, 2017; as well as Class A units or OCGH units that become available under the 2011 Plan pursuant to provisions in the 2011 Plan that automatically increase the Class A units or OCGH units available for future issuance (please see “Executive Compensation—2011 Equity Incentive Plan” in our Annual Report);

•	14,425 Class A units and 6,763 OCGH units cancelled after September 30, 2017 in connection with the satisfaction of tax withholding obligations upon the vesting of certain Class A unit and OCGH unit grants; and

•	706,721 OCGH units exchanged for an equivalent amount of Class A units after September 30, 2017 in connection with charitable contributions.

Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ option.

Recent Developments

Tax Legislation

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law, which, among other items, lowers the U.S. corporate tax rate. Our fourth quarter and full-year 2017 financial results reflect the estimated impact from the enactment of the Tax Act, which resulted in a net reduction to our GAAP net income and adjusted net income attributable to Oaktree Capital Group, LLC of $33.2 million, comprised of $178.2 million in additional tax expense from the remeasurement of our deferred tax assets at lower corporate tax rates and a $145.1 million benefit to other income from the remeasurement of our tax receivable agreement liability, the value of which is based upon an 85% share of certain of our deferred tax assets.

Debt Issuance and Repayment

On December 18, 2017, we issued $250 million of 3.78% senior notes due 2032 (the “Notes”). In connection with the Notes offering, we entered into a cross-currency swap agreement to euros, reducing the interest cost to 1.95% per year. The proceeds from the sale of the Notes and cash on hand were used to redeem the $250 million of 6.75% Senior Notes due 2019 (the “2019 Notes”) and to pay the related make-whole premium to holders thereof. The redemption of the 2019 Notes resulted in a one-time, pre-tax charge of $22 million to GAAP net income and adjusted net income in the fourth quarter of 2017. For distributable earnings, the charge will be amortized through the original maturity date of December 2019.

Acquisition

On October 17, 2017, we completed a transaction in which we became the new investment adviser to two business development companies (the “BDCs”): Oaktree Specialty Lending Corporation (NASDAQ: OCSL) and Oaktree Strategic Income Corporation (NASDAQ: OCSI). Upon the closing of the transaction (the “BDC acquisition”), we paid $320 million in cash to Fifth Street Management LLC, net of certain transaction-related expenses. Our financial results for the fourth quarter of 2017 include the impact of the BDC acquisition beginning on October 17, 2017.

Distribution

A distribution of $0.76 per Class A unit attributable to the fourth quarter of 2017 will be paid on February 23, 2018 to Class A unitholders of record at the close of business on February 16, 2018, which will include purchasers in this offering who hold the Class A units purchased as of the close of business on such record date.

Recent Events and Outlook

In 2017, the pace of deployment of our funds’ capital was modest and the pace of realizations of our funds’ investments was strong consistent with our view of the investment and realization environment. Assuming market conditions remain similar, we anticipate that these trends may continue. Therefore, we expect management fees in the first quarter of 2018 to be modestly lower than the fourth quarter of 2017 and we currently do not expect significant growth in our management fees until Oaktree Opportunities Fund Xb starts its investment period (and thus begins to generate management fees on committed capital), which is not anticipated to occur before the fourth quarter of 2018.

As we typically do in the first quarter of a calendar year, we expect to recognize incentive income from tax-related incentive distributions paid by our funds that have generated taxable income in 2017 but are otherwise not yet distributing regular incentive income. We anticipate that net incentive income from such tax-related incentive distributions will be approximately $50 million in the first quarter of 2018.

In 2018, we anticipate approximately $20 million of additional compensation and benefits and general and administrative expense related to our acquisition of the Highstar Capital team and certain Highstar entities in 2014. This amount reflects existing expenses related to our infrastructure strategy that were previously paid for by a legacy Highstar Capital fund that stopped paying management fees in the fourth quarter of 2017.

In 2017, we raised $8.9 billion of gross capital. In our open-end strategies, we experienced approximately $3 billion in net outflows, primarily stemming from our High Yield Bond and Convertibles strategies.

Financial Results

On February 6, 2018, we announced our results of operations for our fiscal quarter and year ended December 31, 2017, which are set forth below. The financial information for our fiscal quarter and year ended December 31, 2017 is unaudited financial data and, as a result, during the course of our preparation of our complete consolidated financial statements for the fiscal year ended December 31, 2017, we may identify items that would require us to make adjustments to the financial information presented below. In addition, our independent registered public accounting firm has not yet completed an audit of this financial information, and it is possible that their audit with respect to the fiscal year ended December 31, 2017 may result in adjustments to the financial information. As a result, the financial information below constitutes forward-looking information and is subject to risks and uncertainties, including possible adjustments to such financial information, and you should not place undue reliance on this information.

The table below presents (a) GAAP results, (b) non-GAAP results for both the Operating Group and per Class A unit, and (c) assets under management and accrued incentives (fund level) data. Please refer to the footnotes to Summary Historical Financial Information and Other Data, beginning on page S-18, for definitions.

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
	(in thousands, except per unit data or as otherwise indicated)

GAAP Consolidated Statements of Operations:
Revenues:
Management fees	$184,146	$726,414
Incentive income	126,949	743,353

Total revenues	311,095	1,469,767

Expenses:
Compensation and benefits	(88,114)	(392,827)
Equity-based compensation	(13,808)	(59,337)
Incentive income compensation	(88,955)	(416,481)

Total compensation and benefits expense	(190,877)	(868,645)
General and administrative	(40,189)	(130,892)
Depreciation and amortization	(5,911)	(15,776)
Consolidated fund expenses	(2,605)	(10,030)

Total expenses	(239,582)	(1,025,343)

Other income (loss):
Interest expense	(41,091)	(169,888)
Interest and dividend income	60,027	215,119
Net realized gain on consolidated funds’ investments	18,645	20,400
Net change in unrealized appreciation (depreciation) on consolidated funds’ investments	(1,732)	55,061
Investment income	50,671	201,289
Other income, net	123,540	138,519

Total other income	210,060	460,500

Income before income taxes	281,573	904,924
Income taxes	(183,742)	(215,442)

Net income	97,831	689,482
Less:
Net income attributable to non-controlling interests in consolidated funds	(9,661)	(33,204)
Net income attributable to non-controlling interests in consolidated subsidiaries	(74,756)	(424,784)

Net income attributable to Oaktree Capital Group, LLC	$13,414	$231,494

Distributions declared per Class A unit	$0.56	$3.21

Net income per unit (basic and diluted):
Net income per Class A unit	$0.21	$3.61

Weighted average number of Class A units outstanding	64,961	64,148

GAAP Consolidated Statements of Financial Condition Data:	As of December 31, 2017
Cash and cash-equivalents	$481,631
U.S. Treasury and other securities	176,602
Corporate investments	1,009,631
Total assets	9,014,796
Debt obligations	746,274
Total liabilities	6,133,631
Unitholders capital attributable to OCG	868,984
Total unitholders’ capital	2,020,617

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
	(in thousands, except per unit data or as otherwise indicated)

Non-GAAP Results: (1)
Adjusted revenues	$327,405	$1,727,710
Adjusted net income	126,846	701,100
Adjusted net income-OCG (2)	13,545	221,701
Distributable earnings revenues	323,900	1,674,948
Distributable earnings	158,189	716,307
Distributable earnings-OCG	61,582	266,983
Fee-related earnings revenues	188,767	747,261
Fee-related earnings	63,365	223,857
Fee-related earnings-OCG (2)	(5,603)	54,496

Per Class A Unit: (1)
Adjusted net income	$0.21	$3.46
Distributable earnings	0.95	4.16
Fee-related earnings	(0.09)	0.85

Weighted average number of Operating Group units outstanding	156,286	155,791
Weighted average number of Class A units outstanding	64,961	64,148

Statements of Financial Condition Data – Oaktree and Operating Subsidiaries: (3)
Cash and cash-equivalents		$481,631
U.S. Treasury and other securities		176,602
Corporate investments		1,691,549
Total assets		3,342,665
Debt obligations		746,274
Total liabilities		1,352,444
Total unitholders’ capital		1,990,221

Operating Metrics:
Assets under management (in millions):
Assets under management		$100,228
Management fee-generating assets under management		80,585
Incentive-creating assets under management		32,705
Uncalled capital commitments (4)		20,470
Accrued incentives (fund level): (5)
Incentives created (fund level)	132,531	637,466
Incentives created (fund level), net of associated incentive income compensation expense	60,470	302,706
Accrued incentives (fund level)		1,920,339
Accrued incentives (fund level), net of associated incentive income compensation expense		920,852

Note: Oaktree discloses in this prospectus supplement certain revenues and financial measures, including measures that are calculated and presented on a basis other than generally accepted accounting principles in the United States (“non-GAAP financial matters”). Examples of such non-GAAP financial measures are identified in the table above and also include measures excluding the impact of the Tax Act, identified below. Such non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, net income, net income per Class A unit or other financial measures calculated in accordance with GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are presented below in note (2) and in the section titled “Reconciliation of GAAP to Non-GAAP Results”, beginning on page S-13. See also footnotes (2), (3) and (6) on pages S-19 and S-20 for discussion of these non-GAAP financial measures, including how they are defined. All non-GAAP financial measures and all interim results presented in this release are unaudited. GAAP results for the year ended December 31, 2017 are subject to the completion of Oaktree’s annual audit.

(1)	Beginning with the second quarter of 2017, the definition of adjusted net income was modified with respect to third-party placement costs associated with closed-end funds and liability-classified OCGH equity value units (“EVUs”) to conform to the GAAP treatment. Under GAAP, placement costs are expensed as incurred and liability-classified EVUs are remeasured as of each reporting date. Previously for adjusted net income, placement costs were capitalized and amortized in proportion to the associated management fee stream, and liability-classified EVUs were treated as equity-classified awards.

(2)	The table below presents GAAP and non-GAAP results attributable to OCG for the fourth quarter and full-year 2017, excluding the impact of the Tax Act:

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
GAAP Results, Excluding Impact of Tax Act:	(in thousands, except per unit data)
Net income-OCG	$46,592	$264,672
Net income per Class A unit	0.72	4.13

Non-GAAP Results, Excluding Impact of Tax Act:
Adjusted net income-OCG	$46,723	$254,879
Fee-related earnings-OCG	25,449	85,548

Per Class A Unit, Excluding Impact of Tax Act:
Adjusted net income	$0.72	$3.97
Fee-related earnings	0.39	1.33

(3)	Represents Oaktree and its operating subsidiaries before the consolidation of our funds.

(4)	Uncalled capital commitments represent undrawn capital commitments by partners (including Oaktree as general partner) of our closed-end funds in their investment periods and certain evergreen funds. If a fund distributes capital during its investment period, that capital is typically subject to possible recall, in which case it is included in uncalled capital commitments.

(5)	Our funds record as accrued incentives the incentive income that would be paid to us if the funds were liquidated at their reported values as of the date of the financial statements. Incentives created (fund level) refers to the gross amount of potential incentives generated by the funds during the period. We refer to the amount of incentive income recognized as revenue by us as segment incentive income. Amounts recognized by us as incentive income are no longer included in accrued incentives (fund level), the term we use for remaining fund-level accruals. Incentives created (fund level), incentive income and accrued incentives (fund level) are presented gross, without deduction for direct compensation expense that is owed to our investment professionals associated with the particular fund when we earn the incentive income. We call that charge “incentive income compensation expense.” Incentive income compensation expense varies by the investment strategy and vintage of the particular fund, among many factors.

Reconciliation of GAAP to Non-GAAP Results

The following table reconciles net income attributable to Oaktree Capital Group, LLC to adjusted net income, fee-related earnings and distributable earnings.

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
	(in thousands)
Net income attributable to Oaktree Capital Group, LLC	$13,414	$231,494
Incentive income (1)	(55,607)	(13,653)
Incentive income compensation (1)	55,607	13,653
Investment income (2)	(5,983)	(30,613)
Equity-based compensation (3)	1,140	5,698
Foreign-currency hedging (4)	2,413	1,453
Acquisition-related items (5)	3,294	1,838
Income taxes (6)	183,742	215,442
Non-Operating Group (income) expenses (7)	(144,692)	(144,143)
Non-controlling interests (7)	73,518	419,931

Adjusted net income	126,846	701,100
Incentive income	(72,857)	(731,224)
Incentive income compensation	33,348	402,828
Investment income	(65,781)	(249,225)
Equity-based compensation (8)	12,668	53,639
Interest expense, net of interest income	6,580	26,375
Other (income) expense, net	22,561	20,364

Fee-related earnings	63,365	223,857
Incentive income	72,857	731,224
Incentive income compensation	(33,348)	(402,828)
Receipts of investment income from funds (9)	37,204	128,468
Receipts of investment income from companies	25,072	67,995
Interest expense, net of interest income	(6,580)	(26,375)
Other (income) expense, net	(599)	1,598
Operating Group income taxes	218	(7,632)

Distributable earnings	$158,189	$716,307

(1)	This adjustment adds back the effect of timing differences associated with the recognition of incentive income and incentive income compensation expense between adjusted net income and net income attributable to OCG.

(2)	This adjustment adds back the effect of differences in the recognition of investment income related to corporate investments in CLOs which under GAAP are marked-to-market but for adjusted net income are accounted for at amortized cost, subject to impairment.

(3)	This adjustment adds back the effect of equity-based compensation expense related to unit grants made before our initial public offering, which is excluded from adjusted net income and fee-related earnings because it is a non-cash charge that does not affect our financial position.

(4)	This adjustment adds back the effect of timing differences associated with the recognition of unrealized gains and losses related to foreign-currency hedging between adjusted net income and net income attributable to OCG.

(5)	This adjustment adds back the effect of acquisition-related items associated with the amortization of intangibles and changes in the contingent consideration liability, which are excluded from adjusted net income.

(6)	Because adjusted net income and fee-related earnings are pre-tax measures, this adjustment adds back the effect of income tax expense.

(7)	Because adjusted net income and fee-related earnings are calculated at the Operating Group level, this adjustment adds back the effect of items applicable to OCG, its Intermediate Holding Companies or non-controlling interests.

(8)	This adjustment adds back the effect of equity-based compensation expense related to unit grants made after our initial public offering, which is excluded from fee-related earnings because it is non-cash in nature and does not impact our ability to fund our operations.

(9)	This adjustment reflects the portion of distributions received from funds characterized as receipts of investment income or loss. In general, the income or loss component of a distribution from a fund is calculated by multiplying the amount of the distribution by the ratio of our investment’s undistributed income or loss to our remaining investment balance. In addition, if the distribution is made during the investment period, it is generally not reflected in distributable earnings until after the investment period ends.

The following table reconciles net income attributable to Oaktree Capital Group, LLC to adjusted net income-OCG, fee-related earnings-OCG and distributable earnings-OCG.

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
	(in thousands)
Net income attributable to Oaktree Capital Group, LLC	$13,414	$231,494
Incentive income attributable to OCG (1)	(23,113)	(6,004)
Incentive income compensation attributable to OCG (1)	23,113	6,004
Investment income attributable to OCG (2)	(2,487)	(12,608)
Equity-based compensation attributable to OCG (3)	474	2,341
Foreign-currency hedging attributable to OCG (4)	1,003	618
Acquisition-related items attributable to OCG (5)	1,369	759
Non-controlling interests attributable to OCG (5)	(228)	(903)

Adjusted net income-OCG (6)	13,545	221,701
Incentive income attributable to OCG	(30,283)	(300,718)
Incentive income compensation attributable to OCG	13,861	165,669
Investment income attributable to OCG	(27,342)	(102,644)
Equity-based compensation attributable to OCG (7)	5,266	22,089
Interest expense, net of interest income attributable to OCG	2,934	10,720
Other (income) expense attributable to OCG	9,378	8,474
Non-fee-related earnings income taxes attributable to OCG (8)	7,038	29,205

Fee-related earnings-OCG (6)	(5,603)	54,496
Incentive income attributable to OCG	30,283	300,718
Incentive income compensation attributable to OCG	(13,861)	(165,669)
Receipts of investment income from funds attributable to OCG	15,464	52,923
Receipts of investment income from companies attributable to OCG	10,421	28,041
Interest expense, net of interest income attributable to OCG	(2,934)	(10,720)
Other (income) expense attributable to OCG	(145,313)	(144,409)
Non-fee-related earnings income taxes attributable to OCG (8)	(7,038)	(29,205)
Distributable earnings-OCG income taxes	1,618	(5,394)
Tax receivable agreement	(5,415)	(21,608)
Income taxes of Intermediate Holding Companies	183,960	207,810

Distributable earnings-OCG (6)	$61,582	$266,983

(1)	This adjustment adds back the effect of timing differences associated with the recognition of incentive income and incentive income compensation expense between adjusted net income-OCG and net income attributable to OCG.

(2)	This adjustment adds back the effect of differences in the recognition of investment income related to corporate investments in CLOs which under GAAP are marked-to-market but for adjusted net income are accounted for at amortized cost, subject to impairment.

(3)	This adjustment adds back the effect of equity-based compensation expense attributable to OCG related to unit grants made before our initial public offering, which is excluded from adjusted net income-OCG and fee-related earnings-OCG because it is a non-cash charge that does not affect our financial position.

(4)	This adjustment adds back the effect of timing differences associated with the recognition of unrealized gains and losses related to foreign-currency hedging between adjusted net income-OCG and net income attributable to OCG.

(5)	This adjustment adds back the effect of (a) acquisition-related items associated with the amortization of intangibles and changes in the contingent consideration liability and (b) non-controlling interests, which are both excluded from adjusted net income.

(6)	Adjusted net income-OCG, fee-related earnings-OCG and distributable earnings-OCG are calculated to evaluate the portion of adjusted net income, fee-related earnings and distributable earnings attributable to Class A unitholders. These measures are net of income taxes and other income or expenses applicable to OCG or its Intermediate Holding Companies. Reconciliations of adjusted net income to adjusted net income-OCG, fee-related earnings to fee-related earnings-OCG and distributable earnings to distributable earnings-OCG are presented below.

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
	(in thousands, except per unit data)
Adjusted net income	$126,846	$701,100
Adjusted net income attributable to OCGH non-controlling interest	(74,122)	(412,593)
Non-Operating Group expenses	144,692	144,143
Income taxes-OCG	(183,871)	(210,949)

Adjusted net income-OCG	$13,545	$221,701

Adjusted net income per Class A unit	$0.21	$3.46

Weighted average number of Class A units outstanding	64,961	64.148

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
	(in thousands, except per unit data)
Fee-related earnings	$63,365	$223,857
Fee-related earnings attributable to OCGH non-controlling interest	(37,026)	(131,622)
Non-Operating Group income (expense)	144,891	144,005
Fee-related earnings-OCG income taxes	(176,833)	(181,744)

Fee-related earnings-OCG	$(5,603)	$54,496

Fee-related earnings per Class A unit	$(0.09)	$0.85

Weighted average number of Class A units outstanding	64,961	64,148

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
	(in thousands, except per unit data)
Distributable earnings	$158,189	$716,307
Distributable earnings attributable to OCGH non-controlling interest	(92,438)	(421,401)
Non-Operating Group expenses	(372)	(921)
Distributable earnings-OCG income taxes	1,618	(5,394)
Tax receivable agreement	(5,415)	(21,608)

Distributable earnings-OCG	$61,582	$266,983

Distributable earnings per Class A unit	$0.95	$4.16

Weighted average number of Class A units outstanding	64,961	64,148

(7)	This adjustment adds back the effect of equity-based compensation expense attributable to OCG related to unit grants made after our initial public offering, which is excluded from fee-related earnings-OCG, because it is non-cash in nature and does not impact our ability to fund our operations.

(8)	This adjustment adds back income taxes associated with incentive income, incentive income compensation expense or investment income or loss, which are not included in the calculation of fee-related earnings-OCG.

The following table reconciles net income attributable to Oaktree Capital Group, LLC to the GAAP and non-GAAP financial measures, excluding the impact of the Tax Act.

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
	(in thousands)
Net income attributable to Oaktree Capital Group, LLC	$13,414	$231,494
Impact of the Tax Act	33,178	33,178

Net income attributable to Oaktree Capital Group, LLC, excluding the impact of the Tax Act	46,592	264,672
Reconciling adjustments (1)	131	(9,793)

Adjusted net income-OCG, excluding the impact of the Tax Act	46,723	254,879
Impact of the Tax Act	(2,126)	(2,126)
Reconciling adjustments (1)	(19,148)	(167,205)

Fee-related earnings-OCG, excluding the impact of the Tax Act	$25,449	$85,548

(1)	Please refer to the table on page S-14 for a detailed reconciliation of net income attributable to OCG to adjusted net income-OCG and fee-related earnings-OCG.

The following table reconciles GAAP revenues to adjusted revenues, fee-related earnings revenues and distributable earnings revenues.

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
	(in thousands)
GAAP revenues	$311,095	$1,469,767
Consolidated funds (1)	27,229	100,920
Incentive income (2)	(55,607)	(13,653)
Investment income (3)	44,688	170,676

Adjusted revenues	327,405	1,727,710
Incentive income	(72,857)	(731,224)
Investment income	(65,781)	(249,225)

Fee-related earnings revenues	188,767	747,261
Incentive income	72,857	731,224
Receipts of investment income from funds	37,204	128,468
Receipts of investment income from companies	25,072	67,995

Distributable earnings revenues	$323,900	$1,674,948

(1)	This adjustment adds back the amounts attributable to the consolidated funds that were eliminated in consolidation, the reclassification of gains and losses related to foreign-currency hedging activities from general and administrative expense to revenues, and the elimination of non-controlling interests from adjusted revenues.

(2)	This adjustment adds back the effect of timing differences associated with the recognition of incentive income between adjusted revenues and GAAP revenues.

(3)	This adjustment reclassifies consolidated investment income from other income (loss) to revenues and adds back the effect of differences in the recognition of investment income related to corporate investments in CLOs between adjusted revenues and GAAP revenues.

The following table reconciles certain GAAP consolidated statement of financial condition data to statement of financial condition data-Oaktree and Operating Subsidiaries.

	As of December 31, 2017
	Oaktree and Operating Subsidiaries	Consolidated Funds	Eliminations		Consolidated
	(in thousands)
Corporate investments	$1,691,549	$—	$(681,918	) (1)	$1,009,631
Total assets	3,342,665	6,356,819	(684,688	) (2)	9,014,796
Total liabilities	1,352,444	4,907,039	(125,852	) (3)	6,133,631
Total capital	1,990,221	1,449,780	(1,419,384	) (4)	2,020,617

(1)	This adjustment eliminates Oaktree’s investments in consolidated funds.

(2)	This adjustment eliminates Oaktree’s investments in and amounts due from consolidated funds.

(3)	This adjustment eliminates amounts payable to Oaktree by the consolidated funds.

(4)	The net difference between consolidated total capital and capital attributable to Oaktree and Operating Subsidiaries is due to the capital attributable to Non-controlling interests in consolidated funds.

SUMMARY HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following summary historical consolidated financial information and other data of Oaktree Capital Group, LLC should be read together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, the audited consolidated financial statements and related notes in our Annual Report, and the unaudited consolidated financial statements and related notes in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which are incorporated by reference herein.

Our summary historical consolidated financial information and other data presented below as of and for the nine months ended September 30, 2017 and September 30, 2016 has been derived from our unaudited consolidated financial statements, which are included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 and incorporated by reference herein, and includes all adjustments (consisting of normal recurring items) which are, in our opinion, necessary for a fair presentation of our financial position as of such dates and results of operations for such periods. Our summary historical consolidated financial information and other data presented below as of and for the years ended December 31, 2016, 2015 and 2014 has been derived from our audited consolidated financial statements and related notes, which are included in our Annual Report and incorporated by reference herein.

The summary historical financial information and other data is not necessarily indicative of the expected future operating results of Oaktree Capital Group, LLC following this offering.

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands, except per unit data or as otherwise indicated)
GAAP Results: (1)
Revenues	$1,158,672	$827,436	$1,125,746	$201,905	$193,894
Net income-OCG	218,080	135,422	194,705	71,349	126,283
Net income per Class A unit	3.41	2.17	3.11	1.45	2.97

Non-GAAP Results: (2)(3)(6)
Adjusted revenues	$1,400,305	$1,010,765	$1,362,202	$1,065,864	$1,371,887
Adjusted net income	574,254	402,000	572,374	308,315	573,094
Adjusted net income-OCG	208,156	134,605	190,724	78,671	137,150
Distributable earnings revenues	1,351,048	960,965	1,270,915	1,166,974	1,385,209
Distributable earnings	558,118	385,901	526,550	443,957	606,136
Distributable earnings-OCG	205,401	134,399	179,432	118,105	145,370
Fee-related earnings revenues	558,494	593,069	785,673	753,805	762,823
Fee-related earnings	160,492	185,782	255,863	214,943	248,260
Fee-related earnings-OCG	60,099	67,196	88,947	65,027	59,915

Per Class A Unit: (6)
Adjusted net income	$3.26	$2.16	$3.05	$1.59	$3.22
Distributable earnings	3.22	2.15	2.87	2.39	3.41
Fee-related earnings	0.94	1.08	1.42	1.32	1.41
Weighted average number of Operating Group units outstanding	155,625	154,605	154,687	153,751	152,660
Weighted average number of Class A units outstanding	63,875	62,424	62,565	49,324	42,582

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands, except per unit data or as otherwise indicated)
Operating Metrics:
Assets under management (in millions):
Assets under management	$99,515	$99,834	$100,504	$97,359	$90,831
Management fee-generating assets under management	80,170	78,700	79,767	78,897	78,079
Incentive-creating assets under management	31,020	32,440	33,627	31,923	33,861
Uncalled capital commitments (4)	21,202	22,663	20,755	21,650	10,333
Accrued incentives (fund level): (5)
Incentives created (fund level)	504,935	547,557	784,032	(100,384)	164,370
Incentives created (fund level), net of associated incentive income compensation expense	242,236	212,609	320,472	(66,399)	24,228
Accrued incentives (fund level)	1,860,665	1,848,808	2,014,097	1,585,217	1,949,407
Accrued incentives (fund level), net of associated incentive income compensation expense	899,891	872,716	946,542	811,540	999,923

(1)	In the first quarter of 2016, Oaktree adopted the new consolidation and collateralized financing entity guidance under the modified retrospective approach. The modified retrospective approach did not require prior periods to be recast. The adoption resulted in the deconsolidation of substantially all of Oaktree’s investment funds.

(2)	Our business is comprised of one segment, our investment management business, which consists of the investment management services that we provide to our clients. The components of revenues (“adjusted revenues”) and expenses (“adjusted expenses”) used in the determination of adjusted net income (“ANI”) do not give effect to the consolidation of the funds that we manage. Adjusted revenues include investment income (loss) that is classified in other income (loss) in the GAAP statements of operations. Adjusted revenues and expenses also reflect Oaktree’s proportionate economic interest in Highstar, whereby amounts received for contractually reimbursable costs are classified for ANI as expenses and under GAAP as other income. In addition, ANI excludes the effect of (a) non-cash equity-based compensation expense related to unit grants made before our initial public offering, (b) acquisition-related items, including amortization of intangibles and changes in the contingent consideration liability, (c) income taxes, (d) other income or expenses applicable to OCG or its Intermediate Holding Companies, and (e) the adjustment for non-controlling interests. Moreover, gains and losses resulting from foreign-currency transactions and hedging activities under GAAP are recognized as general and administrative expense whether realized or unrealized in the current period, but for ANI, unrealized gains and losses from foreign-currency hedging activities are deferred until realized, at which time they are included in the same revenue or expense line item as the underlying exposure that was hedged. Additionally, for ANI, foreign-currency transaction gains and losses are included in other income (expense), net. Incentive income and incentive income compensation expense are included in ANI when the underlying fund distributions are known or knowable as of the respective quarter end, which may be later than the time at which the same revenue or expense is included in the GAAP statements of operations, for which the revenue standard is fixed or determinable and the expense standard is probable and reasonably estimable. CLO investments are carried at fair value for GAAP reporting, whereas for ANI, they are carried at amortized cost, subject to any impairment charges. Investment income on CLO investments is recognized in ANI when cash distributions are received. Cash distributions are allocated between income and return of capital based on the effective yield method. ANI is calculated at the Operating Group level.

(3)

Beginning with the second quarter of 2017, the definition of ANI was modified with respect to third-party placement costs associated with closed-end funds and liability-classified EVUs to conform to the GAAP treatment. Under GAAP, placement costs are expensed as incurred and liability-classified EVUs are remeasured as of each reporting date. Previously for ANI, placement costs were capitalized and amortized in proportion to the associated management fee stream, and liability-classified EVUs were treated as equity-classified awards. All prior periods have been recast for these changes. For additional information regarding these reconciling adjustments, as well as reconciliations of segment total assets to consolidated total assets, please see the “Segment Reporting” note to our consolidated financial statements included elsewhere in our Annual Report.

(4)	Uncalled capital commitments represent undrawn capital commitments by partners (including Oaktree as general partner) of our closed-end funds in their investment periods and certain evergreen funds. If a fund distributes capital during its investment period, that capital is typically subject to possible recall, in which case it is included in uncalled capital commitments.

(5)	Our funds record as accrued incentives the incentive income that would be paid to us if the funds were liquidated at their reported values as of the date of the financial statements. Incentives created (fund level) refers to the gross amount of potential incentives generated by the funds during the period. We refer to the amount of incentive income recognized as revenue by us as segment incentive income. Amounts recognized by us as incentive income are no longer included in accrued incentives (fund level), the term we use for remaining fund-level accruals. Incentives created (fund level), incentive income and accrued incentives (fund level) are presented gross, without deduction for direct compensation expense that is owed to our investment professionals associated with the particular fund when we earn the incentive income. We call that charge “incentive income compensation expense.” Incentive income compensation expense varies by the investment strategy and vintage of the particular fund, among many factors.

(6)	Adjusted net income-OCG, or adjusted net income per Class A unit, a non-GAAP performance measure, is calculated to provide Class A unitholders with a measure that shows the portion of ANI attributable to their ownership. Adjusted net income-OCG represents ANI including the effect of (a) the OCGH non-controlling interest, (b) other income or expenses, such as income tax expense, applicable to OCG or its Intermediate Holding Companies and (c) any Operating Group income taxes attributable to OCG. Two of our Intermediate Holding Companies incur federal and state income taxes for their shares of Operating Group income. Generally, those two corporate entities hold an interest in the Operating Group’s management fee-generating assets and a small portion of its incentive and investment income-generating assets. As a result, historically our fee-related earnings and investment income arising from our one-fifth ownership stake in DoubleLine generally have been subject to corporate-level taxation, and most of our incentive income and other investment income generally has not been subject to corporate-level taxation. Thus, the blended effective income tax rate has generally tended to be higher to the extent that fee-related earnings and DoubleLine-related investment income represented a larger proportion of our ANI. Myriad other factors affect income tax expense and the effective income tax rate, and there can be no assurance that this historical relationship will continue going forward. Adjusted net income-OCG, or adjusted net income per Class A unit, a non-GAAP measure, is calculated to provide Class A unitholders with a measure that shows the portion of adjusted net income attributable to their ownership. Adjusted net income-OCG represents adjusted net income including the effect of (a) the OCGH non-controlling interest, (b) other income or expenses, such as income tax expense, applicable to OCG or its Intermediate Holding Companies and (c) any Operating Group income taxes attributable to OCG.

Distributable earnings is a non-GAAP performance measure derived from our non-GAAP results that we use to measure our earnings at the Operating Group level without the effects of the consolidated funds for the purpose of, among other things, assisting in the determination of equity distributions from the Operating Group. However, the declaration, payment and determination of the amount of equity distributions, if any, is at the sole discretion of our board of directors, which may change our distribution policy at any time. Distributable earnings and distributable earnings revenues differ from ANI in that they exclude investment income or loss and include the receipt of investment income or loss from distributions by our investments in funds and companies. Additionally, any impairment charges on our CLO investments included in ANI are, for distributable earnings purposes, amortized over the remaining investment period of the respective CLO, in order to align with the timing of expected cash flows. In addition, distributable earnings differs from ANI in that make-whole premium charges related to the repayment of debt included in ANI are, for distributable earnings purposes, amortized through the original maturity date of the repaid debt. Finally, distributable earnings differs from ANI in that it is net of Operating Group income taxes and excludes non-cash equity-based compensation expense.

Distributable earnings-OCG, or distributable earnings per Class A unit, a non-GAAP performance measure, is calculated to provide Class A unitholders with a measure that shows the portion of distributable earnings attributable to their ownership. Distributable earnings-OCG represents distributable earnings, including the effect of (a) the OCGH non-controlling interest, (b) expenses, such as current income tax expense, applicable to OCG or its Intermediate Holding Companies and (c) amounts payable under a tax receivable agreement. The income tax expense included in distributable earnings-OCG represents the implied current provision for income taxes calculated using an approach similar to that which is used in calculating the income tax provision for adjusted net income-OCG

Fee-related earnings (“FRE”) is a non-GAAP performance measure that we use to monitor the baseline earnings of our business. FRE is derived from our non-GAAP results and is comprised of management fees (“fee-related earnings revenues”) less operating expenses other than incentive income compensation expense and non-cash equity-based compensation expense. FRE is considered baseline because it excludes all non-management fee revenue sources (such as earnings from our minority equity interest in DoubleLine) and applies all cash compensation and benefits other than incentive income compensation expense, as well as all general and administrative expenses, to management fees, even though those expenses also support the generation of incentive and investment income. FRE is presented before income taxes.

Fee-related earnings–OCG, or fee-related earnings per Class A unit, is a non-GAAP performance measure calculated to provide Class A unitholders with a measure that shows the portion of FRE attributable to their ownership. Fee-related earnings–OCG represents FRE including the effect of (a) the OCGH non-controlling interest, (b) other income or expenses, such as income tax expense, applicable to OCG or its Intermediate Holding Companies and (c) any Operating Group income taxes attributable to OCG. Fee-related earnings–OCG income taxes is calculated excluding any incentive income or investment income (loss).

	As of September 30,		As of December 31,
	2017	2016	2016	2015	2014
Statements of Financial Condition Data – Oaktree and Operating Subsidiaries: (1)	(in thousands)
Cash and cash-equivalents	$705,121	$461,389	$291,470	$476,046	$405,290
U.S. Treasury and other securities	324,478	676,226	757,578	661,116	655,529
Corporate investments	1,608,082	1,383,612	1,480,928	1,434,109	1,515,443
Total assets	3,444,591	3,302,911	3,313,714	3,254,082	3,263,382
Debt obligations	746,556	795,678	745,897	846,354	845,583
Total liabilities	1,464,226	1,493,465	1,445,891	1,572,185	1,544,993
Total unitholders’ capital	1,980,365	1,809,446	1,867,823	1,681,897	1,718,389

(1)	Represents Oaktree and its operating subsidiaries before the consolidation of our funds.

Reconciliation of GAAP to Non-GAAP Results

The following table reconciles net income attributable to Oaktree Capital Group, LLC to adjusted net income, fee-related earnings and distributable earnings.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands)
Net income attributable to Oaktree Capital Group, LLC	$218,080	$135,422	$194,705	$71,349	$126,283
Incentive income (1)	41,954	39,881	1,407	(19,002)	28,813
Incentive income compensation (1)	(41,954)	(39,881)	(1,407)	19,009	(10,677)
Investment income (2)	(24,630)	(19,733)	(21,814)	—	—
Equity-based compensation (3)	4,558	10,268	13,626	16,475	21,657
Foreign-currency hedging (4)	(960)	10,837	1,496	2,619	(2,003)
Acquisition-related items (5)	(1,456)	(1,751)	(924)	5,251	2,442
Income taxes (6)	31,700	29,818	42,519	17,549	18,536
Non-Operating Group expenses (7)	549	647	1,176	2,097	1,645
Non-controlling interests (7)	346,413	236,492	341,590	192,968	386,398

Adjusted net income	574,254	402,000	572,374	308,315	573,094
Incentive income	(658,367)	(283,966)	(355,152)	(263,806)	(491,402)
Incentive income compensation	369,480	132,534	169,683	141,822	231,871
Investment income	(183,444)	(133,730)	(221,377)	(48,253)	(117,662)
Equity-based compensation (8)	40,971	38,192	50,098	37,906	19,738
Interest expense, net of interest income	19,795	24,458	31,845	35,032	30,190
Other (income) expense, net	(2,197)	6,294	8,392	3,927	2,431

Fee-related earnings	160,492	185,782	255,863	214,943	248,260
Incentive income	658,367	283,966	355,152	263,806	491,402
Incentive income compensation	(369,480)	(132,534)	(169,683)	(141,822)	(231,871)
Receipts of investment income from funds (9)	91,264	41,637	66,390	101,296	81,438
Receipts of investment income from companies	42,923	42,293	63,700	48,067	49,546
Interest expense, net of interest income	(19,795)	(24,458)	(31,845)	(35,032)	(30,190)
Other (income) expense, net	2,197	(6,294)	(8,392)	(3,927)	(2,431)
Operating Group income taxes	(7,850)	(4,491)	(4,635)	(3,374)	(18)

Distributable earnings	$558,118	$385,901	$526,550	$443,957	$606,136

(1)	This adjustment adds back the effect of timing differences associated with the recognition of incentive income and incentive income compensation expense between adjusted net income and net income attributable to OCG.

(2)	This adjustment adds back the effect of differences in the recognition of investment income related to corporate investments in CLOs which under GAAP are marked-to-market but for ANI are accounted for at amortized cost, subject to impairment.

(3)	This adjustment adds back the effect of equity-based compensation expense related to unit grants made before our initial public offering, which is excluded from adjusted net income and fee-related earnings because it is a non-cash charge that does not affect our financial position.

(4)	This adjustment adds back the effect of timing differences associated with the recognition of unrealized gains and losses related to foreign-currency hedging between adjusted net income and net income attributable to OCG.

(5)	This adjustment adds back the effect of acquisition-related items associated with the amortization of intangibles and changes in the contingent consideration liability, which are excluded from adjusted net income.

(6)	Because adjusted net income and fee-related earnings are pre-tax measures, this adjustment adds back the effect of income tax expense.

(7)	Because adjusted net income and fee-related earnings are calculated at the Operating Group level, this adjustment adds back the effect of items applicable to OCG, its Intermediate Holding Companies or non-controlling interests.

(8)	This adjustment adds back the effect of equity-based compensation expense related to unit grants made after our initial public offering, which is excluded from fee-related earnings because it is non-cash in nature and does not impact our ability to fund our operations.

(9)	This adjustment reflects the portion of distributions received from funds characterized as receipts of investment income or loss. In general, the income or loss component of a distribution from a fund is calculated by multiplying the amount of the distribution by the ratio of our investment’s undistributed income or loss to our remaining investment balance. In addition, if the distribution is made during the investment period, it is generally not reflected in distributable earnings until after the investment period ends.

The following table reconciles net income attributable to Oaktree Capital Group, LLC to adjusted net income-OCG, fee-related earnings-OCG and distributable earnings-OCG.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands)
Net income attributable to Oaktree Capital Group, LLC	$218,080	$135,422	$194,705	$71,349	$126,283
Incentive income attributable to OCG (1)	17,109	16,048	407	(8,087)	6,641
Incentive income compensation attributable to OCG (1)	(17,109)	(16,048)	(407)	8,209	(1,913)
Investment income attributable to OCG (2)	(10,121)	(7,961)	(8,807)	—	—
Equity-based compensation attributable to OCG (3)	1,867	4,147	5,512	5,269	6,044
Foreign-currency hedging attributable to OCG (4)	(385)	4,369	572	1,006	(603)
Acquisition-related items attributable to OCG (5)	(610)	(708)	(372)	1,628	698
Non-controlling interests attributable to OCG (5)	(675)	(664)	(886)	(703)	—

Adjusted net income-OCG (6)	208,156	134,605	190,724	78,671	137,150
Incentive income attributable to OCG	(270,435)	(114,656)	(143,595)	(81,314)	(132,901)
Incentive income compensation attributable to OCG	151,808	53,507	68,609	43,414	62,719
Investment income attributable to OCG	(75,302)	(54,067)	(89,698)	(13,693)	(32,399)
Equity-based compensation attributable to OCG (7)	16,823	15,426	20,267	12,228	5,526
Interest expense, net of interest income attributable to OCG	7,786	9,756	13,002	11,642	8,439
Other (income) expense attributable to OCG	(904)	2,547	3,400	1,308	671
Non-fee-related earnings income taxes attributable to OCG (8)	22,167	20,078	26,238	12,771	10,710

Fee-related earnings-OCG (6)	60,099	67,196	88,947	65,027	59,915
Incentive income attributable to OCG	270,435	114,656	143,595	81,314	132,901
Incentive income compensation attributable to OCG	(151,808)	(53,507)	(68,609)	(43,414)	(62,719)
Receipts of investment income from funds attributable to OCG	37,459	16,817	26,879	32,163	22,674
Receipts of investment income from companies attributable to OCG	17,620	17,081	25,784	15,735	13,892

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands)
Interest expense, net of interest income attributable to OCG	$(7,786)	$(9,756)	$(13,002)	$(11,642)	$(8,439)
Other (income) expense attributable to OCG	904	(2,547)	(3,400)	(1,308)	(671)
Non-fee-related earnings income taxes attributable to OCG (8)	(22,167)	(20,078)	(26,238)	(12,771)	(10,710)
Distributable earnings-OCG income taxes	(7,012)	(5,472)	(11,939)	(2,083)	(4,138)
Tax receivable agreement	(16,193)	(15,318)	(20,469)	(19,090)	(15,853)
Income taxes of Intermediate Holding Companies	23,850	25,327	37,884	14,174	18,518

Distributable earnings-OCG (6)	$205,401	$134,399	$179,432	$118,105	$145,370

(1)	This adjustment adds back the effect of timing differences associated with the recognition of incentive income and incentive income compensation expense between adjusted net income-OCG and net income attributable to OCG.

(2)	This adjustment adds back the effect of differences in the recognition of investment income related to corporate investments in CLOs which under GAAP are marked-to-market but for ANI are accounted for at amortized cost, subject to impairment.

(3)	This adjustment adds back the effect of equity-based compensation expense attributable to OCG related to unit grants made before our initial public offering, which is excluded from adjusted net income-OCG and fee-related earnings-OCG because it is a non-cash charge that does not affect our financial position.

(4)	This adjustment adds back the effect of timing differences associated with the recognition of unrealized gains and losses related to foreign-currency hedging between adjusted net income-OCG and net income attributable to OCG.

(5)	This adjustment adds back the effect of (a) acquisition-related items associated with the amortization of intangibles and changes in the contingent consideration liability and (b) non-controlling interests, which are both excluded from ANI.

(6)	Adjusted net income-OCG, fee-related earnings-OCG and distributable earnings-OCG are calculated to evaluate the portion of adjusted net income, fee-related earnings and distributable earnings attributable to Class A unitholders. These measures are net of income taxes and other income or expenses applicable to OCG or its Intermediate Holding Companies. Reconciliations of adjusted net income to adjusted net income-OCG, fee-related earnings to fee-related earnings-OCG and distributable earnings to distributable earnings-OCG are presented below.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands, except per unit data)
Adjusted net income	$574,254	$402,000	$572,374	$308,315	$573,094
Adjusted net income attributable to OCGH non-controlling interest	(338,471)	(239,607)	(340,718)	(212,352)	(415,835)
Non-Operating Group expenses	(549)	(647)	(1,176)	(2,097)	(1,645)
Income taxes-OCG	(27,078)	(27,141)	(39,756)	(15,195)	(18,464)

Adjusted net income-OCG	$208,156	$134,605	$190,724	$78,671	$137,150

Adjusted net income per Class A unit	$3.26	$2.16	$3.05	$1.59	$3.22

Weighted average number of Class A units outstanding	63,875	62,424	62,565	49,324	42,582

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands, except per unit data)
Fee-related earnings	$160,492	$185,782	$255,863	$214,943	$248,260
Fee-related earnings attributable to OCGH non-controlling interest	(94,596)	(110,758)	(152,347)	(145,801)	(178,944)
Non-Operating Group expenses	(886)	(765)	(1,051)	(1,691)	(1,647)
Fee-related earnings-OCG income taxes	(4,911)	(7,063)	(13,518)	(2,424)	(7,754)

Fee-related earnings-OCG	$60,099	$67,196	$88,947	$65,027	$59,915

Fee-related earnings per Class A unit	$0.94	$1.08	$1.42	$1.32	$1.41

Weighted average number of Class A units outstanding	63,875	62,424	62,565	49,324	42,582

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands, except per unit data)
Distributable earnings	$558,118	$385,901	$526,550	$443,957	$606,136
Distributable earnings attributable to OCGH non-controlling interest	(328,963)	(230,065)	(313,534)	(302,582)	(439,130)
Non-Operating Group expenses	(549)	(647)	(1,176)	(2,097)	(1,645)
Distributable earnings-OCG income taxes	(7,012)	(5,472)	(11,939)	(2,083)	(4,138)
Tax receivable agreement	(16,193)	(15,318)	(20,469)	(19,090)	(15,853)

Distributable earnings-OCG	$205,401	$134,399	$179,432	$118,105	$145,370

Distributable earnings per Class A unit	$3.22	$2.15	$2.87	$2.39	$3.41

Weighted average number of Class A units outstanding	63,875	62,424	62,565	49,324	42,582

(7)	This adjustment adds back the effect of equity-based compensation expense attributable to OCG related to unit grants made after our initial public offering, which is excluded from fee-related earnings-OCG, because it is non-cash in nature and does not impact our ability to fund our operations.

(8)	This adjustment adds back income taxes associated with incentive income, incentive income compensation expense or investment income or loss, which are not included in the calculation of fee-related earnings-OCG.

The following table reconciles GAAP revenues to adjusted revenues, fee-related earnings revenues and distributable earnings revenues.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands)
GAAP revenues	$1,158,672	$827,436	$1,125,746	$201,905	$193,894
Consolidated funds (1)	73,691	26,976	57,737	831,003	1,115,485
Incentive income (2)	41,954	39,881	1,407	(19,002)	28,813
Investment income (3)	125,988	116,472	177,312	51,958	33,695

Adjusted revenues	1,400,305	1,010,765	1,362,202	1,065,864	1,371,887
Incentive income	(658,367)	(283,966)	(355,152)	(263,806)	(491,402)
Investment income	(183,444)	(133,730)	(221,377)	(48,253)	(117,662)

Fee-related earnings revenues	558,494	593,069	785,673	753,805	762,823
Incentive income	658,367	283,966	355,152	263,806	491,402
Receipts of investment income from funds	91,264	41,637	66,390	101,296	81,438
Receipts of investment income from companies	42,923	42,293	63,700	48,067	49,546

Distributable earnings revenues	$1,351,048	$960,965	$1,270,915	$1,166,974	$1,385,209

(1)	This adjustment adds back the amounts attributable to the consolidated funds that were eliminated in consolidation, the reclassification of gains and losses related to foreign-currency hedging activities from general and administrative expense to revenues, and the elimination of non-controlling interests from adjusted revenues.

(2)	This adjustment adds back the effect of timing differences associated with the recognition of incentive income between adjusted revenues and GAAP revenues.

(3)	This adjustment reclassifies consolidated investment income from other income (loss) to revenues and adds back the effect of differences in the recognition of investment income related to corporate investments in CLOs between adjusted revenues and GAAP revenues.

RISK FACTORS

We are subject to a number of significant risks inherent in our business. You should carefully consider the risks and uncertainties described in our Annual Report, including those set forth under “Risk Factors” in our Annual Report. In addition, you should carefully consider the risks and uncertainties described below and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of these risks were to occur, our business and financial results could be seriously harmed. The trading price of our Class A units could decline as a result of any of these risks, and you could lose all or part of your investment.

Risks Relating to This Offering

The large number of Class A units eligible for public sale could depress the market price of our Class A units.

The market price of our Class A units could decline as a result of sales of a large number of our Class A units in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A units. Based on 64,605,465 Class A units outstanding as of September 30, 2017, we will have 69,605,465 Class A units outstanding after giving effect to this offering and the application of proceeds (or 70,355,465 Class A units assuming exercise in full of the underwriters’ option). This number includes all of the Class A units that are being sold in this offering, which may be resold immediately in the public market, unless they are held by our affiliates, as that term is defined in Rule 144 under the Securities Act.

In addition, our directors and executive officers (which includes our senior executives), other current and former employees and certain other investors hold Oaktree Operating Group units through OCGH and, subject to certain restrictions, including the approval of our board of directors, have the right to exchange their vested OCGH units for, at the option of our board of directors, Class A units on a one-for-one basis, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing in accordance with the terms of the exchange agreement. Please see “Certain Relationships and Related Transactions, and Director Independence—Exchange Agreement” in our Annual Report. The market price of our Class A units could decline as a result of an exchange, or the perception that an exchange may occur, of a large number of OCGH units for our Class A units. Such sales or exchanges could also cause the price of our Class A units to fall and make it more difficult for our Class A unitholders to sell their units. As of September 30, 2017, there are 91,682,408 OCGH units outstanding. After giving effect to this offering and the application of proceeds, there will be 86,682,408 OCGH units outstanding (or 85,932,408 units assuming exercise in full of the underwriters’ option). Our directors and executive officers also hold 871,343 Class A units as of February 5, 2018. Certain of our directors and executive officers have executed lock-up agreements with the underwriters pursuant to which each has agreed not to dispose of or hedge any of such OCGH units, any Class A units or securities convertible into or exchangeable for such OCGH units or Class A units or substantially similar securities during the period from the date of this prospectus supplement continuing through the date that is 60 days after the date of this prospectus supplement, without the prior written consent of the underwriters. Among other customary exceptions, these restrictions on transfer described above are subject to exceptions that permit our directors and executive officers to transfer our units:

•	in connection with the purchase of OCGH units by us from such persons with the net proceeds of this offering;

•	if such Class A units were acquired in this offering or on the open market after this offering, provided that such transactions do not require a public filing;

•	to us, provided that such transactions do not require a public filing;

•	following the commencement of a tender or exchange offer for Class A units that is subject to the provisions of the Exchange Act by a third party not affiliated with us; or

•	in connection with any acquisition, sale or merger of us with an unaffiliated third party in which all of the holders of Class A units are entitled to participate.

With respect to all other holders of OCGH units, we have agreed in the underwriting agreement not to permit any disposition of any OCGH units owned by such holders, or any exchange of OCGH units owned by them into Class A units, during the period from the date of this prospectus supplement continuing through the date that is 60 days after the date of this prospectus supplement, without the prior written consent of the underwriters. The foregoing restrictions on transfer and exchange are subject to customary exceptions.

We may issue our Class A units from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of Class A units that we issue may in turn be significant. We may also grant registration rights covering Class A units issued in connection with any such acquisitions and investments.

In addition, as of September 30, 2017, we may issue 11,792,338 Class A units or OCGH units from time to time under the 2011 Plan as well as Class A units or OCGH units that become available under the 2011 Plan pursuant to provisions in the 2011 Plan that automatically increase the Class A units or OCGH units available for future issuance. The units granted under the 2011 Plan may be subject to vesting and forfeiture provisions. Any vesting terms are set by our board of directors or a committee appointed by our board of directors in its discretion. Additional issuances of Class A units or OCGH units under the 2011 Plan may dilute the holdings of our existing unitholders, reduce the market price of our Class A units or both. Please see “Executive Compensation—2011 Equity Incentive Plan” in our Annual Report.

Comprehensive U.S. federal income tax reform tax legislation became effective in 2018, which could have a material effect on us.

The recently enacted Tax Act has resulted in fundamental changes to the Code. Changes to U.S. tax laws resulting from the Tax Act, including a permanent reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a longer three-year holding period requirement for carried interest to be treated as capital gain, and certain modifications to the Section 162(m) of the Code, could have a material effect on our business operations and our funds’ investment activities. These and other changes from the Tax Act—namely, the limitation on carryback and carryforward of net operating losses and U.S. taxation on earnings from international business operations—could also have a significant effect on the business of our portfolio companies. The exact impact of the Tax Act is still unclear and difficult to quantify, but these changes could have a material adverse effect on our business, results of operations and financial condition. Prospective investors should consult their own tax advisors regarding changes in tax laws.

Non-U.S. persons face unique U.S. tax issues from owning Class A units that may result in adverse tax consequences to them.

In light of our intended investment activities, we may be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes, which may cause some portion of our income to be treated as effectively connected income (“ECI”) with respect to non-U.S. holders. Moreover, dividends paid by an investment that we make in a real estate investment trust (“REIT”) that are attributable to gains from the sale of U.S. real property interests and sales of certain investments in interests in U.S. real property, including stock of certain U.S. corporations owning significant U.S. real property, may be treated as ECI with respect to certain non-U.S. holders.

To the extent our income is treated as ECI, non-U.S. holders generally would be subject to withholding tax on their allocable shares of such income, would be required to file U.S. federal income tax returns for such year reporting their allocable shares of income effectively connected with such trade or business and any other income treated as ECI and would be subject to U.S. federal income tax at regular U.S. tax rates on any such income (state and local income taxes and filings may also apply in that event). Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax on their allocable share of such income. In addition, certain income from U.S. sources that is not ECI allocable to non-U.S. holders will be reduced by withholding taxes imposed at the highest effective applicable tax rate.

If we are treated as being engaged in a U.S. trade or business, any gain recognized by a non-U.S. holder on the sale or exchange of Class A units that is deemed to be effectively connected with such U.S. trade or business will be treated for U.S. federal income tax purposes as ECI, and hence, such Class A unitholders would be subject to U.S. federal income tax on the sale or exchange of such Class A units. Under the Tax Act, unless an applicable non-foreign affidavit is furnished or other exception applies, if any portion of gain on a disposition of Class A units would be treated as ECI, the transferee of an interest in us is required to withhold 10% of the amount realized on such disposition (and we would be required to withhold from future distributions to the transferee if the transferee fails to properly withhold). The UST and IRS have announced the temporary suspension of such withholding tax provisions with respect to any disposition of an interest in a publicly traded partnership until regulations or other guidance have been issued. Such withholding tax provisions, when effective for publicly traded partnerships, could impose material tax and administrative burdens on us and our Class A unitholders.

USE OF PROCEEDS

We estimate that our proceeds from this offering net of underwriting commissions and discounts and advisory fees will be approximately $229.3 million (or $263.6 million assuming exercise in full of the underwriters’ option), assuming a price net of underwriting commissions and discounts equal to $45.85 per Class A unit, which is the last reported sale price of the Class A units on the New York Stock Exchange on February 6, 2018.

We intend to use such net proceeds (including any such net proceeds resulting from the exercise of the underwriters’ option) to acquire OCGH units from certain OCGH unitholders, including certain of our directors, current and former employees and other investors, including certain senior executives and other members of our senior management, pursuant to an exchange agreement, as described under “Certain Relationships and Related Transactions, and Director Independence—Exchange Agreement” in our Annual Report. OCGH units represent economic interests in the Oaktree Operating Group, as described under “Summary—Organizational Structure.” Accordingly, we will not retain any of the proceeds received by us from this offering. Please see “Principal Unitholders” for information regarding the net proceeds of this offering that will be paid to certain of our directors and named executive officers. Pending specific application of these proceeds, we expect to invest them primarily in short-term demand deposits at various financial institutions. In addition, we will pay other expenses related to the offering out of cash on hand, which we estimate will total approximately $450,000.

After giving effect to the application of the net proceeds as described above, segment and consolidated unitholders’ capital attributable to Oaktree Capital Group, LLC will increase by the amount of net proceeds and segment and consolidated OCGH non-controlling interest in consolidated subsidiaries will decrease by the amount of net proceeds. Assuming the number of Class A units offered by us as set forth on the front cover of this prospectus supplement remains the same, a $1.00 per Class A unit increase or decrease in the assumed offering price would increase or decrease net proceeds by approximately $5 million.

MARKET INFORMATION

Our Class A units are traded on the New York Stock Exchange (“NYSE”) under the symbol “OAK”. The following table sets forth the high and low intra-day sales prices per unit of our Class A units, for the periods indicated, as reported by the NYSE:

	Sales Price
	High	Low
2018

First Quarter (through February 6, 2018)	$46.80	$42.05

2017

First Quarter	$48.22	$37.40
Second Quarter	47.54	44.85
Third Quarter	48.22	44.86
Fourth Quarter	47.80	41.25

2016

First Quarter	$50.15	$38.66
Second Quarter	49.65	43.72
Third Quarter	48.94	41.21
Fourth Quarter	43.70	36.95

2015

First Quarter	$57.07	$51.09
Second Quarter	55.19	51.00
Third Quarter	56.54	48.69
Fourth Quarter	52.15	45.67

The number of holders of record of our Class A units as of February 6, 2018 was 293. This does not include the number of Class A unitholders that hold units in “street-name” through banks or broker-dealers.

CASH DISTRIBUTION POLICY

We intend to make distributions to our Class A unitholders quarterly, following the respective quarter end. Distributions to our Class A unitholders are funded by our share of the Oaktree Operating Group’s distributions. We use distributable earnings, a non-GAAP performance measure derived from our segment results, to measure our earnings at the Oaktree Operating Group level without the effects of the consolidated funds for purposes of, among other things, assisting in the determination of equity distributions from the Oaktree Operating Group. By excluding the results of our consolidated funds and segment investment income or loss, which are not directly available to fund our operations or make equity distributions, and including the portion of distributions from Oaktree and non-Oaktree funds and companies to us that represents the income or loss component of the distributions and not a return of our capital contributions, distributable earnings aids us in measuring amounts that are actually available to meet our obligations under the tax receivable agreement and our liabilities for expenses incurred at OCG and the Intermediate Holding Companies, as well as for distributions to Class A unitholders and OCGH unitholders.

We intend to distribute substantially all of the excess of our share of distributable earnings, net of income taxes, as determined by our board of directors after taking into account factors it deems relevant, such as, but not limited to, working capital levels; known or anticipated cash needs; business and investment opportunities; general economic and business conditions; our obligations under our debt instruments or other agreements; our compliance with applicable laws; the level and character of taxable income that flows through to our Class A unitholders; the availability and terms of outside financing; the possible repurchase of our Class A units in open market transactions, in privately negotiated transactions or otherwise; the possible repurchase of OCGH units; providing for future distributions to our Class A unitholders and OCGH unitholders; and growing our capital base. We are not currently restricted by any contract from making distributions to our unitholders, although certain of our subsidiaries are bound by credit agreements that contain certain restricted payment and/or other covenants, which may have the effect of limiting the amount of distributions that we receive from our subsidiaries. In addition, we are not permitted to make a distribution under Section 18-607 of the Delaware Limited Liability Company Act if, after giving effect to the distribution, our liabilities would exceed the fair value of our assets.

The declaration, payment and determination of the amount of equity distributions, if any, is at the sole discretion of our board of directors, which may change our distribution policy at any time. Please see “Risk Factors—Risks Relating to Our Class A Units—We cannot assure you that our intended quarterly distributions will be paid each quarter or at all” in our Annual Report.

Class A unitholders receive their share of these distributions by the Oaktree Operating Group, net of expenses that we and our Intermediate Holding Companies bear directly, such as income taxes or payment obligations under the tax receivable agreement. Our quarterly distributable earnings may be affected by potential seasonal factors that may, in turn, affect the level of the cash distributions applicable to a particular quarter. For example, we generally receive tax-related incentive distributions from certain closed-end funds in the first quarter of the year, which if received generate distributable earnings in that period. We have a one-fifth equity stake in DoubleLine Capital LP and its affiliates (collectively, “DoubleLine”), and DoubleLine’s corporate distributions to us may vary in length of period covered. For example, the quarterly distributions made in the second and fourth quarters typically have covered two and four months of activity, respectively. The distribution amount for any given period is likely to vary materially due to this and other factors.

Set forth below are the distributions per Class A unit that were paid (or, for the quarterly period ended December 31, 2017, are anticipated to be paid) on the indicated payment dates to the holders of record as of a date that was two to five business days prior to the payment date.

Payment Date	Applicable to Quarterly Period Ended	Distribution per Unit
February 23, 2018	December 31, 2017	$0.76
November 10, 2017	September 30, 2017	0.56
August 11, 2017	June 30, 2017	1.31
May 12, 2017	March 31, 2017	0.71

Total fiscal year 2017		$3.34

February 24, 2017	December 31, 2016	$0.63
November 14, 2016	September 30, 2016	0.65
August 12, 2016	June 30, 2016	0.58
May 13, 2016	March 31, 2016	0.55

Total fiscal year 2016		$2.41

February 26, 2016	December 31, 2015	$0.47
November 12, 2015	September 30, 2015	0.40
August 13, 2015	June 30, 2015	0.50
May 14, 2015	March 31, 2015	0.64

Total fiscal year 2015		$2.01

PRINCIPAL UNITHOLDERS

The following table sets forth information regarding the current beneficial ownership of our Class A units and Class B units and the OCGH units by:

•	each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Oaktree Capital Group, LLC;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

In the following table, the applicable percentage ownership with respect to the Class A units and the Class B units beneficially owned represents the applicable unitholders’ holdings of Class A units and Class B units, respectively, as a percentage of 65,297,761 Class A units outstanding and 90,968,924 Class B units outstanding as of February 5, 2018. The applicable percentage ownership with respect to the OCGH units beneficially owned represents the applicable unitholder’s holdings of OCGH units as a percentage of 156,266,685 Oaktree Operating Group units outstanding as of February 5, 2018. The applicable unitholder’s aggregate holdings of Class A units and OCGH units represent such unitholder’s aggregate economic interest in the Oaktree Operating Group. Although holders of OCGH units are entitled, subject to vesting requirements and certain restrictions, to exchange their OCGH units for, at the option of our board of directors, our Class A units on a one-for-one basis, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing, such exchanges require our board’s approval and thus holders of OCGH units are not deemed to beneficially own the equivalent number of Class A units.

Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he has no economic interest. To our knowledge, each person named in the table below has sole voting and investment power with respect to all of the interests shown as beneficially owned by such person, except as otherwise set forth in the notes to the table and pursuant to applicable community property laws. Unless otherwise specified, the address of each person named in the table is c/o Oaktree Capital Group, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

	Class A Units Beneficially Owned									Class B Units Beneficially Owned			OCGH Units Beneficially Owned (1)
	Pre-Offering			Post-Offering Assuming the Underwriters’ Option Is Not Exercised			Post-Offering Assuming the Underwriters’ Option Is Exercised in Full						Pre-Offering			Post-Offering Assuming the Underwriters’ Option Is Not Exercised		Post-Offering Assuming the Underwriters’ Option Is Exercised in Full
Executive Officers and Directors	Number	Percent		Number	Percent		Number	Percent		Number		Percent	Number		Percent	Number	Percent	Number	Percent
Howard S. Marks	101,826		*	101,826		*	101,826		*	—	(2)	—	16,933,600	(2)	10.8%	15,791,856	10.1%	15,620,343	10.0%
Bruce A. Karsh	101,826		*	101,826		*	101,826		*	—	(2)	—	17,265,767	(2)	11.0%	16,253,472	10.4%	16,101,403	10.3%
Jay S. Wintrob	99,079		*	99,079		*	99,079		*	—		—	225,000		*	225,000	*	225,000	*
John B. Frank	41,667		*	41,667		*	41,667		*	—		—	2,097,147		1.3%	1,978,002	1.3%	1,960,104	1.3%
Daniel D. Levin	77,006		*	77,006		*	77,006		*	—		—	—		—	—	—	—	—
Susan A. Gentile	32,055		*	32,055		*	32,055		*	—		—	—		—	—	—	—	—
Steven J. Gilbert	2,668		*	2,668		*	2,668		*	—		—	—		—	—	—	—	—
Larry W. Keele	58,655		*	58,655		*	58,655		*	—		—	2,901,695		1.9%	2,731,568	1.7%	2,706,011	1.7%
Sheldon M. Stone	101,009		*	101,009		*	101,009		*	—		—	9,525,223		6.1%	8,966,757	5.7%	8,882,864	5.7%
D. Richard Masson	110,912		*	110,912		*	110,912		*	—		—	2,849,490		1.8%	2,682,424	1.7%	2,657,327	1.7%
Robert E. Denham	24,672		*	24,672		*	24,672		*	—		—	—		—	—	—	—	—
Wayne G. Pierson (3)	6,481		*	6,481		*	6,481		*	—		—	—		—	—	—	—	—
Marna C. Whittington	16,822		*	16,822		*	16,822		*	—		—	—		—	—	—	—	—
Todd E. Molz	96,665		*	96,665		*	96,665		*	—		—	200,304		*	190,884	*	189,469	*
All executive officers and directors as a group (14 persons)	871,343		*	871,343		*	871,343		*	—		—	51,998,226		33.3%	48,819,963	31.2%	48,342,521	30.9%
5% Unitholders
FMR LLC (4)	4,639,224	7.1%		4,639,224	6.6%		4,639,224	6.5%		—		—	—		—	—	—	—	—
Oaktree Capital Group Holdings, L.P.	13,000		*	13,000		*	13,000		*	90,968,942		100%	—		—	—	—	—	—

*	Represents less than 1%.

(1)	Subject to certain restrictions, including the approval of our board of directors, each OCGH unitholder has the right to (or may be required to) exchange his or her vested units pursuant to the terms of an exchange agreement. Pursuant to the exchange agreement and the terms of the OCGH partnership agreement, the OCGH units will be exchanged for, at the option of our board of directors, our Class A units on a one-for-one basis, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing, and we will cancel a corresponding number of Class B units.

(2)	Excludes 13,000 Class A units and 90,968,942 Class B units held by OCGH. The general partner of OCGH is Oaktree Capital Group Holdings GP, LLC. In their capacities as members of the executive committee of Oaktree Capital Group Holdings GP, LLC holding more than 50% of the aggregate number of OCGH units held by all of the members of the executive committee as a group, Mr. Marks and Mr. Karsh may be deemed to be beneficial owners of the securities held by OCGH. Each of Mr. Marks and Mr. Karsh disclaims beneficial ownership of such securities.

(3)	Excludes 7,703,250 OCGH units held by Acorn Investors, LLC, which Mr. Pierson may be deemed to beneficially own. Mr. Pierson is the President of Acorn Investors, LLC and disclaims beneficial ownership of the OCGH units held by that entity.

(4)	Reflects Class A units beneficially owned as of December 30, 2016 by FMR LLC based on a Schedule 13G filed by FMR LLC on January 10, 2017. The Schedule 13G includes 4,639,224 Class A units beneficially owned by Abigail P. Johnson and family members and Fidelity Management & Research Company (together with FMR LLC and Abigail P. Johnson, “Fidelity”), a wholly owned subsidiary of FMR LLC, in its capacity as investment adviser to various registered investment companies (the “Fidelity funds”). Ms. Johnson is Director, the Chairman and the Chief Executive Officer of FMR LLC. The Schedule 13G states that Ms. Johnson and various family members, through their ownership of FMR LLC voting common stock and the execution of a shareholders’ voting agreement, may be deemed a controlling group with respect to FMR LLC. The Schedule 13G also states that neither FMR LLC nor Ms. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the Fidelity funds’ boards of trustees pursuant to established guidelines. The address of Fidelity is 245 Summer Street, Boston, Massachusetts 02210.

In connection with this offering, our board of directors intends to permit OCGH unitholders to exercise their rights under the OCGH limited partnership agreement and the exchange agreement to exchange 5,000,000 OCGH units (or 5,750,000 OCGH units assuming exercise in full of the underwriters’ option) for cash at a purchase price per OCGH unit equal to the public offering price per Class A unit in this offering net of underwriting discounts, with adjustments, as applicable, to account for the disproportionate sharing among certain OCGH unitholders of the historical incentive income of certain closed-end funds that held their final closing before the May 2007 Restructuring. The adjustments to the purchase price of OCGH units will be made pursuant to the OCGH limited partnership agreement to account for the fact that, as a result of the May 2007 Restructuring, the interests of certain OCGH unitholders in historical incentive income are disproportionately larger or smaller than their pro rata interest in our business, depending on when the unitholder’s interest in our business was acquired. We intend to use the proceeds net of underwriting commissions and discounts received by us from this offering to acquire 5,000,000 OCGH units from certain OCGH unitholders (or 5,750,000 OCGH units assuming exercise in full of the underwriters’ option), including certain of our directors, employees and other investors, including certain senior executives and other members of our senior management, pursuant to the exchange agreement. Of these net proceeds, we expect that, assuming a price net of underwriting commissions and discounts equal to $45.85, which is the last reported sales price of the Class A units on the New York Stock Exchange on February 6, 2018, approximately $52.3 million will be paid to Mr. Marks for 1,141,744 OCGH units (or $60.2 million for 1,313,257 OCGH units assuming exercise in full of the underwriters’ option); approximately $46.4 million will be paid to Mr. Karsh for 1,012,295 OCGH units (or $53.4 million for 1,164,364 OCGH units assuming exercise in full of the underwriters’ option); approximately $5.5 million will be paid to Mr. Frank for 119,145 OCGH units (or $6.3 million for 137,043 OCGH units assuming exercise in full of the underwriters’ option); approximately $7.8 million will be paid to Mr. Keele for 170,127 OCGH units (or $9.0 million for 195,684 OCGH units assuming exercise in full of the underwriters’ option); approximately $25.6 million will be paid to Mr. Stone for 558,466 OCGH units (or $29.5 million for 642,359 OCGH units assuming exercise in full of the underwriters’ option); approximately $7.7 million will be paid to Mr. Masson for 167,066 OCGH units (or $8.8 million for 192,163 OCGH units assuming exercise in full of the underwriters’ option); and approximately $0.4 million will be paid to Mr. Molz, one of our executive officers, for 9,420 OCGH units (or $0.5 million for 10,835 OCGH units assuming exercise in full of the underwriters’ option). In addition, Messrs. Marks, Karsh, Keele, Stone and Masson will receive additional amounts as a result of their disproportionate interest in the historical incentive income from certain closed-end funds that held their final closing before the May 2007 Restructuring, as described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

This summary discusses the material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our Class A units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time, possibly with retroactive effect. This discussion is limited to the material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our Class A units and does not cover all U.S. federal income and estate tax considerations that may be applicable to a particular investor. In particular, some categories of investors, such as dealers in securities, financial institutions, regulated investment companies, real estate investment trusts, thrifts, insurance companies, persons holding our Class A units as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle, traders in securities that have elected the mark-to-market method of accounting for securities, persons subject to the alternative minimum tax, persons who own or are deemed to own 10% or more of our stock (by vote or value), persons required to accelerate the recognition of any item of gross income with respect to Class A units as a result of such income being recognized on an applicable financial statement, U.S. expatriates, persons with a functional currency other than the dollar, dealers, foreign pension funds, “controlled foreign corporations,” “passive foreign investment companies,” partnerships or other pass-through entities for U.S. federal income tax purposes, and other investors that do not own their Class A units as capital assets, may be subject to special rules not described herein. Such investors should consult with their tax advisors concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of a Class A unit. Tax-exempt organizations and mutual funds are discussed separately below. The actual tax consequences of the purchase and ownership of Class A units will vary depending on your circumstances. This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations, including representations contained in certificates provided to Simpson Thacher & Bartlett LLP. The failure of such facts, assumptions, representations or determinations to be true and accurate could adversely impact the accuracy of this summary and such opinion. Moreover, opinions of counsel are not binding on the Internal Revenue Service (“IRS”) or any court, and the IRS could challenge the conclusions herein, and a court could sustain such a challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of a Class A unit that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “non-U.S. Holder” is a holder that is not a U.S. Holder.

If a partnership holds Class A units, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A units, you should consult your tax advisers. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

Prospective holders of Class A units should consult their own tax advisers concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of a Class A unit, as well as any consequences under the laws of any other taxing jurisdiction.

Taxation of Oaktree Capital Group, LLC

Subject to the discussion in the next two paragraphs, an entity that is treated as a partnership for U.S. federal income tax purposes is generally not a taxable entity for U.S. federal income tax purposes and incurs no U.S. federal income tax liabilities. Instead, each partner of a partnership is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Legislation that became effective for taxable years beginning after December 31, 2017 may impose liability for adjustments to a partnership’s tax returns on the partnership itself in certain circumstances absent an election to the contrary. The effects of the application of this legislation on us are uncertain, and prospective investors should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances. See discussion below under “Partnership Audit Legislation.”

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (1) interests in the partnership are traded on an established securities market or (2) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. We are a publicly traded partnership. However, an exception to taxation as a corporation, referred to as the “Qualifying Income Exception,” exists if at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

We intend to manage our affairs so that we will meet the Qualifying Income Exception in each taxable year. We believe we are and will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. It is the opinion of Simpson Thacher & Bartlett LLP that we will be treated as a partnership and not as an association or publicly traded partnership (within the meaning of Section 7704 of the Code) subject to tax as a corporation for U.S. federal income tax purposes based on factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs and the composition of our income. However, this opinion will be based solely on current law and will not take into account any proposed or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

If we fail to meet the Qualifying Income Exception, other than for a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if we are required to register under the Investment Company Act, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and then distributed the stock to the holders of Class A units in liquidation of their interests in us. This contribution and liquidation should be tax-free to holders so long as we do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of Class A units, and we would be subject to U.S. corporate income tax on our taxable income. Distributions made to holders of our Class A units would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of our current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder’s tax basis in the Class A units, or as taxable capital gain, after the holder’s basis is reduced to zero. In addition, in the case of non-U.S. Holders, income that we receive with respect to investments may be subject to a higher rate of U.S. withholding tax if we are treated as a corporation. Accordingly, treatment as a corporation could materially reduce a holder’s after-tax return and thus could result in a substantial reduction of the value of the Class A units.

If at the end of any taxable year we fail to meet the Qualifying Income Exception, we may still qualify as a partnership if we are entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (1) the failure is cured within a reasonable time after discovery, (2) the failure is determined by the IRS to be inadvertent and (3) we agree to make such adjustments (including adjustments with respect to our partners) or to pay such amounts as are required by the IRS. It is not possible to state whether we would be entitled to this relief in any or all circumstances. If this relief provision is inapplicable to a particular set of circumstances involving us, we will not qualify as a partnership for federal income tax purposes. Even if this relief provision applies and we retain our partnership status, we or the holders of our Class A units (during the failure period) will be required to pay such amounts as are determined by the IRS.

The remainder of this section assumes that Oaktree Capital Group, LLC will be treated as a partnership for U.S. federal income tax purposes.

Taxation of Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc. and Oaktree Holdings, Ltd.

Oaktree Capital Group, LLC holds a portion of its interests in our subsidiaries through Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc. and Oaktree Holdings, Ltd. (the “Corporations”). The Corporations are taxable as corporations for U.S. federal income tax purposes. We are not taxed directly on earnings of entities we hold through the Corporations. Distributions of cash or other property that the Corporations pay to us will constitute dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution by a Corporation exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of our tax basis in the Corporation’s stock, and thereafter will be treated as a capital gain.

Each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. will incur U.S. federal income taxes on income earned by such Corporation. With respect to Oaktree Holdings, Ltd., we intend to operate Oaktree Holdings, Ltd. to minimize its income that is effectively connected with a U.S. trade or business, or ECI. Oaktree Holdings, Ltd.’s income will not be subject to U.S. federal income tax to the extent it has a foreign source and is not treated as ECI. Oaktree Holdings, Ltd. is a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes subject to the rules described under “—Consequences to U.S. Holders of Class A Units—Controlled Foreign Corporations.”

Personal Holding Companies

Each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. could be subject to additional U.S. federal income tax on a portion of its income if it is determined to be a personal holding company (“PHC”) for U.S. federal income tax purposes. A U.S. corporation will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year, consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). The PHC rules do not apply to non-U.S. corporations. No assurance can be given that Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. will not become a PHC in the future.

If Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. is or were to become a PHC in a given taxable year, it would be subject to an additional 20% PHC tax on its undistributed PHC income, which includes the company’s taxable income, subject to certain adjustments. If Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material; in that event, distribution of such income would reduce the PHC income subject to tax.

Certain State, Local and Non-U.S. Tax Matters

We and our subsidiaries are subject to state, local and non-U.S. taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of us and our holders may not conform to the U.S. federal income tax treatment discussed herein. We may be subject to significant amounts of non-U.S. taxes as a result of our investments and operations. Any non-U.S. taxes incurred by us may not pass through to Class A unitholders as a credit against their federal income tax liability.

Consequences to U.S. Holders of Class A Units

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of Class A units.

For U.S. federal income tax purposes, your allocable share of our items of income, gain, loss, deduction or credit will be governed by our operating agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in us. We believe that, for U.S. federal income tax purposes, such allocations will be given effect, and we intend to prepare tax returns based on such allocations. If the IRS successfully challenged the allocations made pursuant to our operating agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in our operating agreement.

We may derive taxable income from an investment that is not matched by a corresponding distribution of cash. This could occur, for example, if we used cash to make an investment or to reduce debt instead of distributing profits. In addition, special provisions of the Code may be applicable to certain of our investments and may affect the timing of our income, requiring us to recognize taxable income before we receive cash attributable to such income. Accordingly, it is possible that the U.S. federal income tax liability of a holder with respect to its allocable share of our income for a particular taxable year could exceed the cash distribution to the holder for the year, thus giving rise to an out-of-pocket tax liability for the holder.

With respect to U.S. Holders who are individuals, certain dividends paid by Oaktree Holdings, Inc., Oaktree AIF Holdings Inc. or certain qualified foreign corporations to us and that are allocable to such U.S. Holders may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to shares that are readily tradable on an established securities market in the United States. Among other exceptions, a U.S. Holder who is an individual will not be eligible for reduced rates of taxation on any dividend if the payer is a passive foreign investment company (“PFIC”) (as defined below) in the taxable year in which such dividend is paid or in the preceding taxable year or on any income required to be reported by the U.S. Holder as a result of a QEF election (as defined below) that is attributable to an entity that is a PFIC and in which we hold a direct or indirect interest. Dividends paid by Oaktree Holdings, Ltd. and “Subpart F” inclusions attributable to Oaktree Holdings, Ltd. will not be eligible for such reduced rates of taxation. Prospective investors should consult their own tax advisers regarding the application of the foregoing rules to their particular circumstances.

U.S. Holders that are individuals, estates or trusts are subject to a Medicare tax of 3.8% on “net investment income” (or undistributed “net investment income,” in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount. Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property. Net income and gain attributable to an investment in our Class A units will be included in a U.S. Holder’s “net investment income” subject to this Medicare tax.

Basis

You will have an initial tax basis for your Class A unit equal to the amount you paid for the Class A unit plus your share, under partnership tax rules, of our liabilities, if any. That basis will be increased by your share of our income and by increases in your share under partnership tax rules of our liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by your share, under partnership tax rules, of our losses and by any decrease in your share under partnership tax rules of our liabilities.

Holders who purchase Class A units in separate transactions must combine the basis of those units and maintain a single adjusted tax basis for all those units. Upon a sale or other disposition of less than all of the Class A units, a portion of that tax basis must be allocated to the Class A units sold.

Limits on Deductions for Losses and Expenses

Your deduction of your share of our losses will be limited to your tax basis in your Class A units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our activities, if that is less than your tax basis. You will be at risk to the extent of your tax basis in your Class A units, reduced by (1) the portion of that basis attributable to your share of our liabilities for which you will not be personally liable and (2) any amount of money you borrow to acquire or hold your Class A units, if the lender of those borrowed funds owns an interest in us, is related to you or can look only to the Class A units for repayment. Your at-risk amount will increase by your allocable share of our income and gain and decrease by cash distributions to you and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Any excess loss above that gain previously suspended by the at-risk or basis limitations may no longer be used.

Income allocated by us to a holder that is not from passive activities for purposes of Section 469 of the Code may not be offset by Section 469 passive losses of such holder and losses allocated to a holder that are not from passive activities for purposes of Section 469 of the Code may not be used to offset Section 469 passive income of such holder. We do not expect to generate significant amounts of income or losses from passive activities for purposes of Section 469 of the Code. Under the Tax Act, individual holders (who hold directly or through a partnership or other pass-through entity) may be subject to additional limitations on deductibility of certain “excess business losses.” In addition, other provisions of the Code may limit or disallow any deduction for losses by a holder of our Class A units or deductions associated with certain assets of the limited liability company in certain cases. Holders should consult with their tax advisers regarding their limitations on the deductibility of losses under applicable sections of the Code.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

Miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are subject to limitations and, under the Tax Act, are suspended for taxable years beginning after December 31, 2017 through December 31, 2025. The operating expenses of the Oaktree Operating Group may be treated as miscellaneous itemized deductions subject to the foregoing. Accordingly, if you are a non-corporate U.S. Holder, you should consult your tax advisers with respect to the application of these limitations.

Treatment of Distributions

Distributions of cash by us will not be taxable to you to the extent of your adjusted tax basis (described above) in your Class A units. Any cash distributions in excess of your adjusted tax basis will be considered to be gain from the sale or exchange of Class A units (described below). Under current laws, such gain would be treated as capital gain and would be long-term capital gain if your holding period for your Class A units exceeds one year, subject to certain exceptions (described below). A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by us, are treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Class A Units

You will recognize gain or loss on a sale of Class A units equal to the difference, if any, between the amount realized and your tax basis in the Class A units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received by you plus your share, under partnership tax rules, of our liabilities, if any.

Except as described below, gain or loss recognized by you on the sale or exchange of a Class A unit will be taxable as capital gain or loss and will be long-term capital gain or loss if all of the Class A units you hold were held for more than one year on the date of such sale or exchange. Assuming we have not made an election, referred to as a “QEF election,” to treat our interest in a PFIC as a “qualified electing fund,” or QEF, gain attributable to such investment in a PFIC would be taxable as ordinary income and would be subject to an interest charge. See “—Passive Foreign Investment Companies.” In addition, certain gain attributable to our investment in a CFC may be ordinary income and certain gain attributable to “unrealized receivables” or “inventory items” would be characterized as ordinary income rather than capital gain. For example, if we hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables.” The deductibility of capital losses is subject to limitations.

Holders who purchase units at different times and intend to sell all or a portion of the units within a year of their most recent purchase are urged to consult their tax advisers regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss. Holders in publicly traded partnerships may choose to use the actual holding period for each unit sold provided certain requirements are met. You should consult your tax adviser regarding these rules.

Foreign Tax Credit Limitations

You may be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of our investments may be treated as U.S. source gains. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain losses that we incur may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available. You should consult your tax adviser with respect to whether you will be entitled to any foreign tax in light of your particular circumstances.

Section 754 Election

We have made the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS. The election requires us to adjust the tax basis in our assets, or “inside basis,” attributable to a transferee of Class A units under Section 743(b) of the Code to reflect the purchase price of the Class A units paid by the transferee. However, this election does not apply to a person who purchases Class A units directly from us. For purposes of this discussion, a transferee’s inside basis in our assets will be considered to have two components: (1) the transferee’s share of our tax basis in our assets, or “common basis,” and (2) the Section 743(b) adjustment to that basis.

The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. The benefits of a Section 754 election may not be realized by holders of Class A units because we directly and indirectly invest in pass-through entities that do not have in effect a Section 754 election. You should consult your tax adviser as to the effects of the Section 754 election.

Tax Accounting Methods

We have adopted depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our Class A unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of Class A units and could have a negative impact on the value of our Class A units or result in audits of and adjustments to our Class A unitholders’ tax returns.

Foreign Currency Gain or Loss

Our functional currency is the U.S. dollar, and our income or loss is calculated in U.S. dollars. It is likely that we will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your tax adviser with respect to the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

You may be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC.

A PFIC is defined as any foreign corporation with respect to which either (1) 75% or more of the gross income for a taxable year is “passive income” or (2) 50% or more of its assets in any taxable year (in most instances based on the quarterly average of the value of its assets) produce “passive income.” There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC, it is, with respect to a shareholder of the corporation during the time it qualifies as a PFIC, and absent certain taxpayer elections to recognize taxable income or gains, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain “excess distributions” by the PFIC, is treated as though realized ratably over the shorter of your holding period of Class A units or our holding period for the PFIC. Such gain or income is taxable as ordinary income and, as discussed above, dividends paid by a PFIC to an individual will not be eligible for the reduced rates of taxation that are available for certain qualifying dividends. In addition, an interest charge would be imposed on you based on the tax deferred from prior years.

We may make a QEF election, where possible, with respect to each entity treated as a PFIC to treat such non-U.S. entity as a QEF in the first year we hold shares in such entity. However, we expect that in many circumstances we may not have access to information necessary to make a QEF election. A QEF election is effective for our taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If we make a QEF election under the Code with respect to our interest in a PFIC, in lieu of the foregoing treatment, we would be required to include in income each year a portion of the ordinary earnings and net capital gains of the QEF called “QEF Inclusions,” even if not distributed to us. Thus, holders may be required to report taxable income as a result of QEF Inclusions without corresponding receipts of cash. However, a holder may elect to defer, until the occurrence of certain events, payment of the U.S. federal income tax attributable to QEF Inclusions for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. However, net losses (if any) of a non-U.S. entity that is treated as a PFIC will not pass through to us or to holders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, holders may over time be taxed on amounts that, as an economic matter, exceed our net profits. Our tax basis in the shares of such non-U.S. entities, and a holder’s basis in our Class A units, will be increased to reflect QEF Inclusions. No portion of the QEF Inclusion attributable to ordinary income will be eligible for reduced rates of taxation. If you can establish to the satisfaction of the IRS that any amount distributed by a PFIC is paid out of earnings and profits of the PFIC that were included as QEF Inclusions, you will not be taxed again on such distributed amounts. You should consult your tax advisers as to the manner in which QEF Inclusions affect your allocable share of our income and your basis in your Class A units. Alternatively, in the case of a PFIC that is a publicly traded foreign portfolio company, an election may be made to “mark to market” the stock of such foreign portfolio company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years.

We may make certain investments through non-U.S. corporate subsidiaries. Such an entity may be a PFIC for U.S. federal income tax purposes. In addition, certain of our investments could be in PFICs. Thus, we can make no assurance that some of our investments will not be treated as held through a PFIC or as interests in PFICs or that such PFICs will be eligible for the “mark to market” election, or that as to any such PFICs we will be able to make QEF elections.

If we do not make a QEF election with respect to a PFIC, Section 1291 of the Code will treat all gain on a disposition by us of shares of such entity, gain on the disposition of Class A units by a holder at a time when we own shares of such entity, as well as certain other defined “excess distributions,” as if the gain or excess distribution were ordinary income earned ratably over the shorter of the period during which the holder held its Class A units or the period during which we held our shares in such entity. For gain and excess distributions allocated to prior years, (1) the tax rate will be the highest in effect for that taxable year and (2) the tax will be payable without regard to offsets from deductions, losses and expenses realized in such prior years. Holders will also be subject to an interest charge for any deferred tax. No portion of this ordinary income will be eligible for the favorable tax rate applicable to “qualified dividend income” for individual U.S. persons.

Controlled Foreign Corporations

A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and if more than 50% of (1) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (2) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For purposes of this discussion, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person that owns 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or 10% or more of the total value of shares of all classes of stock of the non-U.S. entity.

When making investment or other decisions, we will consider whether an investment will be a CFC and the consequences related thereto. If we are a U.S. Shareholder in a non-U.S. entity that is treated as a CFC, each Class A unitholder may be required to include in income its allocable share of the CFC’s “Subpart F” income reported by us. Subpart F income includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, fees for services provided to certain related persons and certain other passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such entity’s current earnings and profits. These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, an investor may be required to report as ordinary income its allocable share of the CFC’s Subpart F income reported by us without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of our earnings (if any) attributable to net capital gains of the CFC.

The tax basis of our shares of such non-U.S. entity, and a holder’s tax basis in our Class A units, will be increased to reflect any required Subpart F income inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to “qualified dividend income” for individual U.S. persons. See the introduction to this “—Consequences to U.S. Holders of Class A Units” section. Amounts included as such income with respect to direct and indirect investments will not be taxable again when actually distributed.

Regardless of whether any CFC has Subpart F income, any gain allocated to a Class A unitholder from our disposition of stock in a CFC will be treated as ordinary dividend income to the extent of the holder’s allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a non-U.S. entity owned by us that is treated as a CFC will not pass through to our holders. Moreover, a portion of any gain from the sale or exchange of a Class A unit may be taxable as ordinary income.

If a non-U.S. entity held by us is classified as both a CFC and a PFIC during the time we are a U.S. Shareholder of such non-U.S. entity, a holder will be required to include amounts in income with respect to such non-U.S. entity pursuant to this subheading, and the consequences described under the subheading “—Passive Foreign Investment Companies” above will not apply. If our ownership percentage in a non-U.S. entity changes such that we are not a U.S. Shareholder with respect to such non-U.S. entity, then Class A unitholders may be subject to the PFIC rules. The interaction of these rules is complex, and prospective holders are urged to consult their tax advisers in this regard.

Under the Tax Act, effective for the first tax year of a CFC beginning after December 31, 2017, any U.S. person who is a U.S. Shareholder of a CFC is taxed currently on its share of the CFC’s global intangible low-taxed income (“GILTI”). GILTI is generally defined to include most business income of a CFC reduced by 10% of the adjusted basis of the CFC’s depreciable tangible property. A U.S. Shareholder that is not a corporation for U.S. federal income tax purposes is subject to tax on such U.S. Shareholder’s share of a CFC’s GILTI at a significantly higher rate than U.S. Shareholders that are corporations for U.S. federal income tax purposes.

Oaktree Holdings, Ltd. is a CFC subject to the foregoing rules and as such, each Class A unitholder that is a U.S. person will be required to include in income its allocable share of Oaktree Holdings, Ltd.’s “Subpart F” income reported by us.

Investment Structure

To manage our affairs so as to meet the Qualifying Income Exception and comply with certain requirements in our operating agreement, we may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole judgment of our board of directors in order to create a tax structure that we expect will be efficient for our Class A unitholders. However, because our Class A unitholders will be located in numerous taxing jurisdictions, no assurances can be given that any such investment structure will be beneficial to all our Class A unitholders to the same extent, and may even impose additional tax burdens on some of our Class A unitholders. As discussed above, if the entity were a non-U.S. corporation it may be considered a PFIC or a CFC. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition would be subject to such tax, whether the corporation is a U.S. or a non-U.S. corporation.

Taxes in Other State, Local, and Non-U.S. Jurisdictions

In addition to U.S. federal income tax consequences, you may be subject to potential U.S. state and local taxes because of an investment in us in the U.S. state or locality in which you are a resident for tax purposes or in which we have investments or activities. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in state, local or non-U.S. jurisdictions in which we invest, or in which entities in which we own interests conduct activities or derive income. Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisers regarding the U.S. state, local and non-U.S. tax consequences of an investment in us.

Transferor/Transferee Allocations

Our taxable income and losses will be determined and apportioned among investors using conventions we regard as consistent with applicable law. As a result, if you transfer your Class A units, you may be allocated income, gain, loss and deduction realized by us after the date of transfer.

Although Section 706 of the Code provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our allocation method complies with its requirements. If our convention were not permitted, the IRS might contend that our taxable income or losses must be reallocated among the investors. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our board of directors is authorized to revise our method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

Deduction for Certain Qualified Business Income

Under the Tax Act, individual taxpayers may be allowed a deduction of 20% of certain domestic business income (excluding capital gains, dividend income, and certain types of compensation) received from publicly traded partnerships. We expect that a substantial amount of our income may not be eligible for the deduction.

U.S. Federal Estate Taxes

If Class A units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to our Class A units.

U.S. Taxation of Tax-Exempt U.S. Holders of Class A Units

A holder of Class A units that is a tax-exempt entity for U.S. federal income tax purposes (including an individual retirement account or 401(k) plan participant) and therefore exempt from most U.S. federal income taxation may nevertheless be subject to “unrelated business income tax” to the extent, if any, that its allocable share of our income consists of “unrelated business taxable income,” or UBTI. A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its UBTI its pro rata share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership could be treated as earning UBTI to the extent that such partnership derives income from “debt-financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property).

Because we are under no obligation to minimize UBTI, tax-exempt U.S. Holders of Class A units should consult their own tax advisers regarding all aspects of UBTI.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in Class A units for purposes of these tests will depend on whether we are treated as a “qualifying publicly traded partnership.” If our limited liability company is so treated, then the Class A units themselves are the relevant assets for purposes of the 50% asset value test and the net income from the Class A units is the relevant gross income for purposes of the 90% gross income test. RICs may not invest greater than 25% of their assets in one or more qualifying publicly traded partnerships. All income derived from a qualifying publicly traded partnership is considered qualifying income for purposes of the RIC 90% gross income test described above. However, if we are not treated as a qualifying publicly traded partnership for purposes of the RIC rules, then the relevant assets for the RIC asset test will be the RIC’s allocable share of the underlying assets held by us and the relevant gross income for the RIC income test will be the RIC’s allocable share of the underlying gross income earned by us. Whether we will qualify as a “qualifying publicly traded partnership” depends on the exact nature of our future investments, but we do not expect to be treated as a “qualifying publicly traded partnership.” In addition, as discussed above under “—Consequences to U.S. Holders of Class A Units,” we may derive taxable income from an investment that is not matched by a corresponding cash distribution. Accordingly, a RIC investing in our Class A units may recognize income for U.S. federal income tax purposes without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements under

Sections 852 and 4982 of the Code for avoiding income and excise taxes. RICs should consult their own tax advisers about the U.S. tax consequences of an investment in Class A units.

Consequences to Non-U.S. Holders of Class A Units

U.S. Income Tax Consequences

In light of our intended investment activities, we may be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes, which may cause some portion of our income to be treated as effectively connected income (“ECI”) with respect to non-U.S. Holders. Moreover, dividends paid by an investment that we make in a real estate investment trust, or REIT, that are attributable to gains from the sale of U.S. real property interests and sales of certain investments in interests in U.S. real property, including stock of certain U.S. corporations owning significant U.S. real property, may be treated as ECI with respect to certain non-U.S. Holders. We expect that we will earn ECI and/or income treated as ECI.

To the extent our income is treated as ECI, non-U.S. Holders would be (1) subject to withholding tax on their allocable share of such income, (2) required to file a U.S. federal income tax return for such year reporting their allocable share, if any, of income or loss effectively connected with such trade or business, including certain income from U.S. sources not related to us, and (3) required to pay U.S. federal income tax at regular U.S. federal income tax rates on any such income. Moreover, a corporate non-U.S. Holder might be subject to a U.S. branch profits tax on its allocable share of its ECI. Any amount so withheld would be creditable against such non-U.S. Holder’s U.S. federal income tax liability, and such non-U.S. Holder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Holder’s U.S. federal income tax liability for the taxable year.

If we are treated as being engaged in a U.S. trade or business, any gain recognized by a non-U.S. Holder on the sale or exchange of Class A units that is attributable to assets that if sold would produce income that would be effectively connected with such U.S. trade or business will be treated for U.S. federal income tax purposes as ECI, and hence, such Class A unitholders would be subject to U.S. federal income tax on the sale or exchange of such Class A units. Under the Tax Act, unless an applicable non-foreign affidavit is furnished or other exception applies, if any portion of gain, if any, on a disposition of Class A units would be treated as ECI, the transferee of an interest in us is required to withhold 10% of the amount realized on such disposition (and we would be required to withhold from future distributions to the transferee if the transferee fails to properly withhold). The U.S. Treasury Department and the IRS have announced the temporary suspension of such withholding tax provisions with respect to any disposition of an interest in a publicly traded partnership until regulations or other guidance have been issued. Such withholding tax provisions, when effective for publicly traded partnerships, could impose material tax and administrative burdens on us and our Class A unitholders.

To the extent we receive dividends from a U.S. corporation through the Oaktree Operating Group and its investment vehicles, your allocable share of distributions of such dividend income will be subject to U.S. withholding tax at a rate of 30%, unless you are eligible for a reduced rate of such withholding and provide us with certain relevant tax status information. Distributions to you may also be subject to withholding to the extent they are attributable to the sale of a U.S. real property interest or if the distribution is otherwise considered fixed or determinable annual or periodic income under the Code, provided that an exemption from or a reduced rate of such withholding may apply if certain tax status information is provided. If such information is not provided and you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations, if you reside in a treaty jurisdiction which does not treat our limited liability company as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. You should consult your tax advisers regarding the treatment of U.S. withholding taxes.

Special rules may apply in the case of a non-U.S. Holder that (1) has an office or fixed place of business in the United States, (2) is present in the United States for 183 days or more in a taxable year or (3) is a former citizen of the United States, a foreign insurance company that is treated as holding interests in us in connection with their U.S. business, a PFIC or a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your tax advisers regarding the application of these special rules.

U.S. Federal Estate Tax Consequences

The U.S. federal estate tax treatment of our Class A units with regards to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If our Class A units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual non-U.S. Holders who are non-citizens and not residents of the United States should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with regard to our units.

Administrative Matters

Taxable Year

We currently use the calendar year as our taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Tax Matters Member

OCGH acts as our “tax matters member” or “partnership representative,” as applicable. As the tax matters member or partnership representative, OCGH has the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

It may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s to IRS Form 1065. If we cannot provide timely Schedule K-1s, we expect to provide estimates of such tax information (including your allocable share of our income, gain, loss and deduction for our preceding year) by the deadline for filing U.S. income tax returns each year; in that event, however, there is no assurance that the Schedule K-1s, which would be provided after the estimates, will be the same as our estimates. For this reason, holders of Class A units who are U.S. taxpayers may want to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

In addition, in the event we provide separate estimates and subsequent Schedule K-1s, it is possible that a Class A unitholder will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the partnership. Any obligation of a Class A unitholder to file amended income tax returns for that or any other reason, including any costs incurred in the preparation or filing of such returns, is the responsibility of each Class A unitholder.

In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year’s tax liability and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Tax Shelter Regulations

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. An investment in us may be considered a reportable transaction if, for example, we recognize certain significant losses in the future. In certain circumstances, a Class A unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear and it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to (1) significant accuracy-related penalties with a broad scope, (2) for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and (3) in the case of a listed transaction, an extended statute of limitations.

Class A unitholders should consult their tax advisers concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the dispositions of their interests in us.

Withholding and Backup Withholding

For each calendar year, we will report to you and the IRS the amount of distributions we made to you and the amount of U.S. federal income tax (if any) that we withheld on those distributions. The proper application to us of rules for withholding under Section 1441 of the Code (applicable to certain dividends, interest and similar items) is unclear. Because the documentation we receive may not properly reflect the identities of partners at any particular time (in light of possible sales of Class A units), we may over-withhold or under-withhold with respect to a particular holder of Class A units. For example, we may impose withholding, remit that amount to the IRS and thus reduce the amount of a distribution paid to a non-U.S. Holder. It may turn out, however, the corresponding amount of our income was not properly allocable to such holder, and the withholding should have been less than the actual withholding. Such holder would be entitled to a credit against the holder’s U.S. tax liability for all withholding, including any such excess withholding, but if the withholding exceeded the holder’s U.S. tax liability, the holder would have to apply for a refund to obtain the benefit of the excess withholding. Similarly, we may fail to withhold on a distribution, and it may turn out the corresponding income was properly allocable to a non-U.S. Holder and withholding should have been imposed. In that event, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne by all holders of Class A units on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant non-U.S. Holder).

Under the backup withholding rules, you may be subject to backup withholding tax (at the rate of 28%) with respect to distributions paid unless: (1) you are a corporation or come within another exempt category and demonstrate this fact when required or (2) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN or Form W-8 BEN-E. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

If you do not timely provide us (or the clearing agent or other intermediary, as appropriate) with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, we may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all investors. Such excess U.S. backup withholding taxes may be treated by us as an expense that will be borne by all investors on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. withholding tax may apply to certain payments or, for a disposition occurring after December 31, 2018, the gross proceeds from a disposition of any U.S. stock or securities, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Non-U.S. and U.S. Holders are encouraged to consult their own tax advisors regarding the implications of FATCA on their investment in our Class A units.

Nominee Reporting

Persons who hold an interest in our limited liability company as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (3) a tax-exempt entity;

•	the amount and description of Class A units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Class A units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the Class A units with the information furnished to us.

Partnership Audit Legislation

Legislation was enacted that significantly changes the rules for U.S. federal income tax audits of partnerships. Such audits will continue to be conducted at the partnership level, but with respect to tax returns for taxable years beginning after December 31, 2017, and, unless a partnership qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the partnership. Under the alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take the adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If we are able to and in fact elect the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge.

There can be no assurance that we will be eligible to make such an election or that we will, in fact, make such an election for any given adjustment. If we do not or are unable to make such an election, then (1) the then current holders of the Class A units, in the aggregate, could indirectly bear income tax liabilities in excess of the aggregate amount of taxes that would have been due had we elected the alternative procedure, and (2) a given holder may indirectly bear taxes attributable to income allocable to other holders or former holders, including taxes (as well as interest and penalties) with respect to periods prior to such holder’s ownership of the Class A units. Accordingly, it is possible that a holder will bear tax liabilities unrelated to its ownership of the Class A units. Amounts available for distribution to the holders of the Class A units may be reduced as result of our obligations to pay any taxes associated with an adjustment.

The partnership representative of OCG will be the only person with the authority to act on our behalf with respect to audits and certain other tax matters and may decide not to elect (or may be unable to elect) the alternative procedure for any particular adjustment. In addition, we and each holder will be bound by the actions taken by the partnership representative on our behalf during any audit or litigation proceeding concerning U.S. federal income taxes.

Many issues and the overall effect of this legislation on us are uncertain, and holders should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances.

New Legislation or Administrative or Judicial Action

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our Class A unitholders will be enacted.

The present U.S. federal income tax treatment of an investment in our Class A units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. Changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the Qualifying Income Exception for us to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect or cause us to change our investments and commitments, affect the tax considerations of an investment in us and adversely affect an investment in our Class A units. See “Risk Factors—Risks Relating to United States Taxation” in our most recent Annual Report on Form 10-K. We and our Class A unitholders could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

Our organizational documents and agreements permit our board of directors to modify the amended and restated operating agreement from time to time, without the consent of the Class A unitholders, in order to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our Class A unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND OUR UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH PROSPECTIVE HOLDER AND IN REVIEWING THIS PROSPECTUS THESE MATTERS SHOULD BE CONSIDERED. PROSPECTIVE UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN THE CLASS A UNITS.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a (i) pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended, ERISA or (ii) an entity whose assets include “plan assets” by reason of such plan’s investment in the entity (collectively, “ERISA Plans”), should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the Class A Units. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts (“IRAs”, each an “IRA”), Keogh plans and any other plans that are subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (collectively, “Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to substantially similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of Class A Units by a Plan with respect to which we, the underwriters or any of our or their affiliates (the “Transaction Parties”) are or become a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Class A Units are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase of Class A Units. Among those exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of the Class A Units offered hereby, provided that neither the issuer of the Class A Units offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring Class A Units in reliance on these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser (including each subsequent purchaser) of Class A Units in this offering or any interest therein will be deemed to have represented by its purchase of Class A Units offered hereby or any interest therein that it either is not a Plan or a Non-ERISA Arrangement and is not purchasing the Class A Units on behalf of or with the assets of any Plan or Non-ERISA Arrangement or (2) the purchase of the Class A Units will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Any purchaser of the Class A Units in this offering or any interest therein that is a Plan and that acquires Class A Units in connection with this offering will be deemed to represent by its purchase of the Class A Units offered hereby that a fiduciary (the “Fiduciary”) independent of the Transaction Parties acting on behalf of the Plan is responsible for the decision of the Plan to acquire the Class A Units in this offering and that such Fiduciary:

(i)	is either a U.S. bank, a U.S. insurance carrier, a U.S. registered investment adviser, a U.S. registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control, in each case under the requirements specified in the U.S. Code of Federal Regulations, 29 C.F.R. Section 2510.3-21(c)(1)(i), as amended from time to time,

(ii)	in the case of a Plan that is an IRA, is not the IRA owner, beneficiary of the IRA or relative of the IRA owner or beneficiary,

(iii)	is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in the Class A Units,

(iv)	is a fiduciary under ERISA or the Code, or both, with respect to the decision to acquire the Class A Units,

(v)	has exercised independent judgment in evaluating whether to invest the assets of the Plan in the Class A Units,

(vi)	understands and has been fairly informed of the existence and the nature of the financial interests of the Transaction Parties in connection with the Plan’s acquisition of the Class A Units,

(vii)	understands that the Transaction Parties are not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity to the Plan or Non-ERISA Arrangement, in connection with the Plan’s acquisition of the Class A Units, and

(viii)	confirms that no fee or other compensation will be paid directly to any of the Transaction Parties by the Plan, or any fiduciary, participant or beneficiary of the Plan, for the provision of investment advice (as opposed to other services) in connection with the Plan’s acquisition of the Class A Units.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Class A Units on behalf of or with the assets of any Plan or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase under Similar Laws, as applicable. Purchasers of Class A Units have exclusive responsibility for ensuring that their purchase of Class A Units do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of applicable Similar Laws. The sale of any Class A Units to a Plan or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement or that such investment is appropriate for such Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

UNDERWRITING

We and Morgan Stanley & Co. LLC, the underwriters, have entered into an underwriting agreement with respect to the Class A units being offered. Subject to certain conditions, the underwriters have agreed to purchase all of the 5,000,000 Class A units offered hereby, as set out below.

Name	Number of Class A Units
Morgan Stanley & Co. LLC	5,000,000

Total	5,000,000

The underwriters listed in the table above are collectively referred to as the “underwriters”. If only one underwriter is listed in the table above, “underwriters” refers to the underwriter listed in the table above.

The underwriters are committed to take and pay for all of the Class A units being offered, if any are taken, other than the Class A units covered by the underwriters’ option described below unless and until this underwriters’ option is exercised.

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 750,000 additional Class A units from us at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount, per unit to the extent that the underwriters sell more than 5,000,000 Class A units.

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

	No Exercise	Full Exercise
Per Class A Unit	$	$
Total	$	$

Class A units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. If all the Class A units are not sold to the public at the initial public price, the underwriters may change the offering price and the other selling terms. The offering of the Class A units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with this offering, the underwriters may purchase and sell Class A units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Class A units than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Class A units from us in the offering. The underwriters may close out any covered short position by either exercising the underwriters’ option or purchasing Class A units in the open market. In determining the source of Class A units to close out the covered short position, the underwriters will consider, among other things, the price of Class A units available for purchase in the open market as compared to the price at which it may purchase additional Class A units pursuant to the underwriters’ option granted to it. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing Class A units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A units made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock and may maintain or otherwise affect the market price of the Class A units. As a result, the price of the Class A units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any Class A units, Class B units, any Oaktree Operating Group units, any other securities substantially similar to the Class A units, Class B units or Oaktree Operating Group units or any securities convertible, exchangeable or exercisable for Class A units, Class B units or Oaktree Operating Group units or substantially similar securities during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of the underwriters.

In addition, our directors and substantially all of our executive officers (which include all of our senior executives), other current and former employees and certain other investors hold OCGH units and, subject to certain restrictions, including the approval of our board of directors, have the right to exchange their OCGH units for, at the option of our board of directors, Class A units, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing in accordance with the terms of the exchange agreement. Please see “Certain Relationships and Related Transactions, and Director Independence—Exchange Agreement” in our Annual Report. All of our directors and executive officers hold a small number of Class A units. Our directors and all but one of our executive officers have executed lock-up agreements with the underwriters pursuant to which each has agreed not to dispose of or hedge any of such OCGH units, any Class A units or securities convertible into or exchangeable for such OCGH units or Class A units or substantially similar securities, during the period from the date of this prospectus supplement continuing through the date that is 60 days after the date of this prospectus supplement, without the prior written consent of the underwriters. Among other customary exceptions, these restrictions on transfer described above are subject to exceptions that permit our directors and executive officers to transfer our units:

•	in connection with the purchase of OCGH units by us from such persons with the net proceeds of this offering;

•	if such Class A units were acquired on the open market after this offering;

•	to us, provided that such transactions do not require a public filing;

•	following the commencement of a tender or exchange offer for Class A units that is subject to the provisions of the Exchange Act by a third party not affiliated with us; or

•	in connection with any acquisition, sale or merger of us with an unaffiliated third party in which all of the holders of Class A units are entitled to participate.

With respect to all other holders of OCGH units, we have agreed with the underwriters not to permit any disposition of any OCGH units owned by such holders, or any exchange of OCGH units owned by them into Class A units, during the period from the date of this prospectus supplement continuing through the date that is 60 days after the date of this prospectus supplement, without the prior written consent of the underwriters. The foregoing restrictions on transfer and exchange are subject to customary exceptions.

We estimate that the total expenses of the offering that are payable by us will be approximately $450,000. We have agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (“FINRA”) and Blue Sky expenses in an amount up to $5,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, an affiliate of Morgan Stanley & Co. LLC is a lender under certain of our existing credit facilities described under “Future Sources and Uses of Liquidity” in our Annual Report.

We have retained Solebury Capital LLC (“Solebury”), a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We have agreed to pay Solebury, only upon successful completion of this offering, a fee of up to $250,000. Solebury’s services include advice with respect to selection of the underwriters for this offering, deal structuring, fee and economics recommendations and distribution strategy recommendations. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriters. In addition, Solebury will not underwrite or purchase any of the Class A units in this offering or otherwise participate in any such undertaking.

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

United Kingdom

In addition, in the United Kingdom, this prospectus supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus supplement relates is only available to, and will be engaged in with, relevant persons.

Canada

The Class A units may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus

Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A units must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The Class A units may not be offered or sold in Hong Kong by means of any document other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance, and no advertisement, invitation or document relating to the Class A units may be issued or be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Class A units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

The Class A units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A units may not be circulated or distributed, nor may the Class A units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than:

(1)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”);

(2)	to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; or

(3)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A units are subscribed or purchased under Section 275 by a relevant person which is:

(1)	a corporation (which is not an accredited investor as defined in Section 4(A) of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(2)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the Class A units pursuant to an offer made under Section 275 except:

(i)	to an institutional investor or to a relevant person defined in Section 274 of the SFA or to a relevant person under Section 275(2) of the SFA, or any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Class A units may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A units shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any Class A units or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Class A units being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A units acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class A units to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus supplement has been prepared on the basis that any offer of Class A units in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Class A units. Accordingly any person making or intending to make an offer in that Relevant Member State of Class A units which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized the making of any offer of Class A units in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Class A units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A units to be offered so as to enable an investor to decide to purchase or subscribe the Class A units, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

LEGAL MATTERS

The validity of the Class A units being offered by us in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California, and for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California. Simpson Thacher & Bartlett LLP, Palo Alto, California has provided a tax opinion in connection with the Class A units being offered hereby.

EXPERTS

The consolidated financial statements of Oaktree Capital Group, LLC appearing in Oaktree Capital Group, LLC’s Annual Report (Form 10-K) for the year ended December 31, 2016, and the effectiveness of Oaktree Capital Group, LLC’s internal control over financial reporting as of December 31, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements as of December 31, 2015 and for each of the two years in the period ended December 31, 2015 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Class A Units Representing Limited Liability Company Interests

Preferred Units Representing Limited Liability Company Interests

Depositary Units

Warrants

Subscription Rights

Purchase Contracts

Purchase Units

Oaktree Capital Group, LLC

We or selling securityholders may offer and sell from time to time, in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering, (1) Class A units representing limited liability company interests, (2) preferred units representing limited liability company interests, (3) depositary units representing fractional interests in preferred units, (4) warrants, (5) subscription rights, (6) purchase contracts or (7) purchase units.

We or selling securityholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide specific terms of any securities to be offered, together with the terms of the offering, in supplements to this prospectus to the extent required. You should read this prospectus, the applicable prospectus supplement and any documents we incorporate by reference carefully before you invest.

Our Class A units are listed on the New York Stock Exchange under the trading symbol “OAK.”

Investing in our securities involves a high degree of risk. You should carefully read and consider the risk factors described in this prospectus, any accompanying prospectus supplement and in the documents incorporated by reference into this prospectus. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 13, 2016

Prospectus

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). By using a shelf registration statement, we or any selling securityholder may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus and the applicable prospectus supplement in amounts, at prices and on other terms to be determined at the time of the offering. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits.

You should read this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information and Incorporation by Reference.” Information in any prospectus supplement or incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

We have not authorized anyone else to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated herein or therein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless the context otherwise requires:

“Oaktree,” “OCG,” “we,” “us,” “our” or “our company” refers to Oaktree Capital Group, LLC and, where applicable, its subsidiaries and affiliates.

“Oaktree Operating Group” refers collectively to the entities in which we have a minority economic interest and indirect control that either (i) act as or control the general partners and investment advisers of our funds or (ii) hold interests in other entities or investments generating income for us.

“OCGH” refers to Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, which holds an interest in the Oaktree Operating Group and all of our Class B units.

“OCGH unitholders” refers collectively to our senior executives, current and former employees and certain other investors who hold interests in the Oaktree Operating Group through OCGH.

“assets under management,” or “AUM,” generally refers to the assets we manage and equals the NAV (as defined below) of the assets we manage, the fund-level leverage on which management fees are charged, the undrawn capital that we are entitled to call from investors in our funds pursuant to their capital commitments, and the aggregate par value of collateral assets and principal cash held by our collateralized loan obligation vehicles (“CLOs”). Our AUM amounts include AUM for which we charge no fees. Our definition of AUM is not based on any definition contained in our operating agreement or the agreements governing the funds that we manage. Our calculation of AUM may not be directly comparable to the AUM metrics of other investment managers.

“funds” refers to investment funds and, where applicable, CLOs and separate accounts that are managed by us or our subsidiaries.

“initial public offering” refers to the listing of our Class A units on the New York Stock Exchange on April 12, 2012 whereby we sold 7,888,864 Class A units and selling unitholders sold 954,159 Class A units.

“Intermediate Holding Companies” collectively refers to the subsidiaries wholly owned by us.

“net asset value,” or “NAV,” refers to the value of all the assets of a fund (including cash and accrued interest and dividends) less all liabilities of the fund (including accrued expenses and any reserves established by us, in our discretion, for contingent liabilities) without reduction for accrued incentives (fund level) because they are reflected in the partners’ capital of the fund.

“senior executives” refers collectively to Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Stephen A. Kaplan, David M. Kirchheimer and Sheldon M. Stone.

This prospectus and any accompanying prospectus supplement and their contents do not constitute and should not be construed as an offer of securities of any Oaktree funds.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, and other information with the SEC. You can inspect and copy these reports and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the complete registration statement and all of the exhibits thereto, are also available through the SEC’s website at http://www.sec.gov. Our internet address is www.oaktreecapital.com. We are not incorporating the contents of our website into this prospectus or any accompanying prospectus supplement (apart from those documents that are referenced below).

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby incorporate by reference the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016 (our “Annual Report”);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 9, 2016;

•	Our Current Reports on Form 8-K filed with the SEC on March 30, 2016, April 6, 2016 and April 14, 2016;

•	The description of our Class A units contained in our Registration Statement on Form 8-A, filed with the SEC on April 9, 2012, including all amendments and reports filed for the purpose of updating such description; and

•	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and before the termination of the offering.

We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Oaktree Capital Group, LLC

333 South Grand Avenue 28th Floor

Los Angeles, CA 90071

Attention: Investor Relations

Telephone: (213) 830-6483

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which reflect our current views with respect to, among other things, our future results of operations and financial performance. In some cases, you can identify forward-looking statements by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity, including, but not limited to, changes in our anticipated revenue and income, which are inherently volatile; changes in the value of our investments; the pace of our raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of our existing funds; the amount and timing of distributions on our Class A units; changes in our operating or other expenses; the degree to which we encounter competition; and general economic and market conditions. The factors listed in the item captioned “Risk Factors” in our Annual Report on Form 10-K and/or Quarterly Reports on Form 10-Q incorporated by reference herein describe risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in our forward-looking statements.

Forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

MARKET AND INDUSTRY DATA

The documents incorporated and deemed to be incorporated by reference herein include or may include, and any prospectus supplement and free writing prospectus that we may provide to you in connection with an offering may include, market and industry data and forecasts that are derived from independent reports, publicly available information, various industry publications, other published industry sources and our internal data, estimates and forecasts. Independent reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Unless otherwise specified, we have not commissioned, nor are we affiliated with, any of the sources cited herein.

Our internal data, estimates and forecasts are based upon information obtained from investors in our funds, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

RISK FACTORS

Investing in our securities involves risks. In addition to the risks discussed above under “Disclosure Regarding Forwarding-Looking Statements,” you should carefully review the risks discussed under the caption “Risk Factors” in our most recent Annual Report on Form 10-K and/or Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus, and under the caption “Risk Factors” or any similar caption in the other documents that we subsequently file with the SEC that are incorporated or deemed to be incorporated by reference into this prospectus as described under “Where You Can Find More Information and Incorporation by Reference” and in any prospectus supplement or free writing prospectus that we provide you in connection with an offering of securities pursuant to this prospectus. You should also carefully review the other risks and uncertainties discussed in the documents incorporated and deemed to be incorporated by reference in this prospectus and in any such prospectus supplement and free writing prospectus. The risks and uncertainties discussed above and in the documents referred to above and other matters discussed in those documents could materially and adversely affect our business, financial condition, liquidity and results of operations and the market price of our Class A units and any other securities we may issue. Moreover, the risks and uncertainties discussed above and in the foregoing documents are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations and the market price of our Class A units and any other securities we may issue could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material risks to our business.

OAKTREE CAPITAL GROUP, LLC

This is only a summary and may not contain all the information that is important to you. You should carefully read both this prospectus and any accompanying prospectus supplement and any other offering materials, together with the additional information described under “Where You Can Find More Information and Incorporation by Reference.”

Oaktree is a leader among global investment managers specializing in alternative investments, with $97 billion in assets under management (“AUM”) as of March 31, 2016. Our mission is to deliver superior investment results with risk under control and to conduct our business with the highest integrity. We emphasize an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Over nearly three decades, we have developed a large and growing client base through our ability to identify and capitalize on opportunities for attractive investment returns in less efficient markets.

We manage assets on behalf of many of the most significant institutional investors in the world. Our clientele includes 74 of the 100 largest U.S. pension plans, 39 states in the United States, over 400 corporations and/or their pension funds, over 350 university, charitable and other endowments and foundations, 16 sovereign wealth funds and over 300 other non-U.S. institutional investors. As measured by AUM, over 40% of our clients are invested in two or three different investment strategies, and approximately 35% are invested in four or more. Headquartered in Los Angeles, we serve these clients with over 900 employees and offices in 18 cities worldwide.

Oaktree Capital Group, LLC is a Delaware limited liability company that was formed on April 13, 2007. Before our formation, our business was operated through our predecessor, Oaktree Capital Management, LLC, which was formed in 1995. Our principal executive offices are located at 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071, and our telephone number is (213) 830-6300.

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

We have no preferred units outstanding.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement or a free writing prospectus prepared in connection with an offering of securities pursuant to this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment, repurchase or redemption of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested or temporarily used to repay indebtedness before deployment for their intended purposes.

We will not receive any of the proceeds from the sale of securities to which this prospectus relates that are offered by any selling securityholders.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus.

DESCRIPTION OF UNITS

General

The following is a summary of some of the terms of our units, the material provisions of the Third Amended and Restated Operating Agreement of Oaktree Capital Group, LLC, which provides for the issuance of our units (as amended as of the date of this prospectus, our “operating agreement”), and certain relevant provisions of the Delaware Limited Liability Company Act (the “Act”). The following summary is not complete and is subject to, and qualified in its entirety by reference to, all of the provisions of our operating agreement, a copy of which has been incorporated by reference herein and which you may obtain as described under “Where You Can Find More Information and Incorporation by Reference,” and the Act. As of May 6, 2016, there were 62,619,464 Class A units outstanding, 92,440,656 Class B units outstanding and no preferred units outstanding.

Our operating agreement authorizes our board of directors to issue an unlimited number of additional units and options, rights, warrants and appreciation rights relating to such units for consideration or for no consideration and on the terms and conditions established by our board of directors in its sole discretion without the approval of any Class A unitholders. These additional securities may be used for a variety of purposes, including future offerings to raise additional capital, acquisitions and equity incentive plans. Our operating agreement currently designates the terms of Class A units and Class B units.

Class A Units

All of our outstanding Class A units are duly issued. Upon payment in full of the consideration payable upon original issuance with respect to our Class A units, as determined by our board of directors, the holders of such units will not be liable to us to make any additional capital contributions with respect to such units (except as otherwise required by Sections 18-607 and 18-804 of the Act). No holder of our Class A units is entitled to preemptive, redemption or conversion rights.

Voting Rights

Holders of Class A units are entitled to one vote per unit held of record on all matters submitted to a vote of our unitholders. Generally, all matters to be voted on by our unitholders must be approved by a majority (or, in the case of election of directors when the Oaktree control condition (as defined below under “Our Operating Agreement — Duties of Officers, Directors and Manager”) is no longer satisfied, by a plurality) of the votes entitled to be cast by all Class A units and Class B units present in person or represented by proxy at a meeting of unitholders, voting together as a single class.

Distribution Rights

Holders of Class A units share ratably (based on the number of units held) in any distribution authorized by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions or limitations on distributions or as otherwise determined by our board of directors and to any restrictions on distributions imposed by the terms of any outstanding preferred units.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred units having liquidation preferences, if any, the holders of our Class A units and any other equity securities we may subsequently issue that are pari passu with our Class A units will be entitled to receive our remaining assets available for distribution in proportion to the Class A units and other equity securities held by them as of a record date determined by the liquidator.

Other Matters

Under our operating agreement, in the event that our board of directors determines that we should seek relief pursuant to Section 7704(e) of the Code (as defined below), to preserve our status as a partnership for U.S. federal (and applicable state) income tax purposes, we and each of our unitholders will be required to agree to adjustments required by the tax authorities, and we will pay such amounts as required by the tax authorities to preserve our status as a partnership.

Class B Units

All of our Class B units have been duly issued and are held by OCGH, which is controlled by our senior executives. No holder of Class B units is entitled to preemptive, redemption or conversion rights.

Voting Rights

Holders of our Class B units are entitled to ten votes per unit held of record on all matters submitted to a vote of our unitholders. However, in the event that the Oaktree control condition is no longer satisfied, our Class B units will be entitled to only one vote per unit. Generally, all matters to be voted on by our unitholders must be approved by a majority (or, in the case of election of directors when the Oaktree control condition is no longer satisfied, a plurality) of the votes entitled to be cast by all Class A units and Class B units present in person or represented by proxy at a meeting of unitholders, voting together as a single class.

Distribution Rights

Holders of our Class B units do not have any right to receive distributions other than distributions consisting of Class B units paid proportionally with respect to each outstanding Class B unit.

Liquidation Rights

Upon our liquidation, dissolution or winding up, no holder of Class B units has any right to receive distributions in respect of its Class B units.

Preferred Units

Our operating agreement authorizes our board of directors to establish one or more series of preferred units. Unless required by law or by any securities exchange on which our units are listed for trading, the authorized preferred units will be available for issuance without further action by Class A unitholders. Our board of directors is able to determine, with respect to any series of preferred units, the terms and rights of that series, including:

•	the designation of the series;

•	the number of preferred units of the series;

•	whether distributions, if any, will be cumulative or non-cumulative and the distribution rate of the series;

•	the dates at which distributions, if any, will be payable;

•	the redemption rights and price or prices, if any, for preferred units of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of the preferred units of the series;

•	the amounts payable on preferred units of the series in the event of our liquidation or dissolution;

•	whether the preferred units of the series will be convertible into or exchangeable for interests of any other class or series or any other security of our company or any other entity;

•	restrictions on the issuance of preferred units of the series or of any units of any other class or series; and

•	the voting rights, if any, of the holders of the preferred units of the series.

We could issue a series of preferred units that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of Class A units might believe to be in their best interests or in which holders of Class A units might receive a premium for their Class A units over the market price of the Class A units.

Class Structure

Our Class B units have ten votes per unit, while our Class A units have one vote per unit. All of our Class B units, representing 94% of the voting power of our outstanding membership interests as of May 6, 2016, are controlled indirectly by our senior executives through their control of OCGH. Because of our dual-class structure, as long as the Oaktree control condition is satisfied, our senior executives are able to control all matters submitted to our unitholders for approval even if OCGH owns significantly less than 50% of our outstanding units. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other unitholders may view as beneficial.

Listing and Trading

Our Class A units are listed on the New York Stock Exchange under the trading symbol “OAK.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A units is American Stock Transfer & Trust Company.

Our Operating Agreement

Organization and Duration

We were formed in Delaware on April 13, 2007 and will remain in existence until dissolved in accordance with our operating agreement and the Act.

Purpose

Under our operating agreement, we are permitted to engage in any activity that lawfully may be conducted by a limited liability company organized under Delaware law and to conduct any and all activities related thereto.

Agreement to be Bound by Our Operating Agreement; Power of Attorney

Each unitholder who purchases or otherwise acquires a Class A unit will be admitted as a member of Oaktree Capital Group, LLC and become bound by the terms of our operating agreement. Pursuant to our operating agreement, each unitholder and each person who acquires a Class A unit grants to us (and, if appointed, to a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants us the authority to make certain amendments to, and to make consents and waivers under, our operating agreement and certificate of formation, in each case in accordance with our operating agreement.

Duties of Officers, Directors and Manager

Our operating agreement provides that our business and affairs be managed under the direction of our board of directors, which has the power to appoint our officers. Our operating agreement further provides that the authority and function of our board of directors and officers are identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law (“DGCL”), except as expressly modified by the terms of the operating agreement. Finally, our operating agreement provides that, except as specifically provided therein, the fiduciary duties and obligations owed to us and to our unitholders are the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively. Our manager’s only function is to designate the members of our board of directors so long as our senior executives, or their successors or affiliated entities (other than us or our subsidiaries), including OCGH, collectively hold, directly or indirectly, at least 10% of the aggregate outstanding Oaktree Operating Group units (the “Oaktree control condition”). Our manager does not owe any duties to our unitholders.

There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers, directors and manager that differ from the DGCL.

First, our operating agreement provides that our officers and directors will be liable to us or our unitholders for an act or omission only if such act or omission constitutes a breach of the duties owed to us or our unitholders, as applicable, by any such officer or director and such breach is the result of (1) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case, that has or could reasonably be expected to have a material adverse effect on us or (2) fraud, and that our manager will not be liable to us or our unitholders for its actions. Moreover, we have agreed to indemnify our officers, directors and manager to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with our approval and counsel fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may be made a party by reason of being or having been one of our officers or directors or our manager, except for any expenses or liabilities that have been finally judicially determined to have arisen primarily from acts or omissions which violate the standard set forth in the preceding sentence. Under the DGCL, a corporation can only indemnify officers and directors for acts or omissions if any such officer or director acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, in a criminal action, if the officer or director had no reasonable cause to believe his conduct was unlawful.

Second, our operating agreement provides that, in the event of an existing or potential conflict of interest involving OCGH, our directors or their respective affiliates, a resolution or course of action by our directors or their affiliates will be deemed approved by all our unitholders, and will not constitute a breach of our operating agreement or any duty (including any fiduciary duty), if such resolution or course of action is approved by a majority of the total voting power of all our outstanding Class A and Class B units held by disinterested unitholders or a majority of our directors who are not employed by us, our subsidiaries or our affiliates controlled by our senior executives or meets certain standards as described in “—Conflicts of Interest” below. Under the DGCL, a corporation is not permitted to automatically exempt board members from claims of breach of fiduciary duty under such circumstances. In addition, our operating agreement provides that all conflicts of interest described in the registration statement related to our April 2012 initial public offering are deemed to have been specifically approved by all our unitholders who acquire units on or after the date of our initial public offering.

Election of Members of Our Board of Directors

As of the date of this prospectus, our board of directors consists of 12 directors. For so long as the Oaktree control condition is satisfied, the size of our board of directors will be determined, and the directors will be designated, by our manager. Directors serve until their successors are duly elected or appointed and qualified, or until their earlier death, disability, resignation or removal from office. Any vacancy on our board of directors, including any vacancy arising from the creation of a new directorship, will be filled by our manager. While our Class A and Class B units vote together as a single class on all matters submitted to a vote of unitholders, including certain amendments of our operating agreement, our operating agreement does not obligate us to hold annual meetings for any purpose so long as the Oaktree control condition is satisfied.

After the Oaktree control condition is no longer satisfied, the size of our board of directors will be set by resolution of our board of directors, and directors will be elected by the vote of a plurality of our outstanding Class A and Class B units, voting together as a single class, to serve until our next annual meeting is held and until their successor is duly elected or appointed and qualified or until their earlier death, disability, resignation or removal from office. After the Oaktree control condition is no longer satisfied, any vacancy arising from the creation of a new directorship may be filled by a majority of the remaining directors or, if there are no directors in office, the vote of a plurality of our outstanding Class A and Class B units voting together as a single class.

Removal of Members of Our Board of Directors

Any director or the entire board of directors may be removed, with or without cause, at any time, by our manager for so long as the Oaktree control condition is satisfied. The vacancy in our board of directors caused by any such removal will be filled by our manager. After the Oaktree control condition is no longer satisfied, any director or the entire board of directors may be removed, with or without cause, at any time, by the affirmative vote of holders of a majority of our outstanding Class A and Class B units, voting together as a single class. The vacancy in our board of directors caused by any such removal will be filled by the vote of a plurality of our outstanding Class A and Class B units, voting together as a single class.

Limited Liability

Delaware law provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of Delaware law will be liable to the company for three years for the amount of the distribution. Under Delaware law, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, Delaware law provides that the fair value of property subject to liability for which recourse of creditors is limited is included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under Delaware law, an assignee who becomes a substituted member of a company is liable for the obligations of the assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a member and that could not be ascertained from our operating agreement.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment and except as set forth below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as set forth below an amendment must be approved by holders of a majority of the total combined voting power of our outstanding Class A and Class B units, voting together as a single class, and to the extent that such amendment would have a material adverse effect on the holders of any class or series of units, by the holders of a majority of the holders of such class or series. Issuances of units with rights superior to those of our then-outstanding units of any class or series or having a dilutive effect on our then-outstanding units will not be deemed to have a material adverse effect on the holders of the outstanding units.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any unitholder without such unitholder’s consent, unless approved by at least a majority of the class or series of units so affected;

•	change the provision in our operating agreement that provides that we will be dissolved upon an election to dissolve us by our board of directors that is approved by holders of a majority of the total combined voting power of our outstanding Class A and Class B units, voting together as a single class;

•	change our term of existence; or

•	give any person the right to dissolve us other than our board of directors’ right to dissolve us with the approval of holders of a majority of the total combined voting power of our outstanding Class A and Class B units, voting together as a single class.

The provision of our operating agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of holders of at least two-thirds of the total combined voting power of our outstanding Class A and Class B units, voting together as a single class.

No Unitholder Approval

Our board of directors may generally make amendments to our operating agreement without the approval of any unitholder (including a unitholder that may be materially and adversely affected by such amendments) to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, resignation or removal of unitholders in accordance with our operating agreement;

•	the merger of us or any of our subsidiaries into, or the conveyance of all of our assets to, a newly formed entity, if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•	a change that our board of directors determines in its sole discretion to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes, other than as we specifically so designate;

•	a change that our board of directors determines in its sole discretion to be necessary or appropriate to address changes in U.S. federal income tax regulations, legislation or interpretation;

•	an amendment that our board of directors determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, members of our board of directors, or our officers, agents or trustees from having a material risk of being in any manner subjected to the provisions of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), the U.S. Investment Advisers Act of 1940, as amended, the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA (as defined below), Section 4975 of the Code or any similar law currently applied or proposed;

•	an amendment or issuance that our board of directors determines in its sole discretion to be necessary or appropriate for the authorization of additional securities;

•	any amendment expressly permitted in our operating agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our operating agreement;

•	any amendment that our board of directors determines in its sole discretion to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;

•	an amendment effected, necessitated or contemplated by an amendment to the operating agreement or other governing document of one of our direct subsidiaries that requires the equity holders of such subsidiary to provide a statement, certification or other proof of evidence to the subsidiary regarding whether such equity holder is subject to U.S. federal income taxation on the income generated by such subsidiary;

•	a change in our fiscal year or taxable year and related changes that our board of directors determines to be necessary, desirable or appropriate as a result of a change in our fiscal year or taxable year; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make any amendment to our operating agreement without the approval of any unitholder (including a unitholder that may be materially and adversely affected by any such amendment) if our board of directors in its sole discretion determines that the amendment:

•	does not adversely affect our unitholders as a whole (including any particular class or series of units as compared to other classes or series of units) in any material respect;

•	is necessary, desirable or appropriate to satisfy any requirement, condition or guideline contained in any opinion, directive, order, ruling or regulation of any U.S. federal or state or non-U.S. agency or judicial authority or contained in any U.S. federal or state or non-U.S. statute;

•	is necessary, desirable or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange or market on which our units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

•	is necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our operating agreement; or

•	is required to effect the intent expressed in the S-1 registration statement for our 2012 initial public offering or the intent of the provisions of our operating agreement or is otherwise contemplated by our operating agreement.

Merger, Sale or Other Disposition of Assets

If certain conditions specified in our operating agreement are satisfied, our board of directors may convert or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed limited liability entity, in each case without any approval of our unitholders, if the sole purpose of the conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity. All other mergers, consolidations and other business combinations require the approval of both our board of directors and a majority of the total combined voting power of all of our outstanding Class A and Class B units, voting together as a single class. Our unitholders are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable Delaware law in the event of a merger, consolidation or other business combination, a conversion or a sale of all or substantially all of our assets or any other similar transaction or event.

Grantor Trust

In the future, our board of directors may consider implementing a reorganization without the consent of our unitholders whereby a Delaware statutory trust would hold all of our outstanding Class A units and each of our Class A unitholders would receive units of the trust in exchange for its Class A units. Our board of directors has the power to decide in its sole discretion to implement such a trust structure. Our trust would be treated as a grantor trust for U.S. federal income tax purposes. As such, for U.S. federal income tax purposes, each investor would be treated as the beneficial owner of a pro rata portion of the units held by the trust and our unitholders would receive annual tax information relating to their investment on Form 1099 (or substantially similar forms as required by law), rather than on Schedule K-1. Our board of directors will not implement such a trust structure if, in its sole discretion, it determines that the reorganization would be taxable or otherwise alter the benefits or burdens of ownership of our Class A units, including a unitholder’s allocation of items of income, gain, loss, deduction or credit or the treatment of such items for U.S. federal income tax purposes. Our board of directors will also be required to implement the reorganization in a manner that does not have a material effect on the voting and economic rights of our Class A and Class B units.

The IRS could challenge the trust’s manner of reporting to investors (for example, if the IRS asserts that the trust constitutes a partnership or is ignored for U.S. federal income tax purposes). In addition, the trust could be subject to penalties if it were determined that the trust did not satisfy applicable reporting requirements.

Limited Call Right

If at any time less than 10% of the then issued and outstanding units of any class or series, including our Class A units, are held by unitholders other than our senior executives, their successors or entities directly or indirectly controlled by them, including OCGH, we will have the right, which we may assign in whole or in part to any of our affiliates, to acquire all, but not less than all, of the remaining units of the class or series held by such unitholders as of a record date to be selected by us, on at least ten but not more than 60 days’ notice. The purchase price in the event of this purchase will be the greater of:

•	the average daily closing price on the primary securities exchange on which units of such class or series are traded for the 20 business days preceding the date that is three days before the date the notice is mailed; and

•	the highest cash price paid by us or any of our affiliates for any unit of the class or series purchased within the 90 days preceding the date on which we first mail notice of our election to purchase those units.

As a result of our right to purchase outstanding units, a unitholder may have his or her units purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. See “Material U.S. Federal Tax Considerations—Consequences to U.S. Holders of Class A Units—Sale or Exchange of Class A Units.”

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve:

•	upon the election of our board of directors to dissolve us, if approved by holders of a majority of the total combined voting power of all of our outstanding Class A and Class B units, voting together as a single class;

•	upon the entry of a decree of judicial dissolution; or

•	at any time that we no longer have any members, unless our business is continued in accordance with Delaware law.

Election to be Treated as a Corporation

If our board of directors determines that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our board of directors may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. Our fiscal year is the calendar year ending December 31. Our board of directors in its sole discretion may change our fiscal year at any time as may be required or permitted under the Code or applicable U.S. Treasury Regulations. It may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s to IRS Form 1065. If we cannot provide timely Schedule K-1s, we expect to provide estimates of such tax information (including Class A unitholders’ allocable share of our income, gain, loss and deduction for our preceding year) by the deadline for filing U.S. income tax returns each year; in that event, however, there is no assurance that the Schedule K-1s, which would be provided after the estimates, will be the same as our estimates. For this reason, holders of Class A units who are U.S. taxpayers may want to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax returns. See “Material U.S. Federal Tax Considerations—Administrative Matters—Information Returns.”

Unrestricted Ability to Issue Additional Securities

Our operating agreement authorizes us to issue additional securities, including preferred units entitled to a preference or priority over our Class A units in the right to share in our distributions, for consideration (or for no consideration) and on the terms and conditions established by our board of directors without the approval of any of our unitholders. These additional securities may be used for a variety of purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Our ability to issue additional Class A units and other equity securities could render more difficult or discourage an attempt to obtain control over us, including those attempts that might result in a premium over the market price for the interests held by our unitholders or that a unitholder might consider to be in its best interest.

Conflicts of Interest

In general, whenever an actual or potential conflict of interest arises between OCGH, one or more of our directors or their respective affiliates, on the one hand, and us, one or more of our subsidiaries or one or more of our other Class A unitholders, on the other hand, any resolution or course of action taken by our directors or their respective affiliates will be deemed approved by all of our unitholders and will not constitute a breach of our operating agreement or any legal or equitable duty (including any fiduciary duty) if the resolution or course of action in respect of the conflict of interest is:

•	approved by a majority of the votes entitled to be cast by all disinterested unitholders;

•	on terms no less favorable to us or our subsidiaries or our unitholders than those generally being provided to or available from unrelated third parties;

•	fair and reasonable to us taking into account the totality of the relationships among the parties involved; or

•	approved by a majority of our directors who are not employed by us, our subsidiaries or our affiliates controlled by our senior executives.

Failure to seek the approval of our unitholders or outside directors described above will not be deemed to indicate that a conflict of interest exists or that approval could not have been obtained. If our board of directors determines that any resolution or course of action satisfies the second or third standards described above, it will be presumed that our board of directors acted in good faith in making such determination, and a Class A unitholder seeking to challenge our board of directors’ determination would bear the burden of overcoming this presumption.

Any conflicts of interest described in this prospectus will be deemed approved by our unitholders who acquire units and will not constitute a breach of our operating agreement or any legal, equitable or other duty.

In addition to the provisions relating to conflicts of interest, our operating agreement contains provisions that waive or consent to conduct by us, our manager, our directors or our affiliates that might otherwise raise issues about compliance with fiduciary duties or otherwise applicable law. For example, our operating agreement provides that when we, our board of directors or our manager is permitted or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then, to the fullest extent permitted by law, we, our board of directors or our manager, as the case may be, may make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”), and will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any Class A unitholders, and will not be subject to any other or different standards imposed by our operating agreement, any other agreement contemplated thereby, under the Act, the DGCL or under any other law or in equity, but in all circumstances must exercise such discretion in good faith. These modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and our Class A unitholders will only have recourse and be able to seek remedies against our directors if our directors breach their obligations pursuant to our operating agreement. Unless our directors breach their obligations pursuant to our operating agreement, we and our Class A unitholders will not have any recourse even if our directors were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our operating agreement, our operating agreement provides that our directors will not be liable to us or our Class A unitholders for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such breach is the result of (1) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case, that has resulted or could reasonably be expected to have a material adverse effect on us or (2) fraud. In addition, our operating agreement provides that our manager will owe no duties to us or our unitholders and will have no liability to us or any unitholder for monetary damages or otherwise for its actions. These modifications are detrimental to the Class A unitholders because they restrict the remedies available to Class A unitholders for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash flow from operations available for distribution to our Class A unitholders.

The amount of cash flow from operations that is available for distribution to our Class A unitholders is affected by decisions of our board of directors regarding such matters as:

•	amount and timing of cash expenditures, including those relating to compensation;

•	amount and timing of investments and dispositions;

•	levels of indebtedness;

•	tax matters;

•	levels of reserves;

•	issuance of additional equity securities, including Class A units, or additional Oaktree Operating Group units; and

•	possible repurchases of our Class A units in open market transactions, in privately negotiated transactions or otherwise or the possible repurchase of OCGH units.

Our Class A unitholders have no right to enforce obligations of our affiliates under agreements with us.

Any agreements between us, on the one hand, and our affiliates, on the other, do not and will not grant to the Class A unitholders, separate and apart from us, the right to enforce the obligations of our affiliates in our favor.

Contracts between us, on the one hand, and our affiliates, on the other, may not be the result of arm’s-length negotiations.

Agreements, contracts and arrangements between us, on the one hand, and our affiliates, on the other, may not be the result of arm’s-length negotiations. Our board of directors will determine the terms of any of these transactions on terms that it considers are fair and reasonable to us.

We may choose not to retain separate counsel for ourselves or for the holders of Class A units.

Attorneys, independent accountants and others who perform or will perform services for us may also perform services for our affiliates. We may retain separate counsel for ourselves or our Class A unitholders in the event of a conflict of interest between our affiliates, on the one hand, and us or our Class A unitholders, on the other, depending on the nature of the conflict, but are not required to do so.

Certain of our subsidiaries have obligations to investors in our funds and may have obligations to other third parties that may conflict with your interests.

Our subsidiaries that serve as the general partners of our funds have fiduciary and contractual obligations to the investors in those funds and some of our subsidiaries may have contractual duties to other third parties. As a result, we expect to regularly take actions with respect to the allocation of investments among our funds (including funds that have different fee structures), the purchase or sale of investments in our funds, the structuring of investment transactions for those funds, the advice we provide or otherwise that comply with these fiduciary and contractual obligations. In addition, certain of our directors, officers and employees have made personal investments in a variety of our funds, which may result in conflicts of interest among investors in our funds or our unitholders regarding investment decisions for these funds. Some of these actions might at the same time adversely affect our near-term results of operations or cash flow.

U.S. federal income tax considerations of the OCGH unitholders may conflict with your interests.

Because the OCGH unitholders (including certain of our directors, officers and employees) indirectly hold their Oaktree Operating Group units through entities that are not subject to corporate income taxation, and we hold Oaktree Operating Group units indirectly through wholly owned subsidiaries, two of which are subject to corporate income taxation, conflicts may arise between us and the OCGH unitholders relating to the selection and structuring of investments. Our Class A unitholders are deemed to expressly acknowledge that our board of directors is under no obligation to consider the separate interests of the Class A unitholders, including among other things the tax consequences to our Class A unitholders, in deciding whether to cause us to take or decline to take any actions.

Meetings of Unitholders; Action Without a Meeting

We are not required under our operating agreement to hold regular meetings of our unitholders. Meetings may be called by a majority of our board of directors. Generally, all matters to be voted on by our unitholders must be approved by a majority (or, in the case of election of directors if the Oaktree control condition is no longer satisfied, a plurality) of the votes entitled to be cast by all Class A and Class B units present in person or represented by proxy at a meeting of unitholders, voting together as a single class. Under Delaware law, we may hold unitholder meetings in person or by conference call.

In addition, any action that may be taken at a meeting of our unitholders may instead be taken upon the written approval of unitholders representing not less than the minimum percentage of the votes entitled to be cast by all Class A and Class B units that would be necessary to authorize or take such action at a meeting at which all of our unitholders were present and voted. Actions by written approval may be taken without a meeting, without a vote and without prior notice.

Transfer Restrictions

Transfers of our Class A units may only occur in accordance with the procedures set forth in our operating agreement. Our Class A units may not be transferred in any transaction that would:

•	violate then-applicable U.S. federal or state securities laws or regulations or any governmental authority with jurisdiction over the transfer;

•	terminate our existence or qualification under the laws of any jurisdiction;

•	cause us to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent that we are not already so treated or taxed); or

•	require us to become subject to the registration requirements of the Investment Company Act.

To the fullest extent permitted by law, a purported transfer of Class A units in violation of the restrictions set forth in our operating agreement will be null and void, and we will not be required to and will not recognize the transfer. In the event of a purported transfer prohibited by our operating agreement, we may, in our discretion, require that the purported transferor take steps to unwind, cancel or reverse the purported transaction. The purported transferee will have no rights or economic interest in the Class A units. In addition, we may, in our discretion, redeem the Class A units or cause the transfer of the Class A units to a third party and distribute the proceeds of the sale (net of any expenses) to the purported transferor.

Non-Citizen Assignee; Redemption

If we or our affiliates are or become subject to federal, state or local laws or regulations that in our determination create a substantial risk of cancellation or forfeiture of any property in which we or the affiliate has an interest because of the nationality, citizenship or other related status of any Class A unitholder, we may redeem the Class A units held by that holder at their current market price. To avoid any cancellation or forfeiture, we may require each Class A unitholder to furnish information about such unitholder’s nationality, citizenship or related status or the nationality, citizenship or related status of any beneficial owner of such holder’s Class A units. If a Class A unitholder fails to furnish information about its nationality, citizenship or other related status within 30 days after a request for the information or we determine, with the advice of counsel, after receipt of the information that the Class A unitholder is not an eligible citizen, we may redeem or require a transfer of the unitholder’s Class A units. Pending such a transfer or redemption, the unitholder’s right to vote or receive distributions in respect of the Class  A units may be suspended.

DESCRIPTION OF DEPOSITARY UNITS

This section describes the general terms and provisions of the depositary units. The applicable prospectus supplement will describe the specific terms of the depositary units offered by that prospectus supplement and any general terms outlined in this section that will not apply to those depositary units.

We may issue depositary receipts representing fractional interests in a particular series of preferred units, which we refer to as “depositary units.” We will deposit the series of preferred units that are the subject of depositary units with a bank, trust company or other financial institution to be named as depositary in the applicable prospectus supplement, which will hold the preferred units for the benefit of the holders of the depositary units, in accordance with one or more deposit agreements between the depositary and us. The holders of depositary units will be entitled to all the rights and preferences of the preferred units to which the depositary units relate, including distribution, voting, conversion, redemption and liquidation rights, to the extent of their interests in the preferred units.

While the deposit agreement relating to a particular series of preferred units may have provisions applicable solely to that series of preferred units, all deposit agreements relating to preferred units we issue will include the following provisions:

Distributions

Each time we pay a cash distribution with regard to preferred units of a series, the depositary will distribute to the holder of record of each depositary unit relating to that series of preferred units an amount equal to the distribution per depositary unit the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary units in proportion to the depositary units held by each of them or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary units in proportion to the depositary units held by them.

Withdrawal of Preferred Units

A holder of depositary units will be entitled to receive, upon surrender of depositary receipts representing depositary units, the number of whole or fractional units of the applicable series of preferred units, and any money or other property, to which the depositary units relate.

Redemption of Depositary Units

Whenever we redeem preferred units held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary units constituting, in total, the number of preferred units held by the depositary that we redeem, subject to the depositary’s receiving the redemption price of those preferred units. If fewer than all the depositary units relating to a series are to be redeemed, the depositary units to be redeemed will be selected by lot or by another method we determine in our discretion to be equitable.

Voting

Any time we send a notice of meeting or other materials relating to a meeting to the holders of a series of preferred units to which depositary units relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary units, and the depositary will send those materials to the holders of record of the depositary units on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary units and will vote or not vote the preferred units to which the depositary units relate in accordance with those instructions.

Liquidation Preference

Upon our liquidation, dissolution or winding up, the holder of a depositary unit will be entitled to what the holder of the depositary unit would have received if the holder had owned the number of preferred units (or fraction of a unit) that is represented by the depositary unit.

Conversion

If a series of preferred units are convertible into Class A units or other of our securities or property, holders of depositary units relating to that series of preferred units will, if they surrender depositary receipts representing depositary units and appropriate instructions to convert them, receive the Class A units or other securities or property into which the number of preferred units (or fractions of units) to which the depositary units relate could at the time be converted.

Amendment and Termination of a Deposit Agreement

We and the depositary may amend a deposit agreement, except that an amendment that materially and adversely affects the rights of holders of depositary units, or would be materially and adversely inconsistent with the rights granted to the holders of the preferred units to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary units. No amendment will impair the right of a holder of depositary units to surrender the depositary receipts evidencing those depositary units and receive the preferred units to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary units to which it relates. Upon termination of a deposit agreement, the depositary will make the whole or fractional units of preferred units to which the depositary units issued under the deposit agreement relate available to the holders of those depositary units. A deposit agreement will automatically terminate if:

•	All outstanding depositary units to which it relates have been redeemed or converted; and/or

•	The depositary has made a final distribution to the holders of the depositary units issued under the deposit agreement upon our liquidation, dissolution or winding up.

Miscellaneous

There will be provisions: (1) requiring the depositary to forward to holders of record of depositary units any reports or communications from us that the depositary receives with respect to the preferred units to which the depositary units relate; (2) regarding compensation of the depositary; (3) regarding resignation of the depositary; (4) limiting our liability and the liability of the depositary under the deposit agreement (usually for failure to act in good faith, gross negligence or willful misconduct); and (5) indemnifying the depositary against certain possible liabilities.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants pursuant to one or more warrant agreements to be entered into between us and a bank, trust company or other financial institution to be named in the applicable prospectus supplement, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase Class A units, preferred units or other securities pursuant to one or more subscription rights certificates or subscription rights agreements. These subscription rights may be issued independently or together with any other security offered by us and may or may not be transferable by the securityholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The applicable prospectus supplement will describe the specific terms of any offering of subscription rights for which this prospectus is being delivered, including the following:

•	the price, if any, for the subscription rights;

•	the exercise price payable for each Class A unit, preferred unit or other security upon the exercise of the subscription right;

•	the number of subscription rights issued to each securityholder;

•	the number and terms of each Class A unit, preferred unit or other security that may be purchased per each subscription right;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the subscription rights or the exercise price of the subscription rights;

•	the extent to which the subscription rights are transferable;

•	any other terms of the subscription rights, including the terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

•	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of subscription rights.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the SEC if we offer subscription rights.

DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

We may issue purchase contracts for the purchase or sale of equity securities issued by us or debt or equity securities issued by third parties as specified in the applicable prospectus supplement pursuant to one or more purchase contract agreements between the Company and such purchase contract agent as shall be named therein. Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase on specified dates, such securities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the securities otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The price per security and the number of securities may be fixed at the time the purchase contracts are entered into or may be determined by reference to a specific formula set forth in the applicable purchase contracts.

The purchase contracts may be issued separately or as part of purchase units consisting of a purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, or any other securities described in the applicable prospectus supplement or any combination of the foregoing, which may secure the obligations to purchase the securities under the purchase contracts, which we refer to as “purchase units” and may be issued pursuant to one or more purchase unit agreements between the Company and such purchase unit agent as shall be named therein. The purchase contracts may require holders to secure their obligations under the purchase contracts in a specified manner. The purchase contracts also may require us to make periodic payments to the holders of the purchase contracts or the purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The applicable prospectus supplement will describe the terms of any purchase contract or purchase unit and will contain a summary of certain material U.S. federal income tax considerations applicable to the purchase contracts and purchase units.

PLAN OF DISTRIBUTION

We or any selling securityholders may sell the securities offered by this prospectus:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

The securities may be sold in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

We will describe in a prospectus supplement or a free writing prospectus the particular terms of the offering of the securities, including the following:

•	the method of distribution of the securities offered thereby;

•	the names of any underwriters or agents;

•	the proceeds we will receive from the sale, if any;

•	any discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the applicable securities may be listed.

The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate and may also be offered through standby underwriting or purchase arrangements entered into by us or any selling securityholders. We or any selling securityholders may also sell securities through agents or dealers designated by us or any selling securityholders. We or any selling securityholders also may sell securities directly, in which case no underwriters or agents would be involved.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us or any selling securityholders and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

We or any selling securityholders may have agreements with the underwriters, dealers and agents involved in the offering of the securities to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents involved in the offering of the securities may engage in transactions with, or perform services for, us, our subsidiaries or other affiliates or any selling securityholders in the ordinary course of their businesses.

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the market price of such securities or other securities that may be issued upon conversion, exchange or exercise of such securities or the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may over-allot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover over-allotments or to stabilize the price of the securities or of such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities and, if they engage in any of these activities, may end any of these activities at any time without notice.

Some or all of the securities may be new issues of securities with no established trading market. Neither we nor any selling securityholders can give any assurances as to the liquidity of the trading market for any of our securities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

This summary discusses the material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our Class A units as of the date hereof. Any material U.S. federal income tax consequences of the purchase, ownership and disposition of our preferred units, depositary units, warrants, subscription rights, purchase contracts or purchase units will be addressed in an applicable prospectus supplement or free writing prospectus we and any selling securityholders may provide you. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time, possibly with retroactive effect. This discussion is limited to the material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our Class A units and does not cover all U.S. federal income and estate tax considerations that may be applicable to a particular investor. In particular, some categories of investors, such as banks, thrifts, insurance companies, persons subject to the alternative minimum tax, U.S. expatriates, persons with a functional currency other than the dollar, dealers and other investors that do not own their Class A units as capital assets, may be subject to special rules not described herein. Such investors should consult with their tax advisors concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of a Class A unit. Tax-exempt organizations and mutual funds are discussed separately below. The actual tax consequences of the purchase and ownership of Class A units will vary depending on your circumstances. This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations, including representations contained in certificates provided to Simpson Thacher & Bartlett LLP. The failure of such facts, assumptions, representations or determinations to be true and accurate could adversely impact the accuracy of this summary and such opinion. Moreover, opinions of counsel are not binding on the Internal Revenue Service (“IRS”) or any court, and the IRS could challenge the conclusions herein, and a court could sustain such a challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of a Class A unit that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “non-U.S. Holder” is a holder that is not a U.S. Holder.

If a partnership holds Class A units, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A units, you should consult your tax advisers. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

Prospective holders of Class A units should consult their own tax advisers concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of a Class A unit, as well as any consequences under the laws of any other taxing jurisdiction.

Taxation of Oaktree Capital Group, LLC

Subject to the discussion in the next two paragraphs, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity for U.S. federal income tax purposes and incurs no U.S. federal income tax liabilities. Instead, each partner of a partnership is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Recently enacted legislation that is scheduled to become effective for taxable years beginning after December 31, 2017 may impose liability for adjustments to a partnership’s tax returns on the partnership itself in certain circumstances absent an election to the contrary. The effects of the application of this new legislation on us are uncertain, and prospective investors should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances. See discussion below under “New Partnership Audit Legislation”.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (1) interests in the partnership are traded on an established securities market or (2) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. We are a publicly traded partnership. However, an exception to taxation as a corporation, referred to as the “Qualifying Income Exception,” exists if at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

We intend to manage our affairs so that we will meet the Qualifying Income Exception in each taxable year. We believe we are and will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. It is the opinion of Simpson Thacher & Bartlett LLP that we will be treated as a partnership and not as an association or publicly traded partnership (within the meaning of Section 7704 of the Code) subject to tax as a corporation for U.S. federal income tax purposes based on factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs and the composition of our income. However, this opinion will be based solely on current law and will not take into account any proposed or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

If we fail to meet the Qualifying Income Exception, other than for a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if we are required to register under the Investment Company Act, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and then distributed the stock to the holders of Class A units in liquidation of their interests in us. This contribution and liquidation should be tax-free to holders so long as we do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of Class A units, and we would be subject to U.S. corporate income tax on our taxable income. Distributions made to holders of our Class A units would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of our current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder’s tax basis in the Class A units, or as taxable capital gain, after the holder’s basis is reduced to zero. In addition, in the case of non-U.S. Holders, income that we receive with respect to investments may be subject to a higher rate of U.S. withholding tax if we are treated as a corporation. Accordingly, treatment as a corporation could materially reduce a holder’s after-tax return and thus could result in a substantial reduction of the value of the Class A units.

If at the end of any taxable year we fail to meet the Qualifying Income Exception, we may still qualify as a partnership if we are entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (1) the failure is cured within a reasonable time after discovery, (2) the failure is determined by the IRS to be inadvertent and (3) we agree to make such adjustments (including adjustments with respect to our partners) or to pay such amounts as are required by the IRS. It is not possible to state whether we would be entitled to this relief in any or all circumstances. If this relief provision is inapplicable to a particular set of circumstances involving us, we will not qualify as a partnership for federal income tax purposes. Even if this relief provision applies and we retain our partnership status, we or the holders of our Class A units (during the failure period) will be required to pay such amounts as are determined by the IRS.

The remainder of this section assumes that Oaktree Capital Group, LLC will be treated as a partnership for U.S. federal income tax purposes.

Taxation of Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc. and Oaktree Holdings, Ltd.

Oaktree Capital Group, LLC holds a portion of its interests in our subsidiaries through Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc. and Oaktree Holdings, Ltd. (the “Corporations”). The Corporations are taxable as corporations for U.S. federal income tax purposes. We are not taxed directly on earnings of entities we hold through the Corporations. Distributions of cash or other property that the Corporations pay to us will constitute dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution by a Corporation exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of our tax basis in the Corporation’s stock, and thereafter will be treated as a capital gain.

Each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. will incur U.S. federal income taxes on income earned by such Corporation. With respect to Oaktree Holdings, Ltd., we intend to operate Oaktree Holdings, Ltd. so that is does not earn income that is effectively connected with a U.S. trade or business, or ECI. Oaktree Holdings, Ltd.’s income will not be subject to U.S. federal income tax to the extent it has a foreign source and is not treated as ECI. Oaktree Holdings, Ltd. is a controlled foreign corporation, or CFC, for U.S. federal income tax purposes subject to the rules described under “—Consequences to U.S. Holders of Class A Units—Controlled Foreign Corporations.”

Personal Holding Companies

Each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. could be subject to additional U.S. federal income tax on a portion of its income if it is determined to be a personal holding company, or PHC, for U.S. federal income tax purposes. A U.S. corporation will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year, consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). The PHC rules do not apply to non-U.S. corporations. No assurance can be given that Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. will not become a PHC in the future.

If Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. is or were to become a PHC in a given taxable year, it would be subject to an additional 20% PHC tax on its undistributed PHC income, which includes the company’s taxable income, subject to certain adjustments. If Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material; in that event, distribution of such income would reduce the PHC income subject to tax.

Certain State, Local and Non-U.S. Tax Matters

We and our subsidiaries are subject to state, local and non-U.S. taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of us and our holders may not conform to the U.S. federal income tax treatment discussed herein. We may be subject to significant amounts of non-U.S. taxes as a result of our investments and operations. Any non-U.S. taxes incurred by us may not pass through to Class A unitholders as a credit against their federal income tax liability.

Consequences to U.S. Holders of Class A Units

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of Class A units.

For U.S. federal income tax purposes, your allocable share of our items of income, gain, loss, deduction or credit will be governed by our operating agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in us. We believe that, for U.S. federal income tax purposes, such allocations will be given effect, and we intend to prepare tax returns based on such allocations. If the IRS successfully challenged the allocations made pursuant to our operating agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in our operating agreement.

We may derive taxable income from an investment that is not matched by a corresponding distribution of cash. This could occur, for example, if we used cash to make an investment or to reduce debt instead of distributing profits. In addition, special provisions of the Code may be applicable to certain of our investments and may affect the timing of our income, requiring us to recognize taxable income before we receive cash attributable to such income. Accordingly, it is possible that the U.S. federal income tax liability of a holder with respect to its allocable share of our income for a particular taxable year could exceed the cash distribution to the holder for the year, thus giving rise to an out-of-pocket tax liability for the holder.

With respect to U.S. Holders who are individuals, certain dividends paid by Oaktree Holdings, Inc., Oaktree AIF Holdings Inc. or certain qualified foreign corporations to us and that are allocable to such U.S. Holders may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to shares that are readily tradable on an established securities market in the United States. Among other exceptions, a U.S. Holder who is an individual will not be eligible for reduced rates of taxation on any dividend if the payer is a PFIC (as defined below) in the taxable year in which such dividend is paid or in the preceding taxable year or on any income required to be reported by the U.S. Holder as a result of a QEF election (as defined below) that is attributable to an entity that is a PFIC and in which we hold a direct or indirect interest. Dividends paid by Oaktree Holdings, Ltd. and “Subpart F” inclusions attributable to Oaktree Holdings, Ltd. will not be eligible for such reduced rates of taxation. Prospective investors should consult their own tax advisers regarding the application of the foregoing rules to their particular circumstances.

U.S. Holders that are individuals, estates or trusts are subject to a Medicare tax of 3.8% on “net investment income” (or undistributed “net investment income,” in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount. Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property. Net income and gain attributable to an investment in our Class A units will be included in a U.S. Holder’s “net investment income” subject to this Medicare tax.

Basis

You will have an initial tax basis for your Class A unit equal to the amount you paid for the Class A unit plus your share, under partnership tax rules, of our liabilities, if any. That basis will be increased by your share of our income and by increases in your share under partnership tax rules of our liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by your share, under partnership tax rules, of our losses and by any decrease in your share under partnership tax rules of our liabilities.

Holders who purchase Class A units in separate transactions must combine the basis of those units and maintain a single adjusted tax basis for all those units. Upon a sale or other disposition of less than all of the Class A units, a portion of that tax basis must be allocated to the Class A units sold.

Limits on Deductions for Losses and Expenses

Your deduction of your share of our losses will be limited to your tax basis in your Class A units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our activities, if that is less than your tax basis. You will be at risk to the extent of your tax basis in your Class A units, reduced by (1) the portion of that basis attributable to your share of our liabilities for which you will not be personally liable and (2) any amount of money you borrow to acquire or hold your Class A units, if the lender of those borrowed funds owns an interest in us, is related to you or can look only to the Class A units for repayment. Your at-risk amount will increase by your allocable share of our income and gain and decrease by cash distributions to you and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Any excess loss above that gain previously suspended by the at-risk or basis limitations may no longer be used.

Income allocated by us to a holder that is not from passive activities for purposes of Section 469 of the Code may not be offset by Section 469 passive losses of such holder and losses allocated to a holder that are not from passive activities for purposes of Section 469 of the Code may not be used to offset Section 469 passive income of such holder. We do not expect to generate significant amounts of income or losses from passive activities for purposes of Section 469 of the Code. In addition, other provisions of the Code may limit or disallow any deduction for losses by a holder of our Class A units or deductions associated with certain assets of the limited liability company in certain cases. Holders should consult with their tax advisers regarding their limitations on the deductibility of losses under applicable sections of the Code.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

Most miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (1) 3% of the excess of the individual’s adjusted gross income over the threshold amount or (2) 80% of the amount of the itemized deductions. The operating expenses of the Oaktree Operating Group may be treated as miscellaneous itemized deductions subject to the foregoing rule. Accordingly, if you are a non-corporate U.S. Holder, you should consult your tax advisers with respect to the application of these limitations.

Treatment of Distributions

Distributions of cash by us will not be taxable to you to the extent of your adjusted tax basis (described above) in your Class A units. Any cash distributions in excess of your adjusted tax basis will be considered to be gain from the sale or exchange of Class A units (described below). Under current laws, such gain would be treated as capital gain and would be long-term capital gain if your holding period for your Class A units exceeds one year, subject to certain exceptions (described below). A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by us, are treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Class A Units

You will recognize gain or loss on a sale of Class A units equal to the difference, if any, between the amount realized and your tax basis in the Class A units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received by you plus your share, under partnership tax rules, of our liabilities, if any.

Except as described below, gain or loss recognized by you on the sale or exchange of a Class A unit will be taxable as capital gain or loss and will be long-term capital gain or loss if all of the Class A units you hold were held for more than one year on the date of such sale or exchange. Assuming we have not made an election, referred to as a “QEF election,” to treat our interest in a PFIC as a “qualified electing fund,” or QEF, gain attributable to such investment in a PFIC would be taxable as ordinary income and would be subject to an interest charge. See “—Passive Foreign Investment Companies.” In addition, certain gain attributable to our investment in a controlled foreign corporation, or CFC, may be ordinary income and certain gain attributable to “unrealized receivables” or “inventory items” would be characterized as ordinary income rather than capital gain. For example, if we hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables.” The deductibility of capital losses is subject to limitations.

Holders who purchase units at different times and intend to sell all or a portion of the units within a year of their most recent purchase are urged to consult their tax advisers regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss. Holders in publicly traded partnerships may choose to use the actual holding period for each unit sold provided certain requirements are met. You should consult your tax adviser regarding these rules.

Foreign Tax Credit Limitations

You may be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of our investments may be treated as U.S. source gains. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain losses that we incur may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available. You should consult your tax adviser with respect to whether you will be entitled to any foreign tax in light of your particular circumstances.

Section 754 Election

We have made the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS. The election requires us to adjust the tax basis in our assets, or “inside basis,” attributable to a transferee of Class A units under Section 743(b) of the Code to reflect the purchase price of the Class A units paid by the transferee. However, this election does not apply to a person who purchases Class A units directly from us. For purposes of this discussion, a transferee’s inside basis in our assets will be considered to have two components: (1) the transferee’s share of our tax basis in our assets, or “common basis,” and (2) the Section 743(b) adjustment to that basis.

The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. The benefits of a Section 754 election may not be realized by holders of Class A units because we directly and indirectly invest in pass-through entities that do not have in effect a Section 754 election. You should consult your tax adviser as to the effects of the Section 754 election.

Tax Accounting Methods

We have adopted depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our Class A unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of Class A units and could have a negative impact on the value of our Class A units or result in audits of and adjustments to our Class A unitholders’ tax returns.

Foreign Currency Gain or Loss

Our functional currency is the U.S. dollar, and our income or loss is calculated in U.S. dollars. It is likely that we will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your tax adviser with respect to the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

You may be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC.

A PFIC is defined as any foreign corporation with respect to which either (1) 75% or more of the gross income for a taxable year is “passive income” or (2) 50% or more of its assets in any taxable year (in most instances based on the quarterly average of the value of its assets) produce “passive income.” There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC, it is, absent certain taxpayer elections to recognize taxable income or gains, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain “excess distributions” by the PFIC, is treated as though realized ratably over the shorter of your holding period of Class A units or our holding period for the PFIC. Such gain or income is taxable as ordinary income and, as discussed above, dividends paid by a PFIC to an individual will not be eligible for the reduced rates of taxation that are available for certain qualifying dividends. In addition, an interest charge would be imposed on you based on the tax deferred from prior years.

We may make a QEF election, where possible, with respect to each entity treated as a PFIC to treat such non-U.S. entity as a QEF in the first year we hold shares in such entity. However, we expect that in many circumstances we may not have access to information necessary to make a QEF election. A QEF election is effective for our taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If we make a QEF election under the Code with respect to our interest in a PFIC, in lieu of the foregoing treatment, we would be required to include in income each year a portion of the ordinary earnings and net capital gains of the QEF called “QEF Inclusions,” even if not distributed to us. Thus, holders may be required to report taxable income as a result of QEF Inclusions without corresponding receipts of cash. However, a holder may elect to defer, until the occurrence of certain events, payment of the U.S. federal income tax attributable to QEF Inclusions for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. However, net losses (if any) of a non-U.S. entity that is treated as a PFIC will not pass through to us or to holders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, holders may over time be taxed on amounts that, as an economic matter, exceed our net profits. Our tax basis in the shares of such non-U.S. entities, and a holder’s basis in our Class A units, will be increased to reflect QEF Inclusions. No portion of the QEF Inclusion attributable to ordinary income will be eligible for reduced rates of taxation. If you can establish to the satisfaction of the IRS that any amount distributed by a PFIC is paid out of earnings and profits of the PFIC that were included as QEF Inclusions, you will not be taxed again on such distributed amounts. You should consult your tax advisers as to the manner in which QEF Inclusions affect your allocable share of our income and your basis in your Class A units. Alternatively, in the case of a PFIC that is a publicly traded foreign portfolio company, an election may be made to “mark to market” the stock of such foreign portfolio company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years.

We may make certain investments through non-U.S. corporate subsidiaries. Such an entity may be a PFIC for U.S. federal income tax purposes. In addition, certain of our investments could be in PFICs. Thus, we can make no assurance that some of our investments will not be treated as held through a PFIC or as interests in PFICs or that such PFICs will be eligible for the “mark to market” election, or that as to any such PFICs we will be able to make QEF elections.

If we do not make a QEF election with respect to a PFIC, Section 1291 of the Code will treat all gain on a disposition by us of shares of such entity, gain on the disposition of Class A units by a holder at a time when we own shares of such entity, as well as certain other defined “excess distributions,” as if the gain or excess distribution were ordinary income earned ratably over the shorter of the period during which the holder held its Class A units or the period during which we held our shares in such entity. For gain and excess distributions allocated to prior years, (1) the tax rate will be the highest in effect for that taxable year and (2) the tax will be payable without regard to offsets from deductions, losses and expenses realized in such prior years. Holders will also be subject to an interest charge for any deferred tax. No portion of this ordinary income will be eligible for the favorable tax rate applicable to “qualified dividend income” for individual U.S. persons.

Controlled Foreign Corporations

A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and if more than 50% of (1) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (2) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For purposes of this discussion, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person that owns 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote.

When making investment or other decisions, we will consider whether an investment will be a CFC and the consequences related thereto. If we are a U.S. Shareholder in a non-U.S. entity that is treated as a CFC, each Class A unitholder may be required to include in income its allocable share of the CFC’s “Subpart F” income reported by us. Subpart F income includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, fees for services provided to certain related persons and certain other passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such entity’s current earnings and profits. These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, an investor may be required to report as ordinary income its allocable share of the CFC’s Subpart F income reported by us without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of our earnings (if any) attributable to net capital gains of the CFC.

The tax basis of our shares of such non-U.S. entity, and a holder’s tax basis in our Class A units, will be increased to reflect any required Subpart F income inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to “qualified dividend income” for individual U.S. persons. See the introduction to this “—Consequences to U.S. Holders of Class A Units” section. Amounts included as such income with respect to direct and indirect investments will not be taxable again when actually distributed.

Regardless of whether any CFC has Subpart F income, any gain allocated to a Class A unitholder from our disposition of stock in a CFC will be treated as ordinary dividend income to the extent of the holder’s allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a non-U.S. entity owned by us that is treated as a CFC will not pass through to our holders. Moreover, a portion of any gain from the sale or exchange of a Class A unit may be taxable as ordinary income.

If a non-U.S. entity held by us is classified as both a CFC and a PFIC during the time we are a U.S. Shareholder of such non-U.S. entity, a holder will be required to include amounts in income with respect to such non-U.S. entity pursuant to this subheading, and the consequences described under the subheading “—Passive Foreign Investment Companies” above will not apply. If our ownership percentage in a non-U.S. entity changes such that we are not a U.S. Shareholder with respect to such non-U.S. entity, then Class A unitholders may be subject to the PFIC rules. The interaction of these rules is complex, and prospective holders are urged to consult their tax advisers in this regard.

Oaktree Holdings, Ltd. is a CFC subject to the foregoing rules and as such, each Class A unitholder that is a U.S. person will be required to include in income its allocable share of Oaktree Holdings, Ltd.’s “Subpart F” income reported by us.

Investment Structure

To manage our affairs so as to meet the Qualifying Income Exception and comply with certain requirements in our operating agreement, we may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole judgment of our board of directors in order to create a tax structure that we expect will be efficient for our Class A unitholders. However, because our Class A unitholders will be located in numerous taxing jurisdictions, no assurances can be given that any such investment structure will be beneficial to all our Class A unitholders to the same extent, and may even impose additional tax burdens on some of our Class A unitholders. As discussed above, if the entity were a non-U.S. corporation it may be considered a PFIC or a CFC. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition would be subject to such tax, whether the corporation is a U.S. or a non-U.S. corporation.

Taxes in Other State, Local, and Non-U.S. Jurisdictions

In addition to U.S. federal income tax consequences, you may be subject to potential U.S. state and local taxes because of an investment in us in the U.S. state or locality in which you are a resident for tax purposes or in which we have investments or activities. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in state, local or non-U.S. jurisdictions in which we invest, or in which entities in which we own interests conduct activities or derive income. Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisers regarding the U.S. state, local and non-U.S. tax consequences of an investment in us.

Transferor/Transferee Allocations

Our taxable income and losses will be determined and apportioned among investors using conventions we regard as consistent with applicable law. As a result, if you transfer your Class A units, you may be allocated income, gain, loss and deduction realized by us after the date of transfer.

Although Section 706 of the Code provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our allocation method complies with its requirements. If our convention were not permitted, the IRS might contend that our taxable income or losses must be reallocated among the investors. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our board of directors is authorized to revise our method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Taxes

If Class A units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to our Class A units.

U.S. Taxation of Tax-Exempt U.S. Holders of Class A Units

A holder of Class A units that is a tax-exempt entity for U.S. federal income tax purposes (including an individual retirement account or 401(k) plan participant) and therefore exempt from most U.S. federal income taxation may nevertheless be subject to “unrelated business income tax” to the extent, if any, that its allocable share of our income consists of “unrelated business taxable income,” or UBTI. A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its UBTI its pro rata share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership could be treated as earning UBTI to the extent that such partnership derives income from “debt-financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property).

Because we are under no obligation to minimize UBTI, tax-exempt U.S. Holders of Class A units should consult their own tax advisers regarding all aspects of UBTI.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in Class A units for purposes of these tests will depend on whether we are treated as a “qualifying publicly traded partnership.” If our limited liability company is so treated, then the Class A units themselves are the relevant assets for purposes of the 50% asset value test and the net income from the Class A units is the relevant gross income for purposes of the 90% gross income test. RICs may not invest greater than 25% of their assets in one or more qualifying publicly traded partnerships. All income derived from a qualifying publicly traded partnership is considered qualifying income for purposes of the RIC 90% gross income test described above. However, if we are not treated as a qualifying publicly traded partnership for purposes of the RIC rules, then the relevant assets for the RIC asset test will be the RIC’s allocable share of the underlying assets held by us and the relevant gross income for the RIC income test will be the RIC’s allocable share of the underlying gross income earned by us. Whether we will qualify as a “qualifying publicly traded partnership” depends on the exact nature of our future investments, but we do not expect to be treated as a “qualifying publicly traded partnership.” In addition, as discussed above under “—Consequences to U.S. Holders of Class A Units,” we may derive taxable income from an investment that is not matched by a corresponding cash distribution. Accordingly, a RIC investing in our Class A units may recognize income for U.S. federal income tax purposes without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements under Sections 852 and 4982 of the Code for avoiding income and excise taxes. RICs should consult their own tax advisers about the U.S. tax consequences of an investment in Class A units.

Consequences to Non-U.S. Holders of Class A Units

U.S. Income Tax Consequences

In light of our intended investment activities, we may be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes, which may cause some portion of our income to be treated as effectively connected income, or ECI, with respect to non-U.S. holders. Moreover, dividends paid by an investment that we make in a real estate investment trust, or REIT, that are attributable to gains from the sale of U.S. real property interests and sales of certain investments in interests in U.S. real property, including stock of certain U.S. corporations owning significant U.S. real property, may be treated as ECI with respect to certain non-U.S. Holders.

To the extent our income is treated as ECI, non-U.S. Holders would be (1) subject to withholding tax on their allocable share of such income, (2) required to file a U.S. federal income tax return for such year reporting their allocable share, if any, of income or loss effectively connected with such trade or business, including certain income from U.S. sources not related to us, and (3) required to pay U.S. federal income tax at regular U.S. federal income tax rates on any such income. Moreover, a corporate non-U.S. Holder might be subject to a U.S. branch profits tax on its allocable share of its ECI. Any amount so withheld would be creditable against such non-U.S. Holder’s U.S. federal income tax liability, and such non-U.S. Holder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Holder’s U.S. federal income tax liability for the taxable year. Finally, if our income is treated as ECI, a portion of any gain recognized by a holder who is a non-U.S. Holder on the sale or exchange of its Class A units could be treated for U.S. federal income tax purposes as ECI, and hence such non-U.S. Holder could be subject to U.S. federal income tax on the sale or exchange.

To the extent we receive dividends from a U.S. corporation through the Oaktree Operating Group and its investment vehicles, your allocable share of distributions of such dividend income will be subject to U.S. withholding tax at a rate of 30%, unless you are eligible for a reduced rate of such withholding and provide us with certain relevant tax status information. Distributions to you may also be subject to withholding to the extent they are attributable to the sale of a U.S. real property interest or if the distribution is otherwise considered fixed or determinable annual or periodic income under the Code, provided that an exemption from or a reduced rate of such withholding may apply if certain tax status information is provided. If such information is not provided and you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations, if you reside in a treaty jurisdiction which does not treat our limited liability company as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. You should consult your tax advisers regarding the treatment of U.S. withholding taxes.

Special rules may apply in the case of a non-U.S. Holder that (1) has an office or fixed place of business in the United States, (2) is present in the United States for 183 days or more in a taxable year or (3) is a former citizen of the United States, a foreign insurance company that is treated as holding interests in us in connection with their U.S. business, a PFIC or a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your tax advisers regarding the application of these special rules.

U.S. Federal Estate Tax Consequences

The U.S. federal estate tax treatment of our Class A units with regards to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If our Class A units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual non-U.S. Holders who are non-citizens and not residents of the United States should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with regard to our units.

Administrative Matters

Taxable Year

We currently use the calendar year as our taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Tax Matters Member

OCGH acts as our “tax matters member” or “partnership representative,” as applicable. As the tax matters member or partnership representative, OCGH has the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

It may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s to IRS Form 1065. If we cannot provide timely Schedule K-1s, we expect to provide estimates of such tax information (including your allocable share of our income, gain, loss and deduction for our preceding year) by the deadline for filing U.S. income tax returns each year; in that event, however, there is no assurance that the Schedule K-1s, which would be provided after the estimates, will be the same as our estimates. For this reason, holders of Class A units who are U.S. taxpayers may want to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

In addition, in the event we provide separate estimates and subsequent Schedule K-1s, it is possible that a Class A unitholder will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the partnership. Any obligation of a Class A unitholder to file amended income tax returns for that or any other reason, including any costs incurred in the preparation or filing of such returns, is the responsibility of each Class A unitholder.

In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year’s tax liability and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Tax Shelter Regulations

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. An investment in us may be considered a reportable transaction if, for example, we recognize certain significant losses in the future. In certain circumstances, a Class A unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear and it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to (1) significant accuracy-related penalties with a broad scope, (2) for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and (3) in the case of a listed transaction, an extended statute of limitations.

Class A unitholders should consult their tax advisers concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the dispositions of their interests in us.

Constructive Termination

Subject to the large partnership election rules described below, we will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period.

Our termination would result in the close of our taxable year for all holders of Class A units. In the case of a holder reporting on a taxable year other than a fiscal year ending on our year-end, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in such holder’s taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new tax election under Section 754 of the Code. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

The Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the Class A unitholders, and such Schedules K-1 would have to be provided to Class A unitholders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent us from suffering a “technical termination” (which would close our taxable year) if within a twelve-month period there is a sale or exchange of 50 percent or more of our total interests. We have the discretion to make such an election, if eligible. If we make such election, IRS audit adjustments will flow through to holders of the Class A units for the year in which the adjustments take effect, rather than the holders of Class A units in the year to which the adjustment relates. In addition, we, rather than the holders of the Class A units individually, will be liable for any interest and penalties that result from an audit adjustment.

Withholding and Backup Withholding

For each calendar year, we will report to you and the IRS the amount of distributions we made to you and the amount of U.S. federal income tax (if any) that we withheld on those distributions. The proper application to us of rules for withholding under Section 1441 of the Code (applicable to certain dividends, interest and similar items) is unclear. Because the documentation we receive may not properly reflect the identities of partners at any particular time (in light of possible sales of Class A units), we may over-withhold or under-withhold with respect to a particular holder of Class A units. For example, we may impose withholding, remit that amount to the IRS and thus reduce the amount of a distribution paid to a non-U.S. Holder. It may turn out, however, the corresponding amount of our income was not properly allocable to such holder, and the withholding should have been less than the actual withholding. Such holder would be entitled to a credit against the holder’s U.S. tax liability for all withholding, including any such excess withholding, but if the withholding exceeded the holder’s U.S. tax liability, the holder would have to apply for a refund to obtain the benefit of the excess withholding. Similarly, we may fail to withhold on a distribution, and it may turn out the corresponding income was properly allocable to a non-U.S. Holder and withholding should have been imposed. In that event, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne by all holders of Class A units on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant non-U.S. Holder).

Under the backup withholding rules, you may be subject to backup withholding tax (at the rate of 28%) with respect to distributions paid unless: (1) you are a corporation or come within another exempt category and demonstrate this fact when required or (2) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN or Form W-8 BEN-E. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

If you do not timely provide us (or the clearing agent or other intermediary, as appropriate) with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, we may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all investors. Such excess U.S. backup withholding taxes may be treated by us as an expense that will be borne by all investors on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. withholding tax may apply to certain payments or, for a disposition occurring after December 31, 2018, the gross proceeds from a disposition of any U.S. stock or securities, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Non-U.S. and U.S. Holders are encouraged to consult their own tax advisors regarding the implications of FATCA on their investment in our Class A units.

Nominee Reporting

Persons who hold an interest in our limited liability company as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (3) a tax-exempt entity;

•	the amount and description of Class A units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Class A units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the Class A units with the information furnished to us.

New Partnership Audit Legislation

Legislation was recently enacted that significantly changes the rules for U.S. federal income tax audits of partnerships. Such audits will continue to be conducted at the partnership level, but with respect to tax returns for taxable years beginning after December 31, 2017, and, unless a partnership qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the partnership. Under the alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take the adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If we are able to and in fact elect the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge.

There can be no assurance that we will be eligible to make such an election or that we will, in fact, make such an election for any given adjustment. If we do not or are unable to make such an election, then (1) the then current holders of the Class A units, in the aggregate, could indirectly bear income tax liabilities in excess of the aggregate amount of taxes that would have been due had we elected the alternative procedure, and (2) a given holder may indirectly bear taxes attributable to income allocable to other holders or former holders, including taxes (as well as interest and penalties) with respect to periods prior to such holder’s ownership of the Class A units. Accordingly, it is possible that a holder will bear tax liabilities unrelated to its ownership of the Class A units. Amounts available for distribution to the holders of the Class A units may be reduced as result of our obligations to pay any taxes associated with an adjustment.

The partnership representative of OCG will be the only person with the authority to act on our behalf with respect to audits and certain other tax matters and may decide not to elect (or may be unable to elect) the alternative procedure for any particular adjustment. In addition, we and each holder will be bound by the actions taken by the partnership representative on our behalf during any audit or litigation proceeding concerning U.S. federal income taxes.

Many issues and the overall effect of this new legislation on us are uncertain, and holders should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances.

New Legislation or Administrative or Judicial Action

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our Class A unitholders will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships or entities treated as partnerships for U.S. federal income tax purposes. The present U.S. federal income tax treatment of an investment in our Class A units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. Changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the Qualifying Income Exception for us to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect or cause us to change our investments and commitments, affect the tax considerations of an investment in us and adversely affect an investment in our Class A units. See “Risk Factors—Risks Relating to United States Taxation” in our most recent Annual Report on Form 10-K. We and our Class A unitholders could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

Our organizational documents and agreements permit our board of directors to modify the amended and restated operating agreement from time to time, without the consent of the Class A unitholders, in order to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our Class A unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND OUR UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH PROSPECTIVE HOLDER AND IN REVIEWING THIS PROSPECTUS THESE MATTERS SHOULD BE CONSIDERED. PROSPECTIVE UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN THE CLASS A UNITS.

CERTAIN ERISA CONSIDERATIONS

Unless otherwise indicated in the applicable prospectus supplement, the offered securities may, subject to certain legal restrictions, be held by (i) “employee benefit plans” (as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) subject to Title I of ERISA, (ii) plans, individual retirement accounts and other arrangements subject to Section 4975 of the Code, or provisions under other federal, state, local, non-U.S. or other laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”) and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each of the foregoing described in clauses (i), (ii) and (iii) being referred to as a “Plan”). Each prospective holder must determine whether the purchase or holding of an interest in an offered security with the assets of a Plan is consistent with applicable fiduciary duties and will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The ERISA and prohibited transaction laws and regulations applicable to persons investing in “plan assets” are complex and are subject to varying interpretations. Moreover, the effect of such laws and regulations and the potential availability of exemptions thereto will vary with the particular circumstances of the offered securities and of each prospective holder and in reviewing this prospectus these matters should be considered. Each plan fiduciary or other person considering a purchase of any offered securities on behalf of, or with the assets of, any Plan should consult its legal advisor concerning the matters described herein.

LEGAL MATTERS

Simpson Thacher & Bartlett LLP, Los Angeles, California, has passed upon the validity of the securities and has provided a tax opinion in connection with the Class A units.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

An investment vehicle composed of certain partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others own an interest representing less than 1% of the capital commitments of investment funds managed by OCG or one or more of its subsidiaries.